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02042406

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Valeo SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3668 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 7/5/02

ANNUAL REPORT 2001




Valeo


Aftermarket*
19%
Transmissions
5%
Thermal systems
25%
Security systems
5%
Electrical & electronic systems
46%
*including sales to manufacturers that were previously included in industrial activities.

SALES BY BUSINESS

Valeo is present in four key automotive businesses and is a major player in the aftermarket. Electrical and electronics activities show strong growth potential in both the OEM and aftermarket segments.


549
661
745
7.1 %
7.3 %
7.3 %
1999
2000
2001

CAPITAL EXPENDITURE

(in million euro and as a % of sales)

Capital expenditure continued at a sustained level. It amounted to 745 million euro, or 7.3% of sales.


523
573
619
6.8 %
6.3 %
6.0 %
1999
2000
2001

RESEARCH & DEVELOPMENT

(in million euro and as a % of sales)

Research and Development efforts were strengthened, while spending was limited to 6% of sales. Significant progress was made in terms of R&D productivity.


1,068
920
296
13.8 %
10.1 %
2.9 %
1999
2000
2001

CASH FLOW*

(in million euro and as a % of sales)

Cash flow fell to 296 million euro, reflecting the weaker operating results and the exceptional restructuring plans.

** Net income + depreciation*


648
426
15.0 %
29.0 %
1999
2000
2001
(17.0 %)
(464)

NET INDEBTEDNESS

(in million euro and as a % of equity)

Net indebtedness was 648 million euro at year-end 2001. It was up due to exceptional items, including a capital gains tax from an asset disposal in 1999. Gearing is 29%.


2,652
2,919
2,262
1999
2000
2001

SHAREHOLDERS' EQUITY AT 31 DECEMBER (in million euro)

After deduction of the net loss for the year, shareholders' equity stood at 2,262 million euro, a decrease of 23%.


10,234*
9,120
7,717
3 %
6 %
3 %
7 %
3 %
4 %
24 %
29 %
31 %
62 %
61 %
67 %
South America
Asia and Africa
North America
Europe
1999
2000
2001

SALES BY REGION (in million euro and as a % of sales)
Valeo's consolidated sales increased by 12.2%, mainly as a result of acquisitions in the last quarter of 2000. The impact of exchange rate fluctuations was negligible.
Valeo generated 67% of its sales in Europe (a larger share, owing to Sylea), 24% in North America (a smaller share, owing to declining automobile production), 6% in Asia and Africa, and 3% in South America.


10,234
9,120
7,717
19 %
19 %
20 %
80 %
81 %
81 %
Aftermarket
OEM market
1999
2000
2001

SALES BY MARKET (in million euro)
Original equipment supplied to vehicle manufacturers accounted for 81% of sales.
The share of the aftermarket, which includes original equipment spares and replacement parts supplied through dealer networks and independent distributors, remained stable at 19% of sales.


1,512
1,708
1,675
Quarter
15.0 %
16.7 %
17.0 %
17.0 %
404
463
396
412
19.6 %
18.7 %
16.4 %
1999
2000
2001
Q1
Q2
Q3
Q4

GROSS MARGIN (in million euro and as a % of sales)
Gross margin fell to a low of 15.0% of sales in the first quarter of 2001, down by 4.4 percentage points versus the same period the previous year. The implementation of a short-term turnaround program reversed this trend as of the second quarter.


487
573
388
Quarter
2.0 %
4.5 %
4.2 %
4,6 %
54
124
98
112
6.3 %
6.3 %
3.8 %
1999
2000
2001
Q1
Q2
Q3
Q4

OPERATING INCOME
(in million euro and as a % of sales)
After reaching its low point in the first quarter, operating income recovered, rising to 4.6% of sales in the fourth quarter. This upturn reflected an improvement in the gross margin, more efficient use of R&D spending and better control of administrative and selling expenses.


563
368
7.3 %
4.0 %
1999
2000
2001
(5.8 %)
(591)

NET INCOME (in million euro and as a % of sales)
The net loss reflected, among other things, exceptional restructuring plans with allocated provisions amounting to 447 million euro and amortization of goodwill amounting to 217 million euro.


6.81
4.44
1999
2000
2001
(7.12)

NET EARNINGS PER SHARE (in million euro)
The net loss per share was 7.12 euro.

SALES: €10,234 MILLION

GROWTH IN SALES: +12.2%

OPERATING INCOME: €388 MILLION

R&D EXPENDITURE: €619 MILLION

THE 2001 ANNUAL REPORT
IS ALSO AVAILABLE ON THE
valeo.com WEBSITE

CONTENTS

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks, in both the OEM and aftermarket segments. Valeo ranks among the world's top 10 automotive suppliers*. The Group employs 70,000 people, representing 45 different nationalities, at 143 production plants, 53 R&D centers and 10 distribution centers in 25 countries worldwide.



Source: Automotive News – May 2001



Valeo is gradually recovering from the crisis that has been affecting it since July 2000. Internal problems, compounded by the slowdown in the American, then European automotive markets, put an end to fourteen years of profitable growth. While the new wiring and connective systems activities were being integrated, the Motors & Actuators Branch in North America, including the Rochester plant, and the Lighting Systems Branch in Europe slipped into the red.

The Board of Directors reacted by appointing Thierry Morin as the new Chairman in March 2001. And in May, to reinforce corporate governance, the Annual General Meeting approved the creation of a Supervisory Board, chaired by me, and a Management Board, chaired by Thierry Morin. Since then, the Supervisory Board has carried out its oversight responsibilities by meeting with the Management Board at least once a quarter and by holding a meeting of its Strategic Committee once a month. In addition, the compensation and audit committees have been very active.

In light of the situation, Valeo's external growth strategy was suspended to refocus the company on its core businesses – international activities with a high technological potential. In addition, the Group concentrated on the short-term turnaround of its results.

To achieve this turnaround, it was essential to reorganize the senior management teams, which had been weakened, and to reinforce management supervision, especially for recently integrated activities.

At the same time, dynamic action plans were launched to control production costs, overheads and capital employed by initially concentrating on loss-making operations in Europe and the USA. The worldwide supplier base is also being rationalized, while the distribution activities are being regrouped in order to boost our commercial presence in the aftermarket.

These measures, combined with the exceptional provisions booked in the 2001 accounts, should gradually make Valeo one of the most profitable companies in the automotive industry once again. The objective is to achieve the 6-7% operating profits of previous years while maintaining a healthy balance sheet.

As part of its new "refocusing" strategy, the Group is now concentrating on sectors in which it has acquired a strong international position in terms of marketing and technology, such as in electrical and electronic systems, engine cooling and climate control. To that end, the Group is actively managing its portfolio of non-strategic activities and a number of disposals have already been made.

Today, after years of vigorous internal and external growth, the Group is positioned as a top-class technological partner for automakers worldwide. Valeo offers its partners innovation and cost competitiveness in its areas of expertise. The new site at Bietigheim in Germany, which specializes in detection and wiper systems, reinforces the Group's network of state-of-the art technical centers which stretches across Europe, the USA, Japan and Korea. Thanks to its strategy of innovation, Valeo is able to profitably develop and sell increasingly innovative systems to vehicle manufacturers.

The Group's technical, professional and intellectual capacities have been further enhanced by intensive use of the Internet for communication and in-house training, as well as for reinforcing relations with customers and suppliers.

Valeo is continuing to take full advantage of its international positions. New plants are opening in Eastern Europe. In Japan, the Group, through its alliances, achieved 1.5 billion euro in sales. This progress is all the more significant since Japan is the world's most demanding market in terms of innovation, quality and service.

The Supervisory Board is lending its full support to the Management Board to implement the policy of improving results and refocusing on core businesses. The soundness of this approach will be confirmed by a return to a strong level of cash flow and return on capital employed.

There is still a lot of work to be done. However, as a sign of its confidence in the future, the Supervisory Board has approved the Management Board's proposal to the Annual General Meeting of Shareholders to pay a dividend of 0.70 euro per share.

The Board would like to thank Thierry Morin, the entire Management Board as well as Valeo's employees and management team for the proactiveness and energy they have shown in these particularly trying circumstances.



Noël Goutard – Chairman of the Supervisory Board

Paris, April 2nd 2002



"I would like to thank you, our shareholders, customers and suppliers for the confidence you have shown in Valeo during this difficult year. With your support, we are building Valeo's future."

Since my appointment as Chairman and Chief Executive Officer on March 21st, then as Chairman of the Management Board on May 9th 2001, the new management team has focused on turning around the Group by continuously improving margins and quality. Following the substantial losses recorded in the first quarter of 2001, Valeo immediately drew up a plan adapted to the new realities of a shrinking market, strong pressure on prices and accelerated technological change.

This recovery plan was implemented from April 2001. Teams were strengthened through internal promotions and outside recruitment. The 80 vacant senior management positions were filled and 1,800 new engineers joined the Group.

Valeo resolutely pursued the rationalization of its industrial base. Twelve sites were closed in Europe and in America. The redeployment of operations to areas with lower production costs led to the opening of two new facilities in the Czech Republic and in Poland. At the same time, Valeo refocused on its core businesses, disposing of 17 production sites that were part of non-strategic activities. At end 2001, Valeo had 143 production sites versus 170 a year earlier.

Extensive measures were taken to boost the still incomplete integration of recent acquisitions. The activities of Sylea were incorporated into the Valeo organization within the Electronics & Connective Systems and Switches & Detection Systems Branches. These activities have improved their performance by implementing Valeo systems and methods. In North America, Valeo Electrical Systems, Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code, in order to facilitate its return to a balanced economic situation as soon as possible.

Key priorities in 2001 included rationalizing the supplier base and integrating suppliers as fully as possible. As a result, the number of suppliers was reduced by 900 in nine months. In gaining higher volumes of business, efficient suppliers boost productivity, thus benefiting the entire supply chain. An office was also opened in Shanghai to select the best suppliers in Southeast Asia. The purchasing department achieved excellent results in 2001, thanks in part to the development of on-line catalogs and reverse auctions on the Internet.

In all areas of activity, Valeo has increased productivity and efficiency through the use of new information technologies. The Group incorporated new applications into its intranet, including distance learning and knowledge management tools, which are accessible to all Valeo employees worldwide.

All of these actions carried out by motivated teams, together with rigorous management, produced quick results. As I had promised, operating results recovered throughout the year. Over the last three quarters, gross margin increased by 2 percentage points and operating income by 2.6 points. The net loss of 591 million euro for the year includes all provisions needed for the restructuring in progress in Europe and America.

Research and development efforts were intensified, which will enable Valeo to accelerate its growth in the area of advanced technology. With more than 500 innovations patented in 2001, Valeo stands out as one of France's leading patent filers. The company has 53 R&D centers across Europe, the USA and Asia, where its 5,600 engineers and technicians are designing the products of the future with increasingly short lead-times. Valeo's development capacity has been reinforced through the creation of partnerships with high-tech firms, enabling the transfer of know-how acquired in other sectors to the automotive industry.

The transversal "Domains" approach (Driveline Systems, Seeing and Being Seen, Electrical Energy Management, Access and Security, Thermal Systems) was implemented to enhance technological synergies between the different Branches of the Group. This approach underpins Valeo's growing role in the design of increasingly complex and innovative systems, and will enable the Group to increase its presence on new vehicles.

In 2001, Valeo received numerous awards from automakers recognizing its commitment to total quality. The Group now sets its quality objectives based on the standards of its Japanese customers, the most demanding in the automotive industry.

I would like to thank you, our shareholders, customers and suppliers for the confidence you have shown in Valeo during this difficult year. Our four strategic directions – total quality, innovative technology, global presence and competitive costs – will allow Valeo to achieve its objective of profitable growth. Back on track and buttressed by a solid financial structure, the Group will focus on broadening its product range and growing market share. With your support, we are building Valeo's future.



Thierry Morin – Chairman of the Management Board

Paris, April 2nd 2002

THE MANAGEMENT BOARD

Thierry Morin–*Chairman of the Management Board*





Luc Blériot
Senior Vice-President, Electrical and Electronics Activity



Bernard Geymond
Vice-President, Human Resources and Administrative Affairs



Géric Lebedoff
General Counsel



Vincent Marcel
Vice-President, Financial Affairs and Strategic Operations

THE MANAGEMENT COMMITTEE



Christine Bénard
Vice-President, Purchasing



Gérard Bouctot
Financial Control Director



Martin Haub
Vice-President, Product Marketing and Research & Development



Francis Hoyer
Vice-President, Simultaneous Engineering Project



Hans-Peter Kunze
Senior Vice-President, Sales and Business Development



Guy Perrot
Vice-President, Engineering



Edward K. Planchon
Advisor to the Chairman of the Management Board



Xavier Véret
Chairman's Delegate



Jean-Marc Hannequin
Vice-President, Transmissions Branch



André Gold
Vice-President, Climate Control Branch



Alain Marmugi
Vice-President, Engine Cooling Branch



Patrice Brion
Vice-President, Security Systems Branch



Michel Giannuzzi
Vice-President, Electrical Systems Branch



François Hiriart
Vice-President, Wiper Systems Branch



Jean-Jacques Giambi
Vice-President, Motors & Actuators Branch (acting)



Robert de la Serve
Vice-President, Lighting Systems Branch



Claude Leïchlé
Vice-President, Electronics & Connective Systems Branch



Philippe Huyghe
Vice-President, Distribution Branch



Jacques Mauge
Deputy Vice-President Distribution Branch

The Management Committee comprises the members of the Management Board and the Group's Functional and Operational Vice-Presidents.

Stock market data	**2001**	**2000**	**1999**	**1998**	**1997**
Market capitalization (in billion euro)	**3.72**	4.01	6.34	5.53	4.39
Number of shares	**83,056,603**	82,923,403	82,808,128	82,475,628	70,520,626
Highest share price (in euro)	**59.90**	82.60	89.40	103.66	66.16
Lowest share price (in euro)	**30.02**	43.90	59.90	55.72	47.41
Average share price (in euro)	**47.17**	56.35	74.83	77.32	57.17
Share price at end of period (in euro)	**44.80**	47.56	76.60	67.14	62.23

Data per share (in euro)	**2001**	**2000**	**1999**	**1998**	**1997**
Net earnings (on average number of shares)	**(7.12)**	4.44	6.81	3.45	3.22
Dividend*	**0.70**	1.35	1.50	1.00	0.99
Dividend including tax credit**	**1.05**	2.03	2.25	1.50	1.49

** Dividend of 0.70 euro proposed to the 2002 Annual General Meeting.*

*** Tax credit equivalent to 45% of the dividend amount paid to legal entities in 1995, 40% in 2000 and 25% in 2001 (for the previous year).*

The Annual General Meeting of May 9th 2001 approved Valeo's transformation into a *Société Anonyme à Directoire et Conseil de Surveillance* (Company with Management Board and Supervisory Board). This dual structure separates management duties, carried out by the Management Board, from the oversight function of the Supervisory Board.

In 2001, the Valeo Board of Directors met twice prior to May 9th, and the Supervisory Board subsequently met five times. The Supervisory Board is supported by three committees to assist with its work and decision-making:

- *a Strategic Committee,* responsible for examining the medium and long-term strategic orientations and budgets and also for analyzing proposed acquisitions that could impact the Group's strategy;


120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001
2002

SHARE PRICE
(in euro)


35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
1996
1997
1998
1999
2000
2001
2002

MONTHLY TRADING VOLUME
(number of shares)

- *an Audit Committee,* responsible for selecting and enforcing the internal control procedures and accounting methods used to prepare consolidated or corporate financial statements, and for ensuring that the major operations carried out at Group level receive the appropriate accounting treatment;
- *a Remuneration Committee,* responsible for submitting proposals for management compensation to the Supervisory Board.

Share price performance

In highly unfavorable market conditions, Valeo's share price declined by 5.8% between December 29th 2000 and December 28th 2001. In comparison the CAC 40 and SBF 120 indexes fell by 22% and 21% respectively.


% equity (% voting rights)
Free float
63.12% (56.49%)
CGIP
20.09% (27.88%)
CDC*
8.75% (8.91%)
Franklin Resources Inc. (USA)
8.04% (6.72%)
Number of shares 83,056,603
Number of voting rights 99,338,862
* Own account.

SHAREHOLDERS
(at December 31st 2001)

Valeo pursued its financial communication policy in 2001, communicating with all shareholders (both actual and potential) as well as with investment analysts. The aim of the policy is to provide clear, fully transparent information on a regular basis. Valeo is one of the few automotive companies in Europe to publish a quarterly income statement.

Valeo endeavors to rapidly inform the financial community about its results and about key events in the life of the Group. Valeo presented its audited annual financial statements for 2001 on January 31st 2002, making it one of the most proactive companies in the world in this area.

Individual shareholders

o Valeo has more than 80,000 individual shareholders, who collectively own more than 8% of its capital.

o A number of tools are used to promote individual share ownership and to maintain efficient lines of communication. The toll-free phone line created in France in 1998 has proved

Valeo share information

Quoted on the Paris Bourse under the deferred settlement system.

A component of the Euronext 100, SBF 120, FTSE All-Share and FTSE4Good indexes.

Quoted in London, Nasdaq Europe and in the form of sponsored ADRs in the U.S.

Shares may be held in either registered or bearer form, at the shareholder's discretion.

Double voting rights for registered shares if held for more than 4 years.

Provisional 2002 reporting schedule

Announcement	Provisional date
First quarter 2002 results	mid-April 2002
First half 2002 results	end-July 2002
Third quarter 2002 results	mid-October 2002
Annual results 2002	end-January 2003

Financial information

Bruno-Roland Bernard,
Investor Relations Director

Valeo
43, rue Bayen
75848 Paris Cedex 17, France
Tel.: +33(0)1 40 55 20 39
Fax: +33(0)1 40 55 20 40
www.valeo.com
Toll-free number: 0 800 814 045 (France only)

highly successful. The financial information section of the corporate website (www.valeo.com) has been upgraded to provide easier access. In particular, the site now allows individuals to view presentations intended for institutional shareholders and investment analysts.

○ Since the end of 2000, Société Générale has acted as registrar for the Group, offering a privileged channel for dialoguing with individual shareholders. A reduced-cost information line (0825 820 000) is available to registered shareholders in France.

Institutional shareholders

○ In 2001, Valeo gradually intensified its communication program for institutional shareholders in France, the rest of Europe and the U.S.

○ Valeo satisfies this community's growing demand for transparency by publishing quarterly income statements.





First Quarter

January *Opening of a plant in San Luis Potosi, Mexico (Electrical Systems Branch).*

March *Appointment of Thierry Morin as Chairman of Valeo.*

March *Opening of the Shanghai purchasing office, in charge of selecting the best Asian suppliers.*

March *Strategic alliances with SKF, Tenneco Automotive and TRW to improve logistical services to European customers in the spare parts market.*

Second Quarter

May *Valeo's corporate structure modified to a management board and a supervisory board. Launch of the program to dispose of non-strategic businesses.*

May *Opening of a plant in Zebrak, Czech Republic (Climate Control Branch).*

June *Valeo awarded an innovation prize (Grand Prix du Predit) for its anti-pollution/anti-odor in-cabin air system.*

June *Valeo and Iteris sign an agreement to develop and market integrated automotive vision systems.*

June *The SIA/Epcos prize for innovation in electronics awarded to Valeo and Renault for the hands-free keyless entry system.*





Third Quarter

July *Eurobond issue (500 million euro of 5-year bonds).*

September *Technological innovation strategy based on five transversal Domains presented at the IAA auto show in Frankfurt.*

September *Record order for the Valeo Ultrasonic Park Assist system.*

September *Opening of a plant in Skawina, Poland (Engine Cooling Branch).*

September *Valeo and Ricardo sign an agreement to develop a 42-volt diesel hybrid vehicle with up to 30% lower fuel consumption.*

Fourth Quarter

October *Valeo awarded two prizes at the Grands Prix Internationaux at Equip Auto 2001 for its Silencio™ wiper blade and its Reglolux™ headlamp diagnostic system.*

October *Launch of the program enabling the Group's customers to test 25 technological innovations on special demonstration vehicles.*

November *Sale of Filtrauto (11 sites).*

December *Valeo Electrical Systems Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code, in order to facilitate its return to a balanced economic situation.*

December *Allevard the 50th supplier to join the strategic suppliers program.*



NORTH AMERICA
20 PRODUCTION SITES
11 R&D CENTERS
1 DISTRIBUTION CENTER
10,800 EMPLOYEES
USA, MEXICO

SOUTH AMERICA
13 PRODUCTION SITES
1 DISTRIBUTION CENTER
2,300 EMPLOYEES
BRAZIL, ARGENTINA

At December 31st 2001, Valeo had 143 production sites, 53 R&D centers and 10 distribution centers, employing 70,000 people of 45 different nationalities.



EUROPE

87 PRODUCTION SITES
38 R&D CENTERS
8 DISTRIBUTION CENTERS
46,300 EMPLOYEES
BELGIUM, CZECH REPUBLIC, FRANCE, GERMANY, HUNGARY, ITALY, NETHERLANDS, POLAND, PORTUGAL, SLOVENIA, SPAIN, SWEDEN, TURKEY, UNITED KINGDOM

AFRICA

9 PRODUCTION SITES
7,200 EMPLOYEES
MOROCCO, TUNISIA, SOUTH AFRICA

ASIA

14 PRODUCTION SITES
4 R&D CENTERS
3,400 EMPLOYEES
JAPAN, CHINA, SOUTH KOREA, INDIA

The Group supplies all of the world's vehicle manufacturers and is present on all of the major auto-producing continents.

VALEO'S RESPONSE TO CUSTOMER EXPECTATIONS


10,234
9,120
3 %
6 %
3 %
7 %
24 %
29 %
61 %
67 %
2000
2001

SALES BY GEOGRAPHICAL AREA
(in million euro and % sales)

South America
Asia and Africa
North America
Europe


57.1
55.3
-3 %
2000
2001

GLOBAL LIGHT VEHICLE PRODUCTION
(production in million of vehicles)

The world automotive industry is characterized by high customer expectations in terms of quality, technology and cost competitiveness. The market registered a significant slowdown in the first half of 2001, mainly in North America. The trend was confirmed in the second half, especially after the events of September 11. World vehicle output fell by 3% over the year (10% in North America and 1% in Europe and Asia). Valeo strengthened its position with an overall 12.2% increase in sales. Sales progressed most in Europe, thanks to internal growth and the acquisitions made in 2000. In the rest of the world, the Group continued to grow its market share, enabling it to offset the downturn of the market. Valeo ranks among the world's top ten automotive suppliers. Present in 25 countries, the Group offers a highly diversified range of products and systems to all vehicle manufacturers.

In an increasingly competitive market, automakers demand ever more competitive prices from their suppliers. In 2001, Valeo was able to offer substantial technical productivity gains. The worldwide coordination of all projects is handled by global customer teams. This organizational structure is


DAEWOO
DAIMLERCHRYSLER
FIAT
Ford Motor Company
GM
HONDA
HYUNDAI
NISSAN
PORSCHE
PSA PEUGEOT CITROËN
RENAULT
ROVER
MG
TOYOTA
DAF
A PACCAR COMPANY
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perfectly adapted to vehicle manufacturer needs, and Valeo intends to further strengthen it in the future so as to better anticipate customer needs.

In the coming years, automakers will also expect their suppliers to take on more and more responsibility for product design and supply chain management while continuing to introduce new technologies. Thanks to its innovations and its ability to integrate functions into complex systems, Valeo will be able to effectively satisfy its customers' requirements.

In 2001, Valeo introduced a new way of promoting high technology through its "Ride & Drive" tech days. Customers are invited to test and experience Valeo innovations on specially equipped vehicles. By taking the vehicles onto the road, they can judge the benefits of Valeo innovations for the end customer. The earlier new concepts and technologies are presented to automakers, the more an early integration into new vehicles is facilitated. These "Ride & Drive" tech days were well received by participants and more events of this kind will be organized in 2002.

TECHNOLOGICAL INNOVATION AND INDUSTRIAL EXCELLENCE

During the first quarter of 2001, Valeo faced serious operational difficulties related in part to the slowdown in the automotive market.

Against this background, in April a revamped management team developed and implemented a three-part strategy to turn around the Group's results:

- A focus on five priority areas to achieve a rapid return to profitability: the Rochester plant, Engine Cooling, Lighting Systems, Distribution and the integration of Sylea;
- Intensified restructuring in order to adapt the industrial footprint to market requirements;
- Refocusing on the Group's core businesses by selling non-strategic activities: Filtrauto, non-automotive wiring, Valeo Transmissions Ltd and the Sainte Savine plastic injection business.

These actions contributed to the gradual improvement in the Group's results during the following three quarters of 2001.

Valeo's profitable growth strategy is based on technological innovation and industrial excellence at the service of its customers. In 2001, research and development spending rose 8% to 619 million euro, accounting for 6% of sales. This was accompanied by a significant gain in R&D productivity. The 500 or so innovations patented during the year (initial filings), like the numerous awards won by new Valeo products, reflect the commitment of all of the Group's engineers.

Industrial excellence is supported by the continuous improvement approach and the 5 Axes methods, which are key contributors to Valeo's position as a leading automotive supplier with unique technological know-how and a competitive edge in terms of cost and quality.

Valeo has made sustainable development a central element of its strategy. This commitment is demonstrated daily through respect for laws and regulations as well as its own code of ethics, published in 1998, through the Group's contributions to the community's well-being and through its proactive environmental protection policy.

THE 5 AXES


TOTAL QUALITY
CONSTANT INNOVATION
SUPPLIER INTEGRATION
VALEO PRODUCTION SYSTEM
INVOLVEMENT OF PERSONNEL

FOR CUSTOMER SATISFACTION

INVOLVEMENT OF PERSONNEL
Involvement implies recognizing skills, enhancing them through training, giving people the means of carrying out their responsibilities, encouraging them to make suggestions for improvement and to participate actively in the running of autonomous teams.

VALEO PRODUCTION SYSTEM (VPS)
The VPS is designed to improve the productivity and quality of our products and systems. It is a "pull" system based on flexibility of production resources, the elimination of all non-productive operations and stopping production at the first non-quality incident.

CONSTANT INNOVATION
In order to design innovative, easy-to-manufacture, high-quality, cost-effective products while reducing development times, Valeo has set up an organization based on project teams and the simultaneous engineering of products and processes.

SUPPLIER INTEGRATION
By integrating suppliers we are able to benefit from their capacity to innovate, develop productivity plans with them and improve quality. Valeo aims to set up and sustain close, long-term relationships with a limited number of world-class suppliers.

TOTAL QUALITY
The aim of Total Quality is total customer satisfaction. To meet customer expectations on the quality of products and services, it is implemented by all members of the company together with all suppliers.

A COMMITMENT TO ENVIRONMENTAL PROTECTION


ENVIRONMENT, HEALTH & SAFETY REPORT
2001

Valeo's environmental policy aims to control industrial risks and develop products and processes that reduce pollution to a minimum, thereby satisfying the expectations of vehicle manufacturers and consumers. The success of this policy depends on awareness raising and training for all employees. It also requires that suppliers strictly comply with the Group's environmental policy.

The Environmental Management System (EMS), set up more than ten years ago, integrated the ISO 14001 standard in 1997. The system mobilizes the employees of all Group sites, based on a single standard that is even stricter than regulations require. Today, 50 Valeo sites worldwide have obtained their ISO 14001 certification and the rest are in the process of being certified.

Valeo's commitment to environmental protection is both defensive and offensive. Defensive because it aims to minimize industrial risks and eliminate the use of dangerous materials in processes and products. It is offensive in that it concentrates on designing new products and systems that contribute to a better environment.

To further reduce the environmental impact of its sites, Valeo has developed the "green factory" concept. This approach takes the environment into account right from the site design stage, including the choice of materials and energy and water management processes, while ensuring the flexibility of production. It enables production costs to be optimized through a global approach to waste management and the use of resources. It also allows non-renewable resources to be



"Green factory" at Atsugi-Shi (Japan) –
Valeo Transmissions.


Diesel-Electric Mild Hybrid Vehicle
Ricardo Downsized Engine 1.2 litre, 4cyl Diesel
42V Electric Machine
Valeo Supplied
Torque Boost
Regenerative Braking
Stop / Start
Efficient Generation
42V Ancillaries:
Valeo Water Pump,
Fans, HVAC
(No Fan Belts or alternator)

Diagram of the 42 V diesel hybrid vehicle developed with Ricardo.

managed more efficiently while reducing harmful emissions. New sites in Zebrak in the Czech Republic, Skawina in Poland and San Luis Potosi in Mexico were all built according to these principles.

In February 1998, as part of its product and process strategy, the Group drew up guidelines for environmental protection and recycling in the areas of product design and manufacturing. These principles include eliminating risky substances, anticipating the life cycle, using recycled materials, reducing waste, and re-manufacturing and re-using. As part of the drive to eliminate risky substances, the Group is continuing to seek viable substitutes. New processes have been adopted to help eliminate the use of chlorinated solvents. For example, the new range of G5 clutch facings use water-based solvent processes. Valeo's consumption of chlorinated solvents, which has significantly decreased in recent years, was reduced by a further 40% in 2001.

Valeo endeavors to design components and systems that reduce environmental impact. In the domain of electrical energy management, Valeo is leading the development of mild hybrid vehicles that aim to improve engine efficiency. The Group has also developed a system that reduces pollution and saves fuel in urban driving conditions. With this system, the alternator functions as both starter and electric motor, thereby enabling quick, quiet and less polluting restarts.

All of Valeo's achievements in this area are detailed in the new edition of the Environmental Report, published in May 2002.

THE STRENGTH OF DIVERSITY WITH A COMMON CULTURE


FORO DE CALIDAD
IDEAS DE MEJORA
REPORTE SEMANAL

INVOLVEMENT OF PERSONNEL
Toluca (Mexico) – Valeo Climate Control.
Employees made 64 suggestions
for improvement per person in 2001.

Valeo pursues its strategy of sustainable growth by making full use of the know-how and development potential of all its employees, experts, engineers, technicians and operators. The company brings together some 45 different nationalities, harnessing the strength of diversity within a common corporate culture. The Group capitalizes on and recognises these skills through internal mobility and career development within the organization (Branches, functional departments and National Directorates) at its sites in 25 countries. In 2001, the company launched an intensive recruitment campaign which resulted in the hiring of 1,800 engineers and the appointment of 80 senior managers to key positions. A 25% drop in the number of voluntary departures over the year reflected the increased stability of the workforce.

In 2001, the company streamlined its industrial operations, sold non-strategic operations and adapted its sites to the level of activity in the automobile industry. This led to a reduction in the workforce from 77,000 employees in March to 70,000 at the end of December. These actions were accompanied by a variety of social support measures. The Group commits substantial resources to helping affected employees find new jobs. It is making every effort to ensure that as many people as possible are re-deployed internally

ERGONOMIC WORKSTATIONS
Valeo provides all employees with a safe, efficient workstation.



KNOWLEDGE MANAGEMENT
All 25,000 computer-equipped Valeo employees benefit from direct, personalized access to all the information they need.



Best Practices
Constant Inno
Quality at the core of all

INTERNAL MOBILITY
Thanks to the diversity of its activities and its worldwide presence, Valeo offers employees a wide range of career development opportunities.



Jean Taborda, who joined the Group in 1992, has successively held positions in three different Branches in Brazil, Mexico and France, in the areas of process engineering, logistics, sales and purchasing.



TRAINING
The Valeo C@mpus e-training project will benefit all Group employees.

or externally, in order to avoid outright redundancies and to help re-industrialize local labor markets.

In terms of training programs, deployment of the "5 Axes" culture continued and was accelerated for the newly integrated entities. The year was also marked by the launch of the Valeo C@mpus e-training project, which aims to broaden the Group's training offer by taking advantage of the technological potential of the Internet. Valeo C@mpus, which will be part of the training program for all employees, provides structured learning via an information management platform which optimizes training actions. In April 2002, a special portal is being created for the Group's 3,000 managers.

As from 2003, Valeo C@mpus will be linked to the knowledge management base which is currently being deployed. This "collective memory" gathers all of Valeo's know-how and expertise in a single architecture.

A HIGH-PERFORMANCE PRODUCTION BASE


745
661
549
7.1%
7.3%
7.3%
1999
2000
2001

CAPITAL EXPENDITURE
(in millions of euro and % sales)

To fulfill customer orders in the shortest possible lead-times, at the best cost and with faultless quality, Valeo is continuously improving its production capabilities through the implementation of the Valeo Production System (VPS). The Group is enhancing the flexibility of its industrial base and standardizing its processes globally in order to satisfy customer expectations. The same Valeo product is thus produced in exactly the same way in China, Mexico or Germany, while taking local vehicle specificities into account.

Valeo intensified its industrial optimization and rationalization actions in 2001. Since the end of March 2001, twelve production sites have been closed in Europe and the USA while two new plants have opened in Poland and the Czech Republic. As part of the Group's strategy to refocus on its core businesses, four disposals involving 17 sites were carried out during the year. The total number of Valeo production sites at December 31st 2001 was 143, versus 170 at the end of March 2001.

Valeo's industrial strategy aims to optimize costs and logistics efficiency while taking local constraints into account. The Group accompanies its customers geographically in order to continuously improve the quality of services provided. It is strengthening its presence in the most cost-competitive regions, favoring countries with a high-quality industrial infrastructure and a qualified labor force while avoiding those that involve a political or economic risk. In line with these cri-



Nogent-le-Rotrou (France) – Valeo Climate Control.
Flat storage.



Atsugi-Shi (Japan) – Valeo Transmissions.
Flow analysis.

teria, nine plant or technical center construction or extension operations were in progress in March 2002.

In 2001, the continuous improvement of Valeo's production system could be seen most notably through the strengthening of VPS tools (pull flows, maintenance plans, rapid die changeover methodology, problem solving groups) and the sharing of best practices. A special effort was made to deploy "flat" storage in all Group plants. Production parts were traditionally stored by means of sophisticated, expensive vertical systems. With horizontal storage, inventory becomes clearly visible and easier to optimize. The resulting reduction in inventory also leads to a decrease in storage surface area. By implementing the flat storage method, the Valeo Security Systems plant in Toluca, Mexico, was able to reduce inventory by half and its storage area by 25%. With less handling required, there is a gain in productivity of 25% and the time needed to supply production lines is cut by 60%.

The continuous improvement of Valeo's production system is backed by the constant strengthening of employee skills. In 2001, the Group deployed the "VPS action" training program for managers at industrial sites. This program, which helps managers identify and solve the problems encountered in their plants, has already been implemented in 65 facilities. Deployment will continue in all Branches in 2002.

OBJECTIVE: ZERO DEFECTS



Châtellerault (France) – Wiper Systems Branch.
Follow-up of quality indicators.

Total Quality is an absolute requirement for automakers and consumers, and it is a top priority for Valeo.

The Zero Defects objective is the shared goal of all teams in the Group, in all functions and at all stages of the production process. Zero Defects means not only zero defective parts, but also zero rework, zero returns, zero incidents and zero late deliveries. This policy applies throughout the Group and is implemented immediately whenever a new site is built or acquired.

Several production facilities have achieved and maintained this target for many months. In 2001, for example, the Climate Control plant in Hamilton, Ohio (USA) produced its one-millionth defect-free heater core. All Group sites are focusing on continuous improvement by ensuring that their quality control system is adequate and that it is rigorously implemented.

All Valeo employees and suppliers are mobilized by the *Quality Action Plan (QAP), which is drawn up every year by* the quality manager of each site in line with the guidelines defined by the Group. It describes a plan of action to continuously improve quality, and is drawn up and implemented in coherence with the other plans of the entity.



Quality training session with participants from all Branches.



Hamilton (USA) – Climate Control Branch. Quality control.

The 2001 QAP describes how to build simple, efficient, value-added processes to satisfy both internal and external customers. Valeo's Quality strategy fully integrates all Group suppliers. The development of a "strategic suppliers program" and the various actions aimed at involving suppliers in new projects as early as possible contribute significantly to achieving Zero Defects.

Specific training programs – QNIT "Quality Network Integration Training" and Leading Quality – were launched in 2001 for all Valeo quality managers.

In 2001, the Group earned numerous awards from its customers for the quality of its products and services. The Electrical Systems Branch's Starters Division received the "Saturn Quality Achievement Award" from General Motors and several DaimlerChrysler "Gold Awards" were presented to the Climate Control, Engine Cooling and Motors & Actuators Branches. The Electrical Systems Branch's Korean Division earned a "Best Supplier Award" from Hyundai Mobis, while the Engine Cooling Branch's North American Division received a "Quality Performance Award" from Honda. Valeo was also named by Nissan of the U.K. as its top supplier in terms of quality.

SUPPLIER INTEGRATION



The signing of an agreement with one of Valeo's strategic partners.

Beyond its traditional mission of reducing costs, the objective of the Purchasing function is to contribute to the Group's profitable growth by integrating its suppliers. Valeo employs 1,660 people in Purchasing worldwide (including Supplier Quality) and the function represents 66% of sales.

The rationalization of the supplier base, which aims to select only the best, was accelerated in 2001. The number of agreements signed with strategic suppliers rose to 50. To be eligible for this program, the supplier must be a recognized technological leader in its sector and allow Valeo to benefit from faultless performance in terms of cost, quality and delivery. This commitment, which is unlimited in time, translates into a mutually advantageous relationship. Valeo benefits from the competitive edge of the suppliers in the program and integrates them into development projects at the earliest stages. Suppliers who sign this agreement undertake to continuously improve their strategic and operational excellence.

At the same time, the SuRe (Supplier Reduction) program, launched in December 2000, is working to reduce the total number of suppliers. This allows Valeo to award higher volumes to the best, that is, those capable of delivering perfect quality at very competitive prices. The number of production suppliers was cut by 902 in 2001, giving a total of 3,566 at year-end. Further reductions will be made at a sustained pace in 2002.

This rationalization of the supplier base has been coupled with an increase in purchasing volumes in low-cost countries. A purchasing office was opened at Shanghai, China, in March 2001 to identify Valeo's best Asian suppliers so that they may supply the Group's plants throughout the world. These purchases have generated savings of more than 20%.

The deployment of buyer coordinators by purchasing cate-



Bidding on line.



The new Asia Purchasing Office in Shanghai (China).

gory and by supplier was stepped up in 2001. The objective is to clarify purchasing strategies and profit from synergies. Following a successful operation in the plastic-parts sector, a similar project for cut/stamped parts will follow in 2002.

Increased used of online bidding, which was initiated as part of the e@SI (e-procurement at Supplier Integration) project, has produced average savings of 9% on the 335 million euro of purchases negotiated via reverse bidding. The amount of purchases is expected to double in 2002. During these online bidding sessions, participating suppliers monitor the successive proposals of their competitors and adjust their own, all in real time. Valeo awards contracts on the basis of the overall proposal, taking into account not only price but also quality, based on extensive preparatory work carried out before the bidding. Valeo is also continuing to roll out its Web catalogs. At year-end 2001, 106 catalogues were available at 125 industrial or administrative sites. The software includes the price list – negotiated globally at the Group level with referenced suppliers – and the validation process. This results in substantially lower prices and processing costs as well as shorter validation times for purchase requests.

Two new projects were recently launched within the framework of e@SI. For the first, SRM (Supplier Relationship Management), a secure extranet was set up to enable Valeo teams and suppliers to exchange information on technical productivity, Quality results and improvement programs. For the second, as part of the Knowledge Management project, the Purchasing Department developed the Advanced SuMo (Supplier Monitoring) database, in which each supplier is rated according to quality, cost, delivery and project development indicators.

Valeo now has select Internet-based purchasing tools that enable better supplier integration.

INNOVATION DRIVEN BY "DOMAINS"


619
573
523
1999
2000
2001

RESEARCH AND DEVELOPMENT (in million euro)

Innovation is a cornerstone of Valeo's profitable growth strategy, achieved through constant and sustained investment in research and development. A world leader in this area, the Group has 53 R&D centers in Europe, the USA and Asia, employing more than 5,600 engineers and technicians. In 2001, R&D expenditure totaled 619 million euro, representing 6% of sales. Valeo offers automakers global solutions to satisfy fundamental consumer demands for comfort, safety, lower fuel consumption and reduced pollutant emissions. Valeo's new "Domain" approach to innovation, launched in 2001, aims to benefit from the synergies between the Group's different areas of expertise. This transversal approach to innovation, based on the optimization of technological competencies, stimulates creativity, provides a complete systems offering to customers, shortens innovation development lead-times and enhances product functionality while bringing down costs.

Five Domains with strong technological and commercial potential have been identified, each providing a focus for the wide-ranging expertise of the Group: Driveline Systems, Seeing and Being Seen, Electrical Energy Management, Access and Security, Thermal Systems. The agreement signed in 2001 with the British engineering firm Ricardo, to develop a 42-Volt hybrid diesel vehicle that will generate up to 30% fuel savings, illustrates the potential of this cross-functional collaboration.



La Verrière (France) – Valeo Climate Control.
Thermal comfort test bench capable of reproducing all climatic conditions.



Products presented to customers at a Valeo tech day.

The same inter-Branch synergy approach applies to Valeo's "Modules" offering, which provides automakers with solutions to reduce cost, weight, volume and assembly time while enhancing the functionality of products integrated into a single module. The rear liftgate module, for example, allows several components – rear wiper system, center high-mounted stop lamp, rear-view camera, liftgate handle and latch, license plate lamps – to be integrated into one or more sub-modules. Innovative rear-multiplexed electrical architectures are also part of the offer.

The Group's innovations were distinguished by numerous awards. For example, two Valeo products received an International Grand Prix for Technical Innovation at the Equip Auto show in Paris: the new Silencio™ Flat Blade windshield wiper (gold award in its category) and Reglolux™, a headlamp diagnostic tool (silver award).

The Group expects its electrical and electronic activities to account for over two-thirds of total sales in the coming years, in both the original equipment and aftermarket segments. With this target in mind, a new technical center is being built in Bietigheim (Germany), in the vicinity of major Audi, DaimlerChrysler and Porsche facilities. It will be operational in 2002 and employ 400 engineers and technicians.









BRANCHES

- **DRIVELINE SYSTEMS**
  - Transmissions
  - Motors & Actuators
  - Electronics & Connective Systems
  - Switches & Detection Systems

- **SEEING AND BEING SEEN**
  - Lighting Systems
  - Switches & Detection Systems
  - Wiper Systems
  - Climate Control
  - Electronics & Connective Systems

The new "Domain" approach, launched in 2001, aims to benefit from the synergies between the Group's different areas of expertise.







ELECTRICAL ENERGY MANAGEMENT
- Electrical Systems
- Electronics & Connective Systems
- Motors & Actuators
- Transmissions

ACCESS AND SECURITY
- Security Systems
- Electronics & Connective Systems

THERMAL SYSTEMS
- Climate Control
- Engine Cooling
- Motors & Actuators
- Electronics & Connective Systems

INNOVATIVE TRANSMISSION SYSTEMS FOR REAL DRIVING PLEASURE

The Transmissions Branch, a world leader in its field, counts Fiat, PSA Peugeot Citroën, Renault-Nissan and VW among its main customers. It now generates 30% of its sales in Asia with customers such as Hyundai, Jatco and Nissan. In 2001, the Branch won major contracts in all of its product lines, and most notably a first order for automated manual transmissions. These innovative systems, which are expected to enter volume production in 2003, show promising growth potential over the next decade. Another major contract was awarded in Europe for flexible flywheels, a technology developed by Valeo Unisia Transmissions. Volume production will start in 2002.

The year was also marked by the start of volume production for new-generation hydraulic clutch actuators, as well as by the increase in the number of applications fitted with water-based clutch facings. This complete range of lead-free, organic solvent-free facings offers enhanced performance while better respecting the environment.

Valeo has reinforced its position as world leader in the aftermarket segment by pursuing a dynamic policy of broadening its product range and increasing its growth in developing markets such as China, India and the Mercosur countries. As part of its strategy to refocus on core businesses, Valeo sold Filtrauto (oil filters) and the Halifax site in the U.K. (synchronizer rings).

With regard to new product development, the Bonded Tripod disc was nominated for the International Grands Prix for Technical Innovation at the Equip Auto show in Paris. This innovative product increases the service life of the clutch and offers a real gain in terms of comfort.



Cover assemblies,
Discs,
Clutch facings,
Bearings,
Hydraulic clutch actuators,
Dual mass flywheels,
Flexible flywheels,
Systems for automated manual transmissions,
Torque converter components,
Lock-ups,
Cabin air filters.

€982 million
SALES*

9.0%
OF TOTAL VALEO SALES

€59 million
CAPITAL EXPENDITURE

4,460
EMPLOYEES

*FILTRAUTO INCLUDED UNTIL OCTOBER 31ST 2001




Length: 250 mm

Automated manual transmission actuator


Length: 230 mm

Clutch actuator


Engine
Clutch
1
Clutch actuator
2
Gearbox actuator
Transmission

Automated manual transmission



Location

The automated manual transmission (AMT) is a standard manual transmission in which the gear selection and shifting processes have been automated. This automation is provided by electromechanical actuators installed directly on the gearbox and controlled by an electronic module. With this type of transmission, there is no clutch pedal and gear shifting is no longer done manually.

AN ATMOSPHERE OF WELL-BEING FOR ALL PASSENGERS

In 2001, the Climate Control Branch was awarded contracts to supply the complete HVAC (heating, ventilation and air conditioning) system for the Mazda 626 (Ford group), which is due to enter production in 2003, and the automatic HVAC system for the BMW 3-Series, to be launched in 2004. A new Fiat model, to go on sale in 2003, will also be equipped with a Valeo HVAC unit and control panel. The first contract for externally-controlled compressors was signed in 2001 through the Zexel Valeo Climate Control (ZVCC) joint venture.

The Branch's innovations include the photocatalytic cabin air purification system, developed in collaboration with several industrial and academic partners. This system was awarded the Grand Prix for Innovation by PREDIT (French National Program for Research and Innovation in Ground Transport). The Branch has also developed a fragrance diffuser that operates via the air conditioning system, and a pollution sensor that automatically closes air inlets if pre-specified carbon monoxide and nitrogen dioxide levels are exceeded.

The multifunction control system integrates controls for the HVAC, audio, communication and navigation systems into the central console. It offers two major benefits: a reduction in size and greater ease of use.

The Branch is pursuing research into the reduction of noxious emissions through the exploration of new technologies. In terms of its industrial footprint, Valeo Climate Control opened a new production plant for evaporators in Zebrak (Czech Republic) in 2001. The Branch's main customers include BMW, DaimlerChrysler, Fiat, Ford, General Motors, PSA Peugeot Citroën, Renault-Nissan, Volkswagen and Volvo.



Heating, ventilation and air conditioning systems,

Cockpit modules,

Components:

- *heater cores,*
- *evaporators,*
- *condensers,*
- *compressors,*
- *control panels.*

€1,511 million
SALES

14%
OF TOTAL VALEO SALES

€90 million
CAPITAL EXPENDITURE

6,920
EMPLOYEES

Soft diffusion system incorporated in the dashboard



Soft diffusion



Conventional diffusion

Valeo has developed a unique air conditioning system that eliminates draughts of cold or hot air while ensuring efficient cooling for passengers in the rear of the vehicle.
The Valeo "soft diffusion" system was designed to produce a noiseless, evenly distributed blanket of air that provides all vehicle occupants with the same level of climatic comfort. Tests have shown that rear passengers note a significant improvement in comfort compared with a conventional air conditioning system.

ENGINE TEMPERATURE CONTROL FOR ENHANCED COMFORT AND ENVIRONMENTAL PROTECTION

The Engine Cooling Branch, a world leader in its field, recorded strong growth in its European sales. In a market where demand is tending increasingly towards integrated solutions rather than separately supplied components, major contracts for complete engine cooling modules were won with DaimlerChrysler, Fiat, Honda and Renault-Nissan. New orders for the assembly of front-end modules were also received from Volkswagen.

The Branch, whose main customers include DaimlerChrysler, Fiat, Ford, General Motors, PSA Peugeot Citroën and Renault-Nissan, was involved in the launch of a number of new vehicles in 2001, such as the Peugeot 307, Volkswagen Passat, Citroën C5, BMW Mini and Chrysler PT Cruiser.

The Branch is increasing its production capacity, with an emphasis on operations in low-cost countries, located as close as possible to its customers' sites. The Skawina plant in Poland, inaugurated two years ago, became fully operational in 2001. The Branch set up three new production units for front-end modules, one of them located in the supplier park at Ford's Camaçari assembly plant in Bahia (Brazil), which will commence operations in April 2002.

With regard to products, demand is particularly strong for exhaust gas recirculation coolers, which reduce Nitrogen monoxide emissions by at least 10%. At the end of 2001, more than one million units had been produced.

The main innovation presented in 2001 was THEMIS (Thermal Management Intelligent System), which provides real-time engine-temperature control based on traffic conditions. It reduces fuel consumption by between 2% and 5% and minimizes pollutant emissions.

The Branch is working in partnership with an upmarket automaker on the development of an intelligent thermal management system, as well as on a number of joint developments with other major global vehicle manufacturers.



Powertrain cooling systems,

Radiators, condensers,

Charge air coolers, exhaust gas recirculation coolers,

Oil coolers,

Fan/motor systems, engine cooling modules,

Front-end modules.

€1,332 million
SALES

12%
OF TOTAL VALEO SALES

€83 million
CAPITAL EXPENDITURE

6,550
EMPLOYEES




Location
Control valve
2
4
Electronic
water pump
1
3
Variable speed
fan system (Fantronic®)
Thermal
management
control unit

The THErmal Management Intelligent System (THEMIS) is based on the electronic control of the engine cooling function, with the aim of regulating engine temperature to exactly the level required. It significantly improves engine efficiency and leads to a notable reduction in fuel consumption and Carbon dioxide emissions, while enhancing thermal comfort in the passenger compartment.

INNOVATIVE SOLUTIONS FOR IMPROVED VISION

As world leader in automotive lighting technologies, with Valeo Sylvania and Ichikoh, the Lighting Systems Branch strengthened its position in 2001 with the volume production launch of a series of new products, particularly within the Xenon lighting range.

The Branch's main customers are Audi, BMW, DaimlerChrysler, Fiat, Ford, General Motors, Honda, Jaguar, Opel, PSA Peugeot Citroën, Renault-Nissan, Saab, Seat, Toyota, Volvo, Volkswagen and, in the heavy truck market, Iveco, Scania and Volvo Global Trucks. In 2001, its leadership was consolidated through reinforced cooperation with the Japanese supplier Ichikoh and the North American Valeo Sylvania joint venture.

The new generation of dual-Xenon headlamps, which provide both high- and low-beam light from a single High Intensity Discharge lamp, is used in an elliptical form in the Saab 9-5 and in a reflective form in the Volvo S60, V70 and S80. Similarly, a fifth-generation Xenon ballast (an electronic module which lights the discharge lamps instantaneously) is used for the headlamps of the Audi A4, which are equipped with the new D1 lamp. The headlamps of the new Toyota Corolla feature vertical complex shape low-beams.

In terms of signal lighting, rear lamps with optical guides and light-emitting diodes (LEDs) were introduced on the BMW 5-Series station wagon, and the Opel Corsa is now equipped with a four-LED center high-mounted stop lamp.

The first orders were received for Valeo's advanced front lighting system: two major European automakers chose this dynamic lighting system for several models to be launched in the next year or two. This system automatically directs headlamp beams into curves to improve night visibility on winding roads.



Main and auxiliary headlamps (Halogen and Xenon),

Headlamp leveling actuators,

Headlamp cleaning systems,

Fog lamps,

Signal lighting,

Cigar lighters and multi-function connectors.

€1,172 million
SALES

10.7%
OF TOTAL VALEO SALES

€80 million
CAPITAL EXPENDITURE

7,770
EMPLOYEES



Dual Xenon headlamp Volkswagen Phaeton

Crystal rear lamp Renault Vel Satis

WITHOUT XENON



WITH XENON



Xenon lighting provides better visual comfort for the driver than conventional lighting systems. Its more powerful, wider beam improves visibility along the side of the road as well as in front of the vehicle.

ELECTRICAL ENERGY, THE ENGINE FOR FUTURE MOBILITY AND COMFORT

The Electrical Systems Branch recorded a 10% rise in sales in 2001. This increase was due mainly to the integration of the Telma electrical retarders business in March 2001, in line with the agreements signed on the acquisition of Sylea in 2000, and the ramp-up of the new San Luis Potosi production plant in Mexico. This site supplies U.S. customers, such as General Motors.

In South Korea, Hyundai selected the new-generation TG alternator range, which features significant technical improvements. This new family of products will be launched worldwide in 2002.

Major new contracts were won in 2001 for both starter motors, including from Volkswagen for the Polo platform, and alternators, from DaimlerChrysler, for example.

Market expectations are evolving toward more comfort and safety and less pollution. This creates a growing demand for more on-board electrical power, thereby leading automakers to redefine their approach to the production, distribution, storage and management of electrical energy within the vehicle. These functions have been integrated into the "Electrical Energy Management" Domain, led by the Electrical Systems Branch. A number of innovations from this Domain were presented at the IAA motor show in Frankfurt, including the Stop & Start system which integrates a starter-alternator and Valeo's 42-Volt electrical architecture.

Development contracts were signed with Ricardo (powertrain engineering) and International Rectifier (power electronics), adding to Valeo's competencies in the field of hybrid vehicles and 42-Volt systems.



Alternators,

Starter motors,

Electrical and starter-current generating systems for passenger cars and trucks,

Electrical retarders for trucks and buses,

Re-manufacturing of alternators, starter motors and compressors.

€854 million
SALES

8%
OF TOTAL VALEO SALES

€126 million
CAPITAL EXPENDITURE

4,780
EMPLOYEES




$ ¥
€ $ ¥
€ $ ¥
€ $ ¥
€

STOP & START

The Electrical Systems Branch is continuously improving on-board electrical energy management through innovative technologies. The Stop & Start function, made possible by the belt-driven starter-alternator, reduces fuel consumption by up to 10% in urban driving conditions, which in turn leads to less pollutant emissions. The engine is automatically cut off when the vehicle comes to a stop (at traffic lights, for example).
The alternator's reversible mode allows the vehicle to restart immediately when the time is right.

Power and control electronics for the Stop & Start function

Reversible alternator




Location
Engine

EXCELLENT VISIBILITY FOR ENHANCED COMFORT AND SAFETY

The Wiper Systems Branch, world leader in its market, consolidated its leadership in 2001 thanks to its innovative products. The optimized aerodynamic and acoustic performance of the Valeo Flat Blade, combined with its excellent wiping quality, earned it a gold medal at the Equip Auto show in Paris. Other innovations also contributed to strengthening the Branch's technological image, such as the front Global Wiper Motor, which is now in production.

The Branch, whose main customers include BMW, DaimlerChrysler, Ford, General Motors, PSA Peugeot Citroën, Renault-Nissan, Toyota and Volkswagen, is pursuing its industrial strategy with the construction of a new production center at Bietigheim (Germany) and a new plant in Poland.

The rain, light and tunnel sensor, which controls the activation of the wiper and lighting systems, was designed jointly with the Switches & Detection Systems Branch: an example of the fruitful cooperation within the "Seeing and Being Seen" Domain. Among the other innovations presented in 2001, the hydrophobic wiper system integrates stylized wiper arms and the Valeo Flat Blade with advanced water-repellent windshield technology. In addition, the new range of rear plastic wiper arms provides great styling freedom and excellent wiping quality. Valeo is also working to develop modules for the electrical and mechanical integration of rear systems and components, offering a number of benefits such as a reduction in size, cost and liftgate assembly time.



Complete wiper systems:

- *Arms,*
- *Blades,*
- *Linkages,*
- *Motors,*
- *Rain sensors,*
- *Wash systems,*
- *Modules.*

€1,377 million
SALES

12.6%
OF TOTAL VALEO SALES

€88 million
CAPITAL EXPENDITURE

7,910
EMPLOYEES



The Valeo Flat Blade


90 mm
Length: 600 mm

Valeo, an innovation leader in terms of automotive safety, is pursuing its strategy to enhance comfort, safety and silence by offering the Valeo Flat Blade.
This unique wiper blade combines innovation, style and advanced technology with excellent wiping quality.

CONTROL OVER YOUR ENVIRONMENT AT FINGERTIPS

The Motors & Actuators Branch is one of the world's leading suppliers of actuators, engine cooling fan systems and electric motors of over 50 watts for automotive applications. Its product range covers virtually all market requirements. Development work in its three advanced research centers in France, Germany and the United States is focused on anticipating future changes in demand.

The Branch has designed electronic control systems for variable-speed electric motors fitted, whenever necessary, with anti-pinch devices (window lift and sunroof applications). These systems will equip several vehicles to be launched in 2002. The Branch is also developing motors for applications destined to grow in the coming years. New electronically controlled motors for use in future X-by-wire applications were developed in 2001, as well as a new motor for medium-power air-conditioning systems.

The most significant contracts signed with other automotive suppliers in 2001 involve an electrical fan system for a General Motors passenger car, seat adjustment motors for several Ford and Jaguar models, and ABS motors for a variety of automaker applications.

The HDFS hydraulically driven fan system, a major innovation launched on DaimlerChrysler's 2001 Jeep Grand Cherokee, is now arriving on the European market where it will equip several high-range vehicles in the very near future.



Climate control motors, engine cooling motors, seat adjustment and headrest motors, steering column adjustment motors,

ABS motors, window lift motors, sunroof motors,

Door latch actuators,

Air compressors for adjustable suspensions.



€665 million
SALES

6%
OF TOTAL VALEO SALES

€32 million
CAPITAL EXPENDITURE

3,570
EMPLOYEES

With the HDFS system,
trucks consume less fuel and
make less noise,
while their trailering
capacity increases.



The Hydraulically Driven Fan System (HDFS).

The HDFS is an innovative, hydraulically controlled fan system developed by Valeo to satisfy the engine cooling needs of the high-performance light truck and sport utility vehicle market. This powerful new technology, equipped with a speed control system, considerably improves air flow. Its reduced axial depth offers automakers greater flexibility for front-end design and styling.

ERGONOMIC, RELIABLE AND SECURE ACCESS AND IGNITION SYSTEMS

For the Security Systems Branch, 2001 marked the start of production of the first vehicle to be equipped with the keyless access system, developed in partnership with Renault for the Laguna II. Based on radio frequency technology, this system uses a card instead of a key. It will be featured in 2002 on the Renault Vel Satis and should in the near future also be on vehicles from a number of other automakers. The system won the EPCOS (Electronic Parts and Components) Electronic Innovation Award, presented by the Society of Automotive Engineers in recognition of creativity and innovation in the design, manufacture and implementation of electronic automotive systems.

The development of a compact latch was also completed in 2001. This multifunction side-door latch, which is compatible with the keyless access system, integrates a wide range of functions never before packaged in such a small size. It will enter mass production in 2002.

The Branch, whose main customers include BMW, DaimlerChrysler, General Motors, PSA Peugeot Citroën, Renault-Nissan and Toyota, strengthened its leadership position in steering column locks, locks and handles. In the fast-growing mechatronic components sector, major contracts for electrical steering column locks, mechatronic handles, powered trunk-opening systems, immobilizers and remote controls were signed during the year with customers such as BMW, Mercedes, Porsche, PSA Peugeot Citroën and Toyota.

A number of innovations developed at the Branch's five R&D centers will be incorporated into various vehicles being launched in 2002, including an electronically controlled trunk with powered opening and closing and a new electrical steering column lock. A new generation of keyless access systems, offering such features as "card in pocket" ignition, will be available the following year.



Keyless access and ignition systems,

Powered opening systems (trunk and doors),

Radio-frequency remote controls and receivers,

Transponder-based immobilizer systems,

Steering column locks,

Ignition switches,

Keys, locks,

Handles (door and trunk),

Latches (doors, trunk, liftgate, hood, folding seatback).

€650 million
SALES

6%
OF TOTAL VALEO SALES

€31 million
CAPITAL EXPENDITURE

3,920
EMPLOYEES


Actual card size


LOCK
+
AUTO
VEL SATIS


Antenna
Reader
Handle
Hands-free
access card

Thanks to the radio frequency communication between card and vehicle, triggered by a sensor integrated into the door handle, you don't need to hold the card in your hand to unlock the door.


Action 2
Action 1

When the card is inserted in the reader and the "start" button is pushed, the steering column lock is released and the engine is started. There is no need for a key.

SWITCHES & DETECTION SYSTEMS

TECHNOLOGIES TO KEEP YOU ON TRACK

Following the acquisition of the switches and sensors business of the Sylea Group at the end of 2000 and their integration into this newly-created Branch in March 2001, the Switches & Detection Systems Branch has confirmed its position as a pioneer in obstacle-detection systems. It is now world leader with its ultrasonic park assist system. In 2001, major orders for this ultrasonic system were received from Audi, DaimlerChrysler, Fiat, Ford, Nissan, PSA Peugeot Citroën and Volvo. In the coming years, the Branch will be developing systems to provide 360° surveillance around the vehicle, through a combination of radar and ultrasonic technologies. The traffic environment sensing radar presented in 2001 is the bridgehead for a number of active assistance functions, including parking and reversing aids and blind-spot detection systems.

Valeo's expertise in the modular integration of electronics has enabled the Group to become the world leader in switching. The integrated top column model presented in 2001 is evidence of this advanced technological competency. It combines several top column switch functions, an airbag clockspring and a steering angle sensor, each of which is an essential component in automotive stability management systems. This promising product has already been ordered by DaimlerChrysler and General Motors. Valeo's integrated modules, which are very compact and lightweight, minimize electrical wiring and interfaces. In addition to providing a wide variety of functions, they offer automakers significant reductions in logistics and assembly costs.

The Branch also offers a wide variety of powertrain sensors, improving engine and emission control.



Park assist systems,

Switches,

Powertrain sensors.

€783 million
SALES

7%
OF TOTAL VALEO SALES

€58 million
CAPITAL EXPENDITURE

6,570
EMPLOYEES

Park Assist sensors

Thanks to sensors integrated into the front and rear of the vehicle, the Park Assist system warns the driver of the presence of hidden obstacles by emitting an acoustic signal. The signal becomes increasingly frequent as the obstacle approaches, and turns into a rapid beep at a distance of 25 centimeters.





Length 45 mm, diameter 23 mm

ELECTRONICS & CONNECTIVE SYSTEMS

INTELLIGENT ELECTRICAL ENERGY

Created in March 2001 through the regrouping of the electronic activities of Valeo Electronics and the wiring and junction box activities of Valeo Connective Systems, this new Branch is positioning itself as a market leader in electronic and electrical distribution systems. Its expertise covers architecture and engineering for automotive electrical distribution systems and the development and production of system components such as wiring harnesses, junction boxes and body controllers. Serving as the electronics competency center for the Group, the Branch provides first-rate hardware and software expertise and solutions.

The Branch makes a great contribution to innovations in the "Electrical Energy Management" Domain, particularly in projects relating to 42-Volt technology. It also participates in a number of European research and development programs.

On the industrial level, 2001 was marked by the launch of volume production of new body controllers for the Peugeot 307 and Renault Avantime, of new junction boxes for the Fiat Stilo and of wiring harnesses on the Phase 2 Renault Clio, Seat Ibiza and Renault Trafic/Opel Vivaro. Modifications were also made to wiring harnesses in relation to the multiplexing of the entire Peugeot/Citroën range.

The Branch also launched an ambitious program of industrial rationalization in order to improve its competitiveness.





Body controllers,
Electronic modules,
Modular electrical wiring harnesses,
Electronic distribution boxes.

€1,141 million
SALES

10%
OF TOTAL VALEO SALES

€66 million
CAPITAL EXPENDITURE

16,300
EMPLOYEES

Location



Body controller

The body controller ensures the distribution of electrical energy to the main electrical components of the vehicle and manages various functions such as wiping, lighting, central door locking and network multiplexing.

SERVING THE DISTRIBUTION AND AUTOMOTIVE REPAIR INDUSTRY

In order to satisfy the needs of every distributor and independent service center, the Distribution Branch has created a new market-based sales organization and expanded its geographical footprint. With the 2001 opening of offices in Detroit and Moscow, as well as in Austria and the Czech Republic, the Branch now has eleven operational divisions and six sales offices to meet the specific requirements of its customers. This international expansion was accompanied by an optimization of logistics services, which has considerably improved delivery lead-times.

More than 1,800 new items were added to the spare parts product range in 2001. The Branch also developed additional products to complement its Premium offering (SQ brake range and Valeo 7 clutch range), extended the Marchal product range to include cabin air filters and revitalized the Cibié line with customized lighting.

The Branch reinforced its range of services supporting its customers' technical and sales performance. The creation of an international database made it possible to accelerate and regularize the publication of its catalogs, sixteen of which were issued in 2001. Twenty new catalogs are planned for 2002. The Technical Center in Saint-Ouen has been focusing on technological innovation, with the development of new diagnostic tools (2nd generation Clim Test and Réglolux, winner of the Silver Award for Technical Innovation at the Equip Auto show) together with new assembly instructions in CD-ROM format for each vehicle.

The Branch extended its Valeo Clim Service network, with more than 1,600 members in Europe. This growth was accompanied by the standardization of quality across the network and the implementation of a set of shared communications guidelines.



Marketing of all of the Group's product ranges, under the Valeo, Cibié, Marchal SWF and PJ brands, to distributors and independent service centers in more than 100 countries.

€476 million
SALES

4%
OF TOTAL VALEO SALES

€6 million
CAPITAL EXPENDITURE

960
EMPLOYEES


e données techniques
Valeo
clim
SERVICE
MINI
804 COA 77

Climtest is a revolutionary diagnostics tool for air conditioning systems. It measures, with no disassembly required, the lack or excess of refrigerant, clogging of the receiver dryer or accumulator, or any other failure requiring more detailed diagnostics. Climtest can charge any air conditioning system with the exact amount of refrigerant required. The second generation will be launched in 2002. A complementary on-line repair assistance database, Valeo Clim On Line, is also available.

Valeo Clim Service workshop



FINANCIAL STATEMENTS

VALEO GROUP

VALEO



The year 2001 was marked by a deterioration in the world automotive market: the slowdown in the growth of car registrations, observable at the end of 2000, led to a decline in production throughout the world. Following the events of September 2001, the macro-economic environment continued to deteriorate.

In the face of severe operating difficulties in the first quarter 2001, Valeo's reorganized management team designed and implemented a recovery plan since the second quarter involving industrial restructuring and re-focusing on core businesses through the disposal of non-strategic activities. As a result there was a gradual turnaround in operating profitability during the course of the following three quarters.

In addition, as from mid-year, the Group accelerated the reorganization of its industrial base in order to adapt to the consequences of the crisis.

Valeo's activity and the world automotive environment

Sales grew by 12.2% versus 2000 to total 10.2 billion euro in 2001. The positive impact of changes in the reporting entity accounted for 13.7% and variations in exchange rates, 0.3%. Sales were down by 1.8%, excluding exchange rate and reporting entity variations, while world automotive output is estimated to have declined by 3% in volume*. Gains in market share enabled Valeo to partially offset lower output.

- In Europe, car registrations increased by 1% in 2001. This increase was sustained in Great Britain (10%), in France (6%) and in Spain (4%), while Germany and Italy registered a drop of 1%. Output fell in the second half and was down by an estimated 1% over the year. Its commercial performance however allowed Valeo to increase sales by 4% at constant reporting entity and exchange rates. Sales in Europe accounted for 67% of the Group's overall sales in 2001.
- In North America, automakers waged a price war relayed interest-free financing at the end of the year. These commercial actions limited the decline in sales: car registrations were down by 1% over the whole year. Inventory reduction led to a fall in output of around 10% over the same period. Valeo's sales declined by 14% at constant reporting entity and exchange rates, essentially on the supplier market. Sales in North America accounted for 24% of the Group's overall sales in 2001.
- In Asia, output fell slightly (–1%), notably in Japan and South Korea. Valeo's sales were down by 1% at constant reporting entity and exchange rates, in line with market trends.
- In South America, the market grew significantly in Brazil despite a dip during the second half: car registrations were up by 10% over the year and production grew by an estimated 6%. In Argentina, the economic crisis strongly impacted car registrations (down by 4%) and output (estimated fall of 44%). Valeo's sales reflect the evolution of these markets.

The impact of variations in the reporting entity is the result of growth operations carried out during the previous year: acquisitions of the automotive business of Labinal (Sylea) and the thermal activities of Bosch Automotive Systems (ex-Zexel Corporation) in Europe and in North America and the setting up of a joint venture with Unisia Jecs. In addition in 2001, in line with commitments made in 2000 within the framework of the acquisition of the automotive business of Labinal, Valeo finalized the acquisition of 100% of the capital of Telma (consolidated as from March 1st). The exit from the reporting entity of certain activities during the course of the year had a limited impacted due to their size and their effective dates (Filtrauto, end October, non-automotive wiring business, end September, Halifax site in Great Britain, end October).

Exchange rate variations essentially reflect the impact of the rise in the US dollar which offset the fall in the yen and the won.

Positive evolution in operating results

The first quarter of 2001 marked a low point in operating results with a fall in the level of the **gross margin**, down by 4.4 percentage points, compared with a year earlier, to 15.0% of sales. This trend has since been reversed with gross margin rising to 16.7% in the second quarter to total 17.0% in the second half.

Despite this improvement, gross margin for the year stood at 16.4% of sales against 18.7% in 2000. However, the efforts undertaken in the second half meant that, in value, it is practically the same as the previous year: 1,675 million euro in 2001 versus 1,708 million euro in 2000.

For the full year 2001, Valeo's **operating income** of 388 million euro accounted for 3.8% of sales versus 6.3% in 2000. The first quarter was marked by a significant drop in the level of the operating margin which, at 2.0% of sales, registered a drop of 4.5 percentage points year-on-year. From this low point, the operating margin recovered to stand at 4.6% of sales in the fourth quarter. This recovery is the result of an improvement in the efficiency of research and development expenses and the control of selling and administrative expenses:

- Valeo's technological innovation strategy lifted research and development expenses to 619 million euro in 2001, up by 8%, to stand at 6.0% of sales. Significant progress was made in research and development productivity (*cf.* below – Technological Innovation);
- strict control resulted in selling and administrative expenses falling from 6.8% of sales in the first quarter to 6.4% in the fourth quarter; over the whole year, they amounted to 6.5% of sales, their gradual reduction not having fully reflected that of sales.

* Production volume estimates are based on information provided by Valeo's customers.

Significant events

Transformation of Valeo into a Company with a Supervisory and a Management Board

In May 2001, shareholders approved the proposal of the Board of Directors to transform Valeo into a Company with a Supervisory and a Management Board. Noël Goutard was appointed Chairman of the Supervisory Board and Guy de Wouters Vice-Chairman. Carlo De Benedetti, Arnaud Fayet, Yves-André Istel, Jean-Marc Janodet, Alain Minc, Ernest-Antoine Seillière, Jean-Pierre Souviron, Erich Spitz were appointed members of the Supervisory Board.

In December 2001, Guy de Wouters resigned his position and the Supervisory Board nominated Jean-Bernard Lafonta as a new member (this nomination is subject to the approval of the forthcoming Annual General Meeting of Shareholders). Ernest-Antoine Seillière was appointed Vice-Chairman of the Supervisory Board.

Reorganization of the Group's management structure

The Supervisory Board appointed Thierry Morin Chairman of the Management Board. Luc Blériot, Bernard Geymond, Géric Lebedoff and Vincent Marcel were appointed members of the Management Board.

At the end of the first quarter, the reorganized management team was charged with restoring the Group's profitability and defining and implement a strategy and industrial policy more in line with changes in the automotive industry.

1,800 engineers and managers were recruited and 80 executives were appointed to fill vacant positions in line and staff management.

Reinforced discipline

In the second quarter, Valeo implemented a program to restore profitability in the short term that included an intensification of industrial restructuring and refocusing on core businesses with the divestment of peripheral businesses, the accelerated integration of recently acquired entities (Sylea), and actions designed to cut purchasing costs and control expenses under gross margin.

Industrial restructuring

In order to take into account the expected deterioration of the world market, Valeo intensified its plans to optimize its industrial base.

As a result of actions implemented in 2001, leading to the closure of 12 sites and the opening of 2 plants, the Group employed 70,000 people in 143 production plants, 53 Research and Development centers and 10 Distribution centers at December 31st 2001.

This adjustment of the industrial base will be pursued in 2002 with the implementation of a plan to reduce worldwide headcount by 5,000 people. In addition to the actions taken at Rochester (USA), the Group plans to:

- close 5 sites: Baumenheim in Germany which produces park assist systems, top column modules and employs 470 people, Velenje in Slovenia and Mariglianella in Italy which produce electric wiring harnesses and employ a total of 370 people, Carmen de Areco in Argentina which manufactures dashboard switches and top column modules and employs 90 people, and Grand Prairie, Texas (USA) which makes automotive heating and cooling systems and employs 220 people;
- gradually disengage itself from the production of wiring harnesses in France (4 sites at Dreux, Sissonne, Bellegarde and Labastide, employing 1,370 people);
- transfer engine cooling activities for passenger cars from Mjallby (Sweden) to 3 other Valeo sites in Poland, France and Spain (200 employees involved).

Refocusing on core businesses

In May 2001, Valeo announced a strategy to refocus resources which involved the gradual disengagement of the Group from peripheral activities. In the second half Valeo finalized four transactions of this nature:

- September 2001: the sale of non-automotive wiring activities, that is 5 sites (4 in France and 1 in Morocco) employing 600 people and generating sales of around 26 million euro;
- October 2001: the sale of Filtrauto. This company became part of the Group when Valeo acquired the automotive business of Labinal in September 2000. Filtrauto generated sales of 263 million euro in 2000 with 2,500 people (11 production plants, 9 logistics centers and 6 sales offices);
- November 2001: the sale of Valeo Transmission Ltd, in Great Britain. This activity which involved the production and distribution of synchronizer rings and selector forks for manual gear boxes, generated sales of 14 million euro in 2000 and employed 135 people;
- December 2001: the sale of the plastic injection molding and small assembly operations of the Sainte-Savine, France, site. This activity generated 14 million euro in sales and employed 250 people. Additionally, Valeo announced a plan to sell its plastic injection activities at Saint-Aubin (France) and Felizzano (Italy).

17 sites were deconsolidated in all.

The integration of Sylea

The automotive electrical wiring harness activities of the Sylea Group acquired from Labinal in September 2000 are the subject of an industrial reorganization plan:

- in order to complete integration into the Valeo Group, the activities of Valeo's Electronics Branch and those of Sylea were merged into two new Branches;
- the rationalization of Sylea's industrial base led to the regrouping of sites and the transfer of production to competitive cost areas (*cf.* above–Industrial Restructuring).

On November 9th 2001, Valeo acquired 5.04% of the share capital of Sylea and therefore now holds 98.46% of the capital. In order to complete the integration of Sylea, Valeo has since initiated a withdrawal offer followed by a squeeze out. This was completed on January 28th 2002, leading to the delisting of Sylea shares.

Optimization of purchasing

Valeo accentuated its efforts to reduce purchasing costs. The total number of suppliers was cut by over 900 in 2001, enabling greater volumes to be awarded to the best performers in exchange for productivity gains. Agreements were also signed with 50 suppliers within the framework of a "strategic supplier program". Purchasing efficiency equally benefited from the opening of an Asian purchasing office in Shanghai, China, the development of reverse bidding (over 300 million euro in 2001) and the multiplication of on-line catalogs (106 to date for 8,000 users).

Valeo Electrical Systems, Inc.: protective measures

Valeo Electrical Systems, Inc. (VESI), the North American subsidiary of Valeo, Inc., designs and produces mainly wiper and air flow systems, electric motors, essentially at its manufacturing facility in Rochester in the State of New York.

In highly unfavorable market conditions, the operational performance of VESI significantly deteriorated in 2001 culminating in a loss of 70 million euro.

On December 14th 2001, given the extent of expected losses, VESI filed for voluntary reorganization under chapter 11 of the US Bankruptcy Code. The filing is limited to the facility at Rochester and the sales and administrative offices in New York City and Auburn Hills, Michigan.

VESI indicated that the filing was aimed at protecting its operations and enabling it to reorganize them; since then, the entity has continued to operate and is doing everything it can to implement the operating conditions needed to ensure that it has a solid future in Rochester.

Technological innovation

The Group is developing numerous new technologies:

- Valeo has set up a cross-functional team to develop 42 Volt electrical energy management systems that marries the expertise of several of its industrial Branches. As an example, the Group, in partnership with Ricardo, is developing solutions designed to cut fuel consumption by 30% and thereby significantly reduce harmful emissions;
- to enhance safety on the roads, Valeo is developing several innovative products. In June, in partnership with the US company Iteris, Valeo announced the development of advanced automotive vision systems which will be able to detect unintentional lane departure, and later changes in weather and road conditions, and even obstacles and road signs. In December, Valeo announced another partnership with the Canadian Cymat, an innovative materials supplier, to develop a new high absorption crash box technology which will significantly reduce crash damage to a vehicle's front end.

All in all, Valeo patented (initial filing) over 500 innovations in 2001. Valeo thereby confirms its historical position as one of the world's leading filers of patents.

During the course of the year, Valeo's research and development activities were distinguished by several awards:

- its anti-pollution/anti-odor in-cabin air function, developed in collaboration with several industrial and academic partners, received the prize for innovation from the National Program for research and innovation in ground transport (PREDIT);
- the keyless entry system, developed in partnership with Renault, which is available on all Renault's Laguna II models, received an award for innovation in electronic systems from the *Société des Ingénieurs Automobiles* (SIA/Epcos);
- two Valeo products, the Silencio™ Flat-Blade and the Reglolux™ headlamp diagnostic tool won International Grand Prix for Technical Innovation 2001 awards at the Equip Auto show in Paris;
- an innovative concept, consisting of a nylon based instead of aluminum container, developed by Valeo Engine Cooling's North American Division, won an innovation award from the US Society of Plastics Engineers.

Environmental policy

For over ten years now, Valeo has implemented an environmental policy: all Valeo sites apply a common standard which is more demanding than local regulations. This transversal approach goes beyond simple compliance (construction and rehabilitation) as it aims at integrating the criteria of sustainable development in the design of Valeo products, in the design and implementation of their production processes, their modes of use and their recycling by end users.

This policy is detailed and illustrated in the environmental report that Valeo will be publishing for the second time in 2002.

The efforts made by the Group as regards the environment continued in 2001. The fact that 50 sites have been certified ISO 14001 to date serves to underscore Valeo's commitment to the environment.

Commercial Successes

The Group also demonstrated its capacity to transform technology advances into successful commercial offerings:

- with the biggest order ever received in ultrasonic park assist systems;
- the first two contracts for intelligent "bending" lighting systems which enhance visibility in road bends.

Many Valeo Divisions received awards from customers for the quality of their products and services. The Starters Division received the "Saturn Quality Achievement Award" from General Motors, Valeo Climate Control won several "Corporation Gold Awards" from DaimlerChrysler, the Alternators and Starters Division in South Korea, the "Best Supplier Award" from Hyundai and Valeo Engine Cooling's North American Division, Honda's "Quality Performance Award". In December 2001, Nissan of Great Britain named Valeo top supplier for quality.

Outlook 2002

The automotive market should continue on its downward trend in 2002. The macro-economic environment on both sides of the Atlantic will result in a fall in sales of vehicles. Valeo anticipates a 7 to 10% decrease in output in Europe and in North America and, in this perspective, is pursuing the alignment of its industrial base.

Thanks to ongoing restructuring measures, Valeo intends to emerge from the current crisis even stronger than before. The Group will then be able to fully benefit from its industrial competitiveness and its technological advances and continue to improve its operating profitability.

The Group will make sure that in the current troubled times it will control its level of indebtedness and reinforce its shareholder equity. More specifically, Valeo will see that its capital expenditures together with its restructuring operations are covered by its operational cash flow.

Consolidated financial statements

Sales

Consolidated sales totaled 10,234 million euro, up by 12.2% over 2000. 13.7% of this growth in sales stems from the net extension of the Group's reporting entity. The impact of variations in exchange rates made a marginal contribution (+0.3%). At constant reporting entity and exchange rates, consolidated sales declined slightly by 1.8%.

The Group's original equipment sales grew by 13%, to 8.34 billion euro and aftermarket sales increased by 9%, accounting for 18.5% of Group sales in 2001.

Sales in Europe advanced by 24% versus 2000 and accounted for 67% of total sales against 61% in 2000. This evolution reflects the strong European presence of the automotive activities of Sylea. Sales generated in North America and in Asia accounted for 24% and 6% of Group sales respectively.

Margins and results

The Group's gross margin amounted to 1,675 million euro, that is 16.4% of sales compared with 18.7% in 2000.

Research and Development expenses increased by 8% between 2000 and 2001. They accounted for 6.0% of sales against 6.3% in 2000.

Selling and administrative expenses stood at 668 million euro and accounted for 6.5% of sales, versus 6.2% in 2000. This increase is notably due to recent acquisitions, the level of expenses of which are greater than the Group standard.

Overall, the Group's operating income totaled 388 million euro, that is 3.8% of sales.

The financial result was negative by 62 million euro compared with a loss of 4 million euro in 2000. This evolution is due to an increase in indebtedness.

The item "Other income and expenses–net" represents a loss of 738 million euro versus revenue of 39 million euro in 2000 but which included a dilution gain of 73 million euro generated by the sale of 7% of the shares of Valeo Climatisation to Zexel.

The total share of this amount relating to Valeo's VESI subsidiary amounted to 526 million euro; Valeo depreciated the goodwill and tangible assets of some of the activities of VESI, for a sum of 224 million euro and appropriated 167 million euro in provisions for restructuring added this amount to the 135 million euro already appropriated in March.

The amount for 2001 includes 447 million euro in provisions for restructuring (including Rochester), 217 million euro in the amortization of goodwill and the impact of the Group's policy of disengagement from non-strategic activities which translated into a loss of 33 million euro (essentially on the sale of Filtrauto).

Given this, income before tax was negative by 412 million euro; it was positive by 608 million euro in 2000.

Corporate income tax came to 42 million euro, versus 142 million euro in 2000. This tax burden illustrates the contrasting situation of the Group; in some countries, the sustaining of profitability meant that the Group had to bear a tax burden while in the United States, deferred taxes on losses and provisions made in 2001 was not retained.

After tax, net income from associated companies showed a loss of 454 million euro.

Equity in net earnings of associated companies showed a negative result of 1 million euro. This item corresponds primarily to Valeo's indirect interest in the Argentine-based supplier Mirgor and to the alliance concluded with Zexel in thermal systems in Asia.

Amortization of goodwill came to 120 million euro.

Given the above, the Group's net loss stood at (575) million euro. Minority interests increased to 16 million euro from 13 million euro in 2000.

Net loss after minority totaled (591) million euro.

Net earnings per share for the year stood at (7.12) euro, versus 4.44 euro in 2000. The average number of shares outstanding in 2001 was 83 million.

Financing and financial position

Consolidated shareholders' equity came to 2,262 million euro compared with 2,919 million euro one year earlier.

Provisions for contingencies and charges amounted to 1,674 million euro at end December 2001, versus 1,292 million euro at year-end 2000. Provisions for restructuring increased from 488 million euro at end December 2000 to 740 million euro at end December 2001.

The Group's capital expenditure rose to 745 million euro from 661 million euro in 2000, that is 7.3 % of sales.

Working capital requirements were reduced by 79 million euro to total 382 million euro at end 2001 against 461 million euro at end 2000.

At end 2001, the Group had net debt of 648 million euro versus 426 million euro in 2000. This variation in indebtedness primarily reflects the payment in 2001 of 171 million euro in capital gains tax on the disposal in 1999 of Valeo's 50% stake in LuK, 120 million euro in dividend payments and the net impact on cash of acquisitions and disposals of activities.

At December 31st 2001, net indebtedness accounted for 29% of Group equity.

In July 2001, the Group issued 500 million euro in five-year bonds. The proceeds of the issue reinforced the balance sheet by substituting a long-term commitment for short-term debts while diversifying funding sources. At end 2001, Moody's rated Valeo's debt A3, one of the best in the automotive supply industry.

Changes in share capital

The Group's Management Board, meeting on January 7th 2002, noted that Valeo's share capital at December 31st 2001 amounted to 249,169,809 euro, consisting of 83,056,603 shares with a face value of 3 euro.

The increase in the number of shares resulted from the creation of 133,200 new shares following the exercise of stock options during 2001.

At December 31st 2001, Valeo held 539,827 of its own shares, acquired within the framework of its share buy-back program.

Company accounts

Valeo SA acts as an umbrella for the Group's industrial operations and also performs holding company functions on behalf of the Group.

Sales totaled 270 million euro, down by 3.9% over 2000.

Given the significant dividends received from subsidiaries, operating income amounted to 288 million euro in 2001. Net income thus stood at 328 million euro, compared with 101 million euro in 2000.

Valeo's shareholders' equity at December 31st 2001 totaled 2,496 million euro.

Subsequent events

Since the beginning of 2002, the Valeo Group has been pursuing its restructuring.

Valeo announced on March 11th 2002 a plan to create subsidiaries for its clutches and friction materials activities (Transmissions Branch). These activities are currently directly exercised by Valeo which also exercises the Group's holding and cash management activities. The regrouping of these two industrial activities into two separate wholly-owned subsidiaries, one for clutches and the other for friction materials, will enable Valeo to align legal and operational structures, simplify administration and provide greater clarity in terms of the industrial activities' results and the accounts of the Group's holding company. This plan will also enable the new subsidiaries to seize any development and growth opportunities that may arise. This project, which takes the form of a partial contribution of assets of the clutches activity on the one hand and the friction materials activity on the other, to two entities wholly-owned by Valeo, each dedicated to the activity received within the framework of the contribution, is subject to the approval of the forthcoming Annual General Meeting of Valeo shareholders.

A plan to merge the aftermarket commercial and logistics activities into a single organization is currently in progress. Up until now they were divided between Valeo's industrial Branches and Valeo Distribution. This new organization will include a reinforced marketing and logistics function and sales Divisions specialized by distribution channel. Valeo will, therefore, be able to strengthen its position on the aftermarket with an enhanced range of products and services.

On March 25th 2002, Valeo announced a plan to form a partnership with the world-class electronics manufacturer, Jabil, for printed circuit board manufacturing. This partnership includes a three-year supply agreement for a wide range of printed circuit boards giving Valeo access to products with a world-class level of competitiveness and service. Based on 2001 volumes, the activity involved represents sales of around 350 million euro.

The Management Board has presented the financial statements for 2001 and the report on the operations of your company and its Group during that year.

We are kept regularly informed of the business activities of your company and its Group. As part of the Supervisory Board's mission, we have performed the checks and verifications that we believed necessary.

After reviewing the financial statements presented to you, the Supervisory Board has approved them. The Board has also examined the information communicated in the Management Board's report and has no particular observations to make concerning it.

To carry out its mission efficiently, the Board has the support of a Strategy Committee, an Audit Committee and a Compensation Committee. These Committees existed before the General Meeting of Shareholders on May 9, 2001 voted to make Valeo a public limited company with a Management Board and a Supervisory Board, and the Board chose to maintain them.

The Strategy Committee's principal mission is to examine the Group's strategies and budgets, to check on their application and to report to the Board. The Committee accordingly reviews the significant asset acquisitions and disposals submitted to the Board for approval. This Committee has met each month since the last General Meeting.

The Audit Committee's mission is to choose and ensure the proper application of the accounting methods used to draw up the company and consolidated financial statements as well as to see that significant operations performed at the Group level are adequately stated. It makes sure that the level of internal control is satisfactory. This Committee met twice during 2001. It examined the half-year and full-year financial statements drawn up by the Management Board. After hearing from the Company's financial departments and the Statutory Auditors, it recommended that the Board approve these documents.

The Remuneration Committee's mission is to recommend the remuneration of the company's directors and officers, including stock-option plans for the members of the Management Board. This Committee met seven times during the year.

The Board expresses its appreciation and extends its thanks to the Management Board and to all of Valeo's departments and personnel for their work and efforts in 2001 in the face of extremely difficult conditions.

The Board declares its full support for Thierry Morin in the program of ongoing progress that he has initiated to ensure that Valeo remains one of the best groups in the automotive equipment industry.

We ask you therefore to approve the 2001 accounts.

(Millions of euro)	2001	2000	1999
KEY FIGURES			
Net sales and revenues	10,234	9,120	7,717
Gross margin	1,675	1,708	1,512
% sales	16.4%	18.7%	19.6%
Operating income	388	573	487
% sales	3.8%	6.3%	6.3%
Net income	(591)	368	563
Earnings per share (in euro)	(7.12)	4.44	6.81
Cash flow [1]	296	920	1,068
Capital expenditure	745	661	549
Stockholders' equity	2,262	2,919	2,652
Net indebtedness/ (Cash and cash equivalents)	648	426	(464)
Debt-to-equity ratio	29%	15%	–17%
Number of employees	70,000	75,200	51,700

(1) Net income + depreciation.

CONSOLIDATED STATEMENTS OF INCOME

(Millions of euro)	2001	2000	1999
NET SALES AND REVENUES (note 18.)	**10,234**	**9,120**	**7,717**
Cost of sales	(8,559)	(7,412)	(6,205)
GROSS MARGIN	**1,675**	**1,708**	**1,512**
% sales	16.4%	18.7%	19.6%
Research and development expenditures	(619)	(573)	(523)
Selling expenses	(201)	(182)	(173)
Administrative expenses	(467)	(380)	(329)
OPERATING INCOME	**388**	**573**	**487**
% sales	3.8%	6.3%	6.3%
Interest income	18	29	19
Interest expense	(65)	(34)	(38)
Other financial expenses–net (note 13.)	(15)	1	(8)
Other income and expenses–net (note 14.)	(738)	39	427
(LOSS)/INCOME BEFORE INCOME TAXES	**(412)**	**608**	**887**
Income taxes (note 15.)	(42)	(142)	(235)
NET (LOSS)/INCOME FROM CONSOLIDATED COMPANIES	**(454)**	**466**	**652**
Equity in net earnings of associated companies	(1)	2	–
Amortization of goodwill (note 3.)	(120)	(87)	(83)
NET (LOSS)/INCOME BEFORE MINORITY INTERESTS	**(575)**	**381**	**569**
% sales	(5.6%)	4.2%	7.4%
Minority interests	(16)	(13)	(6)
NET (LOSS)/INCOME	**(591)**	**368**	**563**
% sales	(5.8%)	4.0%	7.3%
Average number of shares outstanding (thousands)	82,961	82,842	82,642
(loss)/earnings per share (note 1.16.) (euro)	**(7.12)**	**4.44**	**6.81**
Fully diluted (loss)/earnings per share (note 1.16.) (euro)	(7.12)	4.43	6.78

The notes on pages 70 to 85 are an integral part of the consolidated financial statements.

(Millions of euro) At December 31	2001	2000	1999
ASSETS			
Other intangibles–net (note 4.)	50	44	31
Goodwill–net (note 3.)	1,596	1,560	1,274
Property, plant and equipment	5,821	5,377	4,571
Less: accumulated depreciation	(3,363)	(2,941)	(2,613)
Property, plant and equipment–net (note 4.)	2,458	2,436	1,958
Investments in companies carried at cost (note 5.)	66	71	2
Investments in companies at equity (note 6.)	27	67	11
Loans and other assets	10	11	12
Long-term deferred tax assets (note 15.)	124	99	62
Investments and other assets	227	248	87
Fixed assets	**4,331**	**4,288**	**3,350**
Inventories–net (note 7.)	753	806	578
Accounts and notes receivable–net (note 8.)	1,821	2,098	1,475
Prepaid expenses and other current assets	451	429	319
Deferred income taxes (note 15.)	55	79	166
Cash and marketable securities (note 11.)	680	376	1,316
Current assets	**3,760**	**3,788**	**3,854**
TOTAL ASSETS	**8,091**	**8,076**	**7,204**
LIABILITIES AND STOCKHOLDERS' EQUITY (before appropriation)			
Share capital	249	249	248
Additional paid-in capital	725	720	716
Retained earnings	1,288	1,950	1,688
Stockholders' equity (note 9.)	**2,262**	**2,919**	**2,652**
Minority interests	129	112	52
Current liabilities	**2,391**	**3,031**	**2,704**
Deferred taxes (note 15.)	27	56	63
Provisions for contingencies and charges (note 10.)	898	661	820
Long-term debt (note 11.)	676	195	169
Long-term liabilities	**1,601**	**912**	**1,052**
Accounts and notes payable	1,685	1,810	1,356
Provisions–current portion (note 10.)	776	631	537
Other liabilities and deferred income	985	1,084	866
Current maturities of long-term debt (note 11.)	19	27	11
Short-term debt (note 11.5.)	634	581	678
Current liabilities	**4,099**	**4,133**	**3,448**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**8,091**	**8,076**	**7,204**

The notes on pages 70 to 85 are an integral part of the consolidated financial statements.

(Millions of euro)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss)/income from consolidated companies	(454)	466	652
Net dividends received from associated companies	–	–	1
Other adjustments to reconcile net income to net cash provided by operating activities:			
• depreciation and amortization	792	467	416
• net charges to provisions and deferred taxes	128	(235)	172
• (gains)/losses–net of tax–on disposals of fixed assets [1]	69	(47)	(645)
• other income and deductions with no cash effect	(3)	(31)	(11)
Changes in operating working capital:			
• inventories	42	(53)	(48)
• accounts and notes receivable	213	(146)	(89)
• accounts and notes payable	(71)	121	151
• other receivables and payables	4	50	31
Net cash provided by operating activities	**720**	**592**	**630**
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures:			
• property and intangibles	(741)	(670)	(521)
• investments and other assets	(2)	(68)	(4)
Proceeds–net of tax–from disposal of [1]:			
• property and intangibles	13	9	23
• investments and other assets	–	(1)	–
Impact of changes in scope of consolidation [2]	(111)	(601)	1,036
Net cash (used in)/provided by investing activities	**(841)**	**(1,331)**	**534**
NET CASH (USED) PROVIDED BEFORE FINANCING ACTIVITIES	**(121)**	**(739)**	**1,164**
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid to parent company stockholders	(112)	(124)	(82)
Equalization tax on dividends	–	(23)	(27)
Dividends paid to minority interests in consolidated subsidiaries	(8)	(6)	(6)
Proceeds from:			
• issuance of share capital	5	21	14
• issuance of long-term debt	504	24	13
• capital grants received	3	5	2
Reduction in long-term debt	(20)	(5)	(335)
Net cash provided by/(used in) financing activities	**372**	**(108)**	**(421)**
Effect of exchange rate changes on cash	–	4	18
NET CHANGE IN CASH AND CASH EQUIVALENTS	**251**	**(843)**	**761**
Cash and cash equivalents at beginning of year (note 11.1.)	**(205)**	**638**	**(123)**
CASH AND CASH EQUIVALENTS AT END OF YEAR (note 11.1.)	**46**	**(205)**	**638**

The notes on page 70 to 83 are an integral part of the consolidated financial statements.

(1) In accordance with regulation n° 99-02 of the *Comité de la Réglementation Comptable* (French accounting regulatory body), asset disposals are now recorded net of tax. The figures for 1999 have therefore been adjusted.

(2) Including €171 million in 2001 in capital gains tax paid on the disposal of Valeo's 50% stake in LuK in 1999.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Number of shares	(Millions of euro)	Share capital	Additional paid-in capital	Translation reserve	Retained earnings	Stockholders' equity
82,475,628	**Stockholders' equity at December 31, 1998**	**251**	**733**	**(116)**	**1,222**	**2,090**
	Dividends	–	–	–	(82)	(82)
	Equalization tax on dividends	–	–	–	(27)	(27)
	Conversion of share capital into euro	(4)	–	–	4	–
	Issuance of shares:					
332,500	• through exercise of options	1	12	–	–	13
	• ITT Automotive Electrical Systems goodwill	–	(29)	–	–	(29)
	Translation adjustment			124	–	124
	1999 net income	–	–	–	563	563
82,808,128	**Stockholders' equity at December 31, 1999**	**248**	**716**	**8**	**1,680**	**2,652**
	Dividends	–	–	–	(124)	(124)
	Equalization tax on dividends	–	–	–	(23)	(23)
	Issuance of shares:					
115,275	• through exercise of options	1	4	–	–	5
	Translation adjustment	–	–	41	–	41
	2000 net income	–	–	–	368	368
82,923,403	**Stockholders' equity at December 31, 2000**	**249**	**720**	**49**	**1,901**	**2,919**
	Dividends	–	–	–	(112)	(112)
	Issuance of shares:					
133,200	• through exercise of options	–	5	–	–	5
	Translation adjustment	–	–	41	–	41
	2001 net loss	–	–	–	(591)	(591)
83,056,603	**Stockholders' equity at December 31, 2001**	**249**	**725**	**90**	**1,198**	**2,262**

The notes on pages 83 to 70 are an integral part of the consolidated financial statements.

1. Accounting policies

1.1. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France

The accounting standards and policies applied to prepare the 2001 consolidated financial statements are consistent with those applied in 2000 and 1999.

The application of regulation No. 99-02 of *Comité de la Réglementation Comptable* since January 1, 2000 did not have any material impact on the financial statements for fiscal year 2000. Valeo has decided not to adjust the accounting entries for acquisitions recorded before January 1, 2000.

Valeo also applies the valuation and accounting requirements of certain accounting standards formulated by the International Accounting Standards Committee in preparing the consolidated financial statements. In particular, Valeo complies with the provisions of International Accounting Standards concerning the accounting treatment of income arising in the ordinary course of business (IAS 18), the valuation of inventory (IAS 2), the accounting treatment of leases (IAS 17) and property, plant and equipment (IAS 16, historical cost method), accounting for income taxes (IAS 12 revised in 1996), the valuation and accounting treatment of employee benefits (IAS 19 revised in 1998), the effect of changes in foreign exchange rates (IAS 21) and impairment of assets (IAS 36).

Among the International Accounting Standards applicable in preparing the consolidated financial statements for the year ended December 31, 2001, Valeo does not apply certain standards which, if they had been applied, would have had a material effect on the consolidated financial statements. Those standards are as follows:

- IAS 1: all the accounting standards formulated by the International Accounting Standards Committee are not applied in their entirety;
- IAS 8: "Other income and expenses–net", corresponding primarily to restructuring costs, gains and losses on disposals of consolidated subsidiaries and associated companies accounted for by the equity method and exceptional assets write-downs, are not included in operating income;
- IAS 14: segment reporting principles;
- IAS 22 revised in 1998: Valeo applies French generally accepted accounting principles in relation to business combinations. The acquisition in 1998 of ITT Automotive Electrical Systems was recorded as explained in note 1.3. If IAS 22 had been applied to this transaction, stockholders' equity would have been increased by €686 million at December 31, 2001 (€1,015 million at December 31, 2000) and net income would have been reduced by €364 million in 2001 (€58 million in 2000) taking into account exceptional notional goodwill amortization amounting to €305 million (see note 3);
- IAS 37: Valeo applies French generally accepted accounting principles in relation to provisions, contingent liabilities and contingent assets;
- IAS 38: in common with the other international groups operating in the automotive sector, Valeo continues to charge development costs to the statement of income when they are incurred;
- IAS 39: Valeo applies French generally accepted accounting principles in relation to financial instruments.

1.2. Consolidation methods

The consolidated financial statements include the accounts of Valeo and all of its significant majority-owned subsidiaries.

Investments in associated companies in which Valeo has the power to exercise significant influence over financial and operating policies, are accounted for by the equity method. Valeo is considered to exercise significant influence over companies in which the Group owns more than 20% of the voting rights. This method consists of replacing the book value of the investments by the Group's equity in the underlying net assets, including earnings for the year.

Companies held jointly by Valeo and another partner are accounted for as follows:

- jointly-owned subsidiaries managed by Valeo are fully consolidated;
- those managed by the partner are accounted for using the equity method;
- those in which both partners share management responsibility are consolidated on a proportional basis.

Investments in certain other majority-owned subsidiaries and associated companies that the Group intends to sell or which are not material in relation to the Group as a whole, are not consolidated.

The individual Group companies are consolidated on the basis of their local financial statements, as restated in accordance with the principles applied by the Group.

All significant intercompany transactions are eliminated, including gains on inter-company disposals of assets, inter-company profits included in inventories and intercompany dividends.

Companies acquired during the year are consolidated as from their acquisition date.

1.3. Intangibles and goodwill

The identifiable assets and liabilities of companies consolidated for the first time are recorded in the consolidated balance sheet at their fair value at the date of acquisition. The excess of the purchase price of the shares in the company concerned over the aggregate fair value of identifiable assets and liabilities at the date of acquisition is recorded as an asset under "Goodwill". Goodwill is amortized by the straight-line method over the estimated period of benefit, not to exceed twenty years. When projected future earnings of the acquired business show a lasting impairment in value, exceptional amortization is booked to write down net goodwill to the present value. Goodwill arising on the acquisition of foreign companies is treated as fair value adjustments to the underlying assets and liabilities of the acquired companies and translated at the year-end exchange rate.

As regards the 1998 acquisition of ITT Automotive Electrical Systems, which was partly financed by a share issue, goodwill on the portion of the acquisition price funded through equity was recorded as a deduction from the related issue premium.

Other intangible assets, primarily patents and software, are amortized on a straight-line basis over periods corresponding to the estimated period of benefit.

1.4. Property, plant and equipment

Property, plant and equipment are carried at cost, excluding interest expense, which is not capitalized. French and foreign legal revaluations are not reflected in the consolidated financial statements.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets concerned. The principal useful lives employed are:

–buildings	20 years
–fixtures and fittings	8 years
–machinery and equipment	4 to 8 years
–other fixed assets	3 to 8 years

When projected future earnings show a lasting impairment in value, a provision is booked to write down property, plant and equipment to their fair value to the Group.

Assets leased under long-term contracts or other arrangements which transfer substantially all of the benefits and risks of ownership to the Group, are capitalized and depreciated on the basis outlined above and the corresponding obligation is recorded as a liability.

Capital grants received from government agencies to finance manufacturing investments are written back to income over the useful life of the corresponding assets.

Repair and maintenance expenses are charged to income when incurred.

1.5. Investments

Investments in companies carried at cost represent shares in companies that are not consolidated.

Where appropriate, these investments are written down to an amount corresponding to their fair value to the Group.

1.6. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of work in progress and finished goods includes raw materials, labor and other direct manufacturing costs on the basis of normal activity levels. These costs are determined by the "First in–First out" (FIFO) method which, due to the rapid inventory turnover rate, approximates the latest cost at the balance sheet date.

Allowances for obsolescence are recorded where appropriate, based on the rate of turnover of each inventory.

1.7. Marketable securities

Marketable securities are stated at the lower of cost or market price.

1.8. Debt issuance costs

Expenditures arising from the issuance of debt are recorded as a deferred charge and amortized on a straight-line basis over the period of debt.

1.9. Pension and other employee benefits

The cost of providing statutory retirement bonuses, supplementary pension benefits and other post-retirement benefits (payment of healthcare costs and other benefits) is recognized as an expense in the period in which the services entitling employees to the benefits are rendered. Provisions are booked for all benefits due to employees, whether they relate to the period of employment, employee retirement, or post-employment period. The estimated future liability is determined at each year-end, taking into account length of service and the likelihood of each employee remaining with the Group until the retirement date, or the minimum early retirement age, in those cases where certain benefit entitlements vest before that date. The liability is calculated on an actuarial basis, using assumptions concerning future salary levels, retirement age and the return on plan assets at the year-end. The cumulative effects of changes in actuarial assumptions are recognized in the statement of income over the average residual working life of active employees, except for variances not exceeding 10% of the total obligation or the market value of plan assets, whichever is higher.

1.10. Product warranty costs

Provision is made for estimated product warranty costs at the time of sale of the products.

1.11. Research and development expenditures

Research and development expenditures are charged to expense as incurred. They include all costs related to the development of new products and systems, and research and development for existing products.

1.12. Income tax expense

Income taxes reported in the income statement include income taxes currently payable and deferred income taxes arising from temporary differences between the tax base and book value of assets and liabilities. The main temporary differences are related to depreciation of property, plant and equipment, provisions for pension and other employee benefits, other temporarily non-deductible provisions and to tax loss carryforwards. Deferred income taxes are accounted for using the liability method applied to all temporary differences and based on the latest enacted tax rates.

Recognition of deferred tax assets arising from temporary differences or tax loss carryforwards is limited to the amount of existing deferred tax liabilities, unless it appears probable that taxable profits will be available against which the deferred tax asset can be utilized.

Taxes payable and tax credits receivable on planned dividend distributions by subsidiaries are recorded in the statement of income.

1.13. Other income and expenses–net

"Other income and expenses–net" consist primarily of gains and losses arising on divestment of consolidated businesses, costs relating to personnel downsizing or industrial restructuring plans and exceptional assets write-downs.

Costs relating to personnel downsizing or industrial restructuring plans decided by the Group are provided for as soon as such costs can be estimated with a reasonable degree of accuracy.

1.14. Foreign currency translation

Transactions in foreign currency are translated using the rate prevailing at the transaction date or the hedging rate, if any. Assets and liabilities denominated in foreign currency are translated at the year-end exchange rate or the hedging rate, if any. Differences arising from the translation of foreign currency transactions are included in income. As an exception to this rule, differences relating to loans and borrowings which are in substance an integral part of the net investment in the foreign subsidiary are recorded for their amount net of tax in consolidated stockholders' equity under translation reserves.

The financial statements of foreign subsidiaries, with the exception of those operating in countries with highly inflationary economies, are translated as follows:

- –assets and liabilities are translated at the year-end exchange rate;
- –income statement accounts are translated using the average exchange rate for the year;
- –gains or losses arising from the translation of the financial statements of foreign subsidiaries are recorded directly as a separate component ("translation reserves") of consolidated stockholders' equity.

Countries defined as having highly inflationary economies are those whose inflation rate over three years is in excess of 100%. For such countries:

- –all non-monetary balance sheet and income statement items are translated into the functional currency using historical rates;
- –monetary balance sheet items are translated using the year-end exchange rate;
- –all other income statement items are translated at the average exchange rate for the year.

The functional currency is that in which a company's principal cash flows are denominated or the currency used for consolidation purposes.

1.15. Financial instruments

Gains and losses on financial instruments used for hedging purposes are determined and accounted for on a symmetrical basis with the losses and gains on the hedged items.

This accounting treatment is also applied to financial instruments acquired as hedges of probable future transactions.

Financial instruments not used as hedges are marked to market at each year-end and the resulting gain or loss is recognized in the statement of income.

1.16. Diluted earnings per share

Primary earnings per share are calculated by dividing consolidated net income by the average number of shares outstanding during the year, excluding the average number of shares held in treasury stock. (When the letter have been deducted from stockholder's equity.)

Diluted earnings per share are calculated by including the number of shares that could have been acquired at market price (defined as the average annual price of Valeo shares), based on the monetary value of the subscription rights attached to outstanding stock options and warrants. This calculation method serves to determine the "unpurchased" shares to be added to the shares of common stock outstanding for the purpose of computing the dilution. The number of additional shares is therefore determined by the amount of outstanding stock options and warrants at year-end, and by the difference between the average annual price of Valeo shares and the acquisition cost for the stockholder exercising stock options or warrants.

Consolidated net income is restated for the theoretical amounts of after-tax income which would have been obtained in the event of exercise of dilutive instruments, by investing the funds collected at the money-market rate.

2. Changes in the scope of consolidation

The following operations have led to changes in the scope of consolidation used for the Group's financial statements at December 31, 2001 as compared to December 31, 2000.

2.1. 2001 acquisitions

○ Telma

In accordance with the agreements entered into with Snecma, Valeo acquired Ralentisseurs Telma in March 2001. The Ralentisseurs Telma business has been consolidated since March 1, 2001.
Sales since March 1, 2001 amounted to €46 million and the business has 296 employees.

○ Sylea

Valeo acquired for €20 million a further 6.4% of Sylea's capital in 2001, bringing its total interest in the company to 98.5%.

Valeo then issued a compulsory buyout offer ending on January 28, 2002.

○ FAW Zexel Climate Control System

In accordance with the agreements entered into in 2000, Valeo and Bosch Automotive Systems created a joint venture to take over their Climate Control businesses in China, generating a dilution gain of €13 million. FAW Zexel Climate Control System, contribution from Bosch Automotive Systems, is accounted for by the equity method in the consolidated financial statements at December 31, 2001.

2.2. 2001 disposals

○ Filtrauto

On October 31, 2001 Valeo sold the entire capital of Filtrauto, a company which had been consolidated since October 1, 2000 further to Valeo's September 2000 acquisition of the Labinal Group's automotive businesses.

Filtrauto's sales amounted to €229 million between January 1 and October 31, 2001, and the company and its subsidiaries have 2,500 employees.

○ Non-automotive wiring business

On October 31, 2001 Valeo divested its non-automotive wiring business.

This business was operated by Sylea subsidiaries which were acquired in September 2000 and had been consolidated since October 1, 2000. This business generates annual sales of €27 million.

○ Valeo Transmission UK

Valeo sold Valeo Transmission UK on November 1, 2001. The company's sales between January 1 and November 1, 2001 amounted to €13 million, and it has 135 employees.

2.3. Main changes in the scope of consolidation in 2000

○ Valeo Unisia Transmissions

In March 2000, Valeo acquired a 66% interest in a joint venture with Unisia Jecs Corporation, specializing in components for manual and automatic transmissions. Unisia Transmissions has been consolidated since April 1, 2000. Sales for 2000 (since April 1) amounted to €79 million and the business has 230 employees.

○ Valeo Systems South Africa

On March 31, 2000 Valeo set up a joint venture with the South African Group, Metair, to produce front-end modules. The joint venture, which is 51% owned by Valeo, contributed €8 million to consolidated sales in 2000.

○ Sylea and Filtrauto

On September 6, 2000 Valeo acquired the Labinal Group's automotive businesses from Snecma.

The acquisition involved several transactions, as follows:

- acquisition of Labinal's 52.89% controlling interest in Sylea, Europe's second largest wiring systems manufacturer, followed by a public offer to acquire the remaining Sylea shares at the same price as that paid to Labinal. At the close of the offer period, Valeo held 92.14% of Sylea's capital;
- simultaneous acquisition of the entire capital of Filtrauto, one of the world's leading automotive filter systems manufacturers.

Sylea and Filtrauto have been fully consolidated in the Group accounts effective from October 1, 2000.

Sylea and Filtrauto contributed €388 million to consolidated sales in 2000 and €4 million to consolidated net income.

○ Zexel Valeo Climate Control, Valeo Zexel Engine Cooling

On June 25, 2000, Valeo and Bosch Automotive Systems (formerly Zexel Corp), completed a strategic alliance involving the creation of two joint ventures in automotive thermal applications.

The alliance was established through several transactions:

- on July 31, 2000, Valeo acquired a 40% interest in Zexel Valeo Climate Control Corporation, which manufactures and sells Zexel air conditioning systems in Japan and Asia, together with Zexel's global compressor business. These transactions were carried out concurrently with the acquisition, by Valeo, of Bosch Automotive Systems' European and American climate control businesses. These businesses contributed €81 million to consolidated sales in 2000;
- a joint venture, Valeo Zexel Engine Cooling was set up to spearhead the engine cooling systems business in Asia. This joint venture is 60%-owned by Valeo and 40% by Zexel Valeo Climate Control Corporation;
- Bosch Automotive Systems acquired a 7% interest in Valeo Climatisation, generating a dilution gain of €73 million for Valeo in 2000.

Zexel Valeo Climate Control Corporation has been accounted for by the equity method effective from August 1, 2000.

Valeo Zexel Engine Cooling has been fully consolidated since August 1, 2000. It had no significant activity during 2000.

The combined purchase price for the above-mentioned acquisitions amounts to €515 million.

2.4. Impact of changes in scope of consolidation on the consolidated balance sheet

The following table reconciles the value, at the date of acquisition or disposal, of the assets and liabilities acquired and disposed of in connection with the above transactions to the corresponding cash flows:

Acquisitions less disposals

(Millions of euro)	2001	2000	1999
Receivables	(82)	520	20
Inventories	(27)	162	7
Fixed assets*	(53)	386	(339)
Goodwill	(34)	302	264
Other liabilities and deferred income	61	(435)	79
Other liabilities	190	(181)	(250)
Long-term debt	–	(44)	13
Minority interests	8	(39)	5
Stockholders' equity	48	(70)	(835)
Cash absorbed by acquisitions (net of cash provided by disposals)	**111**	**601**	**(1,036)**

* Of which investment in companies at equity.

2.5. Impact of changes in scope of consolidation and exchange rates on sales and revenues

Group sales rose by 12.2% to €10,234 million in 2001.

Changes in Group structure had a positive net impact of 13.7% and exchange rate changes had a positive impact of 0.3%.

2.6. Changes in scope of consolidation–pro forma financial statements

2001 and 2000 pro forma data have been established excluding the activities acquired in 2001 and 2000 and the effects of the disposal of Filtrauto and the non-automotive wiring business.

(Millions of euro)	2001	2001 pro forma	2000 pro forma
CONDENSED CONSOLIDATED BALANCE SHEET			
Cash and marketable securities	680	1,283	1,051
Accounts and notes receivable	2,327	1,871	1,996
Inventories	753	630	618
Goodwill	1,596	1,030	1,277
Other fixed assets	2,735	2,457	2,335
Total fixed assets	4,331	3,487	3,612
Total assets	**8,091**	**7,271**	**7,277**
Accounts and notes payable	2,697	2,289	2,432
Other liabilities	1,329	1,309	718
Provision for contingencies and charges	1,674	1,314	1,115
Stockholders' equity	2,391	2,359	3,012
Total liabilities and stockholders' equity	**8,091**	**7,271**	**7,277**

(Millions of euro)	2001	2001 pro forma	2000 pro forma
CONDENSED CONSOLIDATED STATEMENT OF INCOME			
Net sales and revenues	10,234	8,537	8,577
Gross margin	1,675	1,428	1,632
% sales	16.4%	16.7%	19.0%
Operating income	388	336	557
% sales	3.8%	3.9%	6.5%
Net (loss)/income from consolidated companies	(454)	(420)	461
Net (loss)/income	**(591)**	**(520)**	**366**
% sales	**(5.8%)**	**(6.1%)**	**4.3%**

(Millions of euro)	2001	2001 pro forma	2000 pro forma
Capital expenditure	**745**	**658**	**623**

3. Goodwill

Net goodwill can be analyzed as follows:

(Millions of euro)	2001	2000	1999
Net goodwill, January 1	1,560	1,274	1,006
Acquisitions	47	293	96
Disposals	(52)	(10)	–
Translation adjustment	27	37	93
Adjustments to fair value of fixed assets and liabilities of companies acquired in the preceding year	351	53	168
Recognition of a portion of previously unrecognized tax benefits existing at the date of acquisition (businesses acquired prior to 2000)	–	–	(6)
Amortization expense	(337)	(87)	(83)
Net goodwill, December 31	**1,596**	**1,560**	**1,274**

At December 31, 2001, goodwill related to ITT Automotive Electrical Systems amounts to €451 million.

In line with the accounting principle described in note 1.3., two-thirds of this goodwill, corresponding to the portion of the acquisition financed by the issuance of shares, has been written off to the extent possible against the related premium of €986 million. This amount includes the exceptional write-down of VESI goodwill to take into account the structural difficulties faced by this company in the current American context and its unfavorable earnings outlook. The amount of the write-down was determined based on the total goodwill recognized at the time of acquisition. Out of the total write-down, €200 million were charged to the income statement and €305 million to stockholders' equity. The amount charged to the income statement was prorated to the goodwill originally recorded under assets and that charged to stockholders' equity was prorated to the amount originally written off against the share premium.

Net goodwill at December 31, 2001 concerns businesses acquired by Valeo Climate Control (€231 million), Valeo Engine Cooling (€91 million),Valeo Lighting Systems (€106 million), Valeo Wiper Systems (€313 million), Valeo Electrical Systems (€123 million), Valeo Security Systems (€104 million), Valeo Switches and Detection Systems and Valeo Electronics and Connective Systems (€529 million).

4. Intangibles and property, plant and equipment

4.1. Capital expenditure

(Millions of euro)	2001	2000	1999
Intangibles	27	23	12
Land and buildings	72	89	49
Plant and equipment	528	486	422
Other property, plant and equipment	118	63	66
Capital expenditure	**745**	**661**	**549**

4.2. Property, plant and equipment

	At cost	Accumulated depreciation	Net book value	Net book value	Net book value
(Millions of euro)		2001		2000	1999
Land	153	(10)	143	146	110
Buildings	862	(399)	463	479	377
Plant and equipment	3,992	(2,614)	1,378	1,339	1,084
Other	814	(340)	474	472	387
Total	**5,821**	**(3,363)**	**2,458**	**2,436**	**1,958**
Land and buildings under capital leases included above			35	46	51

5. Investments carried at cost

Investments carried at cost include Valeo's interest in Ichikoh, acquired in connection with the alliance between Valeo's lighting systems businesses and Ichikoh Industries.

6. Investments in companies at equity

Investments in companies at equity at December 31, 2001 include the 40% interest in Zexel Valeo Climate Control Corporation, a Japanese company which consolidates the Asian air conditioning and compressor businesses of Bosch Automotive Systems (formerly Zexel Corp.).

Equity in net earnings of associated companies takes into account the effects of contractual clauses.

7. Inventories

(Millions of euro)	2001	2000	1999
Raw materials	345	364	231
Work-in-progress	94	103	81
Finished goods, supplies and specific tooling	409	420	321
Inventories at cost	**848**	**887**	**633**
Less allowances	(95)	(81)	(55)
Inventories–net	**753**	**806**	**578**

8. Accounts and notes receivable

(Millions of euro)	2001	2000	1999
Accounts and notes receivable	1,865	2,141	1,498
Less allowances	(44)	(43)	(23)
Accounts and notes receivable-net	**1,821**	**2,098**	**1,475**

9. Stockholders' equity

9.1. Share capital

(a) At December 31, 2001, share capital totaled €249 million, represented by 83,056,603 shares of common stock with a par value of €3 each, all fully paid-up. Shares which have been registered in the name of the same holder for at least four years carry double voting rights. At December 31, 2001, 16,282,259 shares carried double voting rights.

(b) The following changes in capital were recorded in 2001:
a €0.4 million increase from the exercise of stock options, resulting in the issuance of 133,200 new shares (par value of €3 per share), at a total premium of €5 million.

(c) The conversion of all outstanding stock options would result in Valeo's share capital being increased to €261 million, representing 86,934,678 shares.
The following employee stock option plans approved by the General Stockholders' Meeting and implemented by the Boards were in progress at December 31, 2001:

Year in which plan was set up	Number of shares subject to options	Subscription price (euro)[1]	Number of options outstanding at Dec. 31, 2001	Expiration of exercise period
1996	277,125	44.50	277,125	2002
1997	300,000	58.69	223,450	2003
1998	450,000	72.87	295,750	2003
1999	150,000	67.40	68,250	2004
1999	850,000	70.32	635,250	2004/2005
2000	50,000	60.70	50,000	2006
2000	1,300,000	48.00	1,169,750	2006/2008
2000	35,625	54.52	35,625	2006
2001	80,000	55.82	80,000	2009
2001	600,000	42.48	600,000	2009
2001	442,875	42.69	442,875	2009
Total	**4,535,625**		**3,878,075**	

(1) Equal to 100% of the average quoted price of Valeo shares for twenty trading days preceding the Board Meeting at which the options were granted.

(d) At the Extraordinary General Meeting of May 25, 2000, the Board of Directors was authorized to issue various financial instruments. This authorization was transferred to the Management Board at the General Meeting of May 9, 2001. No use had been made of the long-term financing possibilities offered by these authorizations at December 31, 2001.

9.2. Additional paid-in capital

Additional paid-in capital represents the net amount received, either in cash or in assets, in excess of the par value on issuance of Valeo shares.

At the time of acquisition of ITT Automotive Electrical Systems, goodwill on the portion of the acquisition price funded through equity (€957 million in 1998 and €29 million in 1999) was recorded as a deduction from the issue premium.

9.3. Translation reserves

The translation reserve at December 31, 2001 primarily includes gains and losses arising from the translation of the net assets of the US, Mexican, Brazilian, Swedish, Czech and Japanese subsidiaries.

9.4. Retained earnings

Consolidated retained earnings comprise net income for the year before appropriation of €0.675 per share (total of €56 million) to dividends proposed at the General Stockholders' Meeting (2000 dividend €1.35 per share, i.e. a total of €112 million; 1999 dividend €1.5 per share, i.e. a total of €124 million).

Distribution by the parent company of the balance of its retained earnings (€584 million after appropriation of 2001 net income) would result in additional tax of €119 million.

10. Provisions for contingencies and charges

(Millions of euro)	2001	2000	1999
Provisions for reorganization expenses	740	488	647
Provisions for pension benefits and retirement indemnities	607	563	454
Provisions for product warranties	99	74	65
Capital grants	14	12	10
Other provisions for contingencies and charges	214	155	181
Provisions for contingencies and charges	**1,674**	**1,292**	**1,357**
Current portion	776	631	537

10.1. Provisions for reorganization expenses

Provisions for reorganization expenses correspond to a series of measures adopted by the Group, the primary objectives of which are the centralization of production in a reduced number of specialized industrial plants and the modernization of production equipment.

During 2001, the Group stepped up its reorganization program by implementing restructuring measures in relation to certain businesses as well as a global downsizing plan involving the elimination of 5,000 jobs worldwide.

Provisions for reorganization expenses mainly include:
- €317 million for employee restructuring measures and production rationalization costs at the Rochester site;
- costs of downsizing plans and industrial restructuring measures at both French and foreign sites.

These include specific severance payments (CATS) applicable at certain French sites, in accordance with the industry agreement signed in March 2001.

Changes in provisions for reorganization expenses can be analyzed as follows:

(Millions of euro)	2001	2000	1999
Provisions at January 1	**488**	**647**	**265**
Expenses charged to the provisions during the year	(270)	(247)	(103)
Impact of change in the scope of consolidation	(7)	70	13
Translation adjustments	12	15	28
Increase recorded against goodwill	142	16	149
Provisions for the year–net	375	(13)	295
Provisions at December 31	**740**	**488**	**647**

10.2. Provision for pension and other employee benefits

The Group's main pension commitments concern its French, German, American and Italian subsidiaries.

The French companies are subject to two types of obligations, which are due and paid only after employees retire from the company:

–statutory retirement bonuses;

–supplementary pension benefits: since 1987, pension contributions have been made to an external insurance fund, which in turn makes payments to the retirees. The Group continues to pay pensions to employees who retired before 1987.

The American companies provide their employees with pension benefits and pay some of their medical and life insurance costs. They make contributions to outside funds that manage all or part of these benefits.

The German companies grant supplementary pension benefits to their employees. The related obligations are not externally funded.

These costs are accounted for in accordance with the method described in note 1.9.

The Italian companies are required by law to pay contract termination indemnities to their employees. At each year-end, the vested rights of employees are valued in accordance with legal provisions and are provided for in full.

Other foreign subsidiaries provide for pension benefits and retirement indemnities based on actuarial evaluations which take into account local economic conditions.

Assumptions regarding mortality rates, employee turnover and future salary levels take into account the specific economic conditions of each country or Group company. Interest rates used in 2001 to compute the discounted present value of future commitments generally ranged from 3% to 7.10% depending on the country.

The Group's pension and other employee benefits obligations can be analyzed as follows:

(Millions of euro)	France	Other European countries	North America	Other countries
Obligations at January 1	**110**	**253**	**275**	**21**
Service cost	7	11	21	3
Interest expense	7	12	22	–
Benefits paid	(11)	(15)	(7)	(4)
Changes in assumptions	(13)	15	52	–
Plan amendments	13	(2)	–	–
Impact of changes in scope of consolidation	(4)	(6)	–	–
Translation adjustments	–	–	17	–
Obligations at December 31	**109**	**268**	**380**	**20**
Less: plan assets at fair value	(1)	(33)	(91)	–
Less: actuarial gains and losses	5	(7)	(43)	–
Provisions at December 31	**113**	**228**	**246**	**20**

Changes in provisions for pension and other employee benefits are as follows:

(Millions of euros)	France	Other European countries	North America	Other countries
Provisions at January 1	**107**	**230**	**206**	**21**
Expenses charged to the provisions during the year	(11)	(15)	(4)	(4)
Impact of changes in scope of consolidation	(4)	(6)	–	–
Other	–	(1)	(21)	–
Translation adjustments	–	–	12	–
Provisions for the year (expense):				
• Service cost	7	11	21	3
• Interest expense	7	12	22	–
• Other items	7	–	7	–
• Return on plan assets	–	(3)	3	–
Provisions at December 31	**113**	**228**	**246**	**20**
O/w short-term	11	15	4	4

11. Net indebtedness

11.1. Breakdown of net indebtedness

(a) Net indebtedness can be analyzed as follows:

At December 31 (Millions of euro)	2001	2000	1999
Marketable securities	(219)	(111)	(1,038)
Cash	(461)	(265)	(278)
Total	(680)	(376)	(1,316)
Short-term debt	634	581	678
Cash and cash equivalents	**(46)**	**205**	**(638)**
Long-term debt	676	195	169
Current maturities of long-term debt	19	27	11
Long-term loans	(1)	(1)	(6)
Net indebtedness/ (cash and cash equivalents)	**648**	**426**	**(464)**

The portfolio of marketable securities at December 31, 2001 primarily consists of money market mutual funds, the market value of which is close to their book value.

Short-term loans represent amounts originally due within one year.

(b) The weighted average interest rate on net indebtedness was 5.9% in 2001 (4.8% in 2000 and 3.2% in 1999).

(c) Net cash deposits are at variable rates.
At December 31, 2001, 80% of long-term debt was at fixed rates (8% at December 31, 2000 and 17.3% at December 31, 1999), following the €500 million fixed-rate bond issue carried out by Valeo in July 2001.

11.2. Analysis of net indebtedness by currency

Net indebtedness, including the impact of hedges, can be analyzed as follows by currency:

(Millions of euro)	2001	2000	1999
Euro zone currencies	908	443	(340)
US dollar	(203)	(35)	(40)
Other currencies	(57)	18	(84)
Total	**648**	**426**	**(464)**

11.3 Long-term debt

	Long-term portion			Current portion		
(Millions of euro)	2001	2000	1999	2001	2000	1999
Bonded loan	500	–	–	–	–	–
Bank loans	156	165	136	11	19	8
Lease obligations	18	28	33	7	7	3
Other loans Commercial paper	2	2	–	1	1	–
Total long-term debt	**676**	**195**	**169**	**19**	**27**	**11**

Long-term debt includes:

– two fixed-rate syndicated loans in an amount of €127 million, due on June 24, 2005, and managed using variable rate swaps on a notional value equal to the total amount of the loans.

– €500 million worth of five-year fixed-rate bonds issued by Valeo on July 13, 2001, repayable in full at maturity. The interest rate on these bonds is 5.625% of the nominal amount and coupons are payable annually, as from July 13, 2002. This loan was issued in accordance with authorizations given by General Meeting of May 27, 1998.

11.4. Maturities of long-term debt (at December 31, 2001)

(Millions of euro)	2003	2004	2005	2006	2007	2008 and beyond	Total
Bank loans	15	11	129	501	1	1	658
Lease obligations	5	3	4	3	1	2	18
Total	**20**	**14**	**133**	**504**	**2**	**3**	**676**

At December 31, 2001, Valeo has obtained several confirmed lines of credit with an average maturity of more than three years, for a total of €1.2 billion.

11.5. Total short-term debt

(Millions of euro)	2001	2000	1999
Short-term loans and overdrafts	150	217	233
Commercial paper	483	362	444
Accrued interest	1	2	1
Total short-term debt	**634**	**581**	**678**

12. Number of employees and operating expenses

	2001	2000	1999
Total employees [(1)]	70,000	75,200	51,700

The statement of operations presents operating expenses by substance. Operating expenses primarily include:

(Millions of euro)	2001	2000	1999
Personnel costs [(1)]	2,601	2,258	1,924
Rent	55	30	31
Depreciation and amortization:			
• property, plant and equipment	534	451	396
• intangibles	16	13	12

(1) Including temporary staff.

The increase in operating expenses in 2001 mainly reflects the full-year consolidation of acquisitions carried out in 2000.

13. Other financial income and expenses–net

(Millions of euro)	2001	2000	1999
Foreign exchange gains and losses–net	(5)	2	(10)
Subsidiaries operating in highly inflationary countries: translation adjustment on monetary assets and liabilities (note 1.14.)	(5)	(2)	(2)
Other financial expenses	(5)	1	4
Other financial income and expenses–net	**(15)**	**1**	**(8)**

14. Other income and expenses–net

(Millions of euro)	2001	2000	1999
Gains (losses) on disposals of shares in consolidated or equity-accounted companies (notes 2.1. and 2.2.)	(33)	73	858
Exceptional goodwill amortization	(217)	–	–
Reorganization expenses	(447)	(12)	(311)
Other expenses–net	(41)	(22)	(120)
Other income and expenses–net	**(738)**	**39**	**427**

Other income and expenses, net mainly include:

–costs of the Rochester plant reorganization plan and exceptional asset write-downs, for a total of €526 million;

–costs relating to the accelerated pace of Group restructuring.

15. Income taxes

15.1. Income tax expense

(Millions of euro)	2001	2000	1999
Current taxes	(62)	(83)	(309)
Deferred taxes	20	(59)	74
Income tax expense	**(42)**	**(142)**	**(235)**

15.2. Effective tax rate

The difference between the French standard corporate income tax rate and the effective rate of tax paid by the Group can be analyzed as follows:

(% of income before tax)	2001	2000	1999
Standard tax rate in France	(36.4%)	(37.8%)	(40.0%)
Impact of:			
• income taxed at other rates	(9.4%)	3.5%	18.2%
• unutilized tax losses (current year) and unrecognized deferred tax assets	64.0%	(6.7%)	(8.2%)
• utilized tax losses (prior years)	(6.4%)	3.7%	0.6%
• permanent differences between book income and taxable income	(1.1%)	11.5%	1.8%
• tax credits	(0.7%)	2.5%	1.2%
Effective Group tax rate	**10.0%**	**(23.3%)**	**(26.4%)**

15.3. Deferred tax assets/liabilities

At December 31 (Millions of euro)	2001	2000	1999
Long-term assets	124	99	62
Short-term assets	55	79	166
Short-term liabilities	(27)	(56)	(63)
Net deferred tax assets	**152**	**122**	**165**

15.4. Loss carryforwards and extraordinary credits

The extraordinary credits corresponding to the future tax benefits resulting from the utilization of accumulated tax loss carryforwards and other unrecognized deferred tax assets represent a potential asset of €412 million at December 31, 2001 (€168 million at December 31, 2000 and €105 million at December 31, 1999). These credits will be recognized only when they are certain to be recovered.

They can be analyzed as follows:

At December 31 (Millions of euro)	Base	Potential tax saving
Expiration date: 2002 to 2005	60	22
Expiration date: 2006 and beyond	223	79
Available indefinitely	65	21
Current tax loss carryforwards	**348**	**122**
Unrecognized deferred tax benefits		290
Total tax loss carryforwards		**412**

15.5. Group tax relief

Valeo SA and its main French subsidiaries have elected to qualify for group tax relief for the years 1998 to 2002.

The Group's foreign subsidiaries have also elected to apply for group tax relief or similar schemes, wherever this is allowed under local tax law (Germany, Spain, the United Kingdom and the United States).

16. Commitments and contingencies

16.1. Lease commitments

Minimum future rentals payable under non-cancelable leases with original terms in excess of one year can be analyzed as follows:

At December 31 (Millions of euro)	2001	2000	1999
Commitments under:			
• operating leases		8	2
• finance leases	34	40	54

16.2. Claims and litigation

Known claims and litigation involving Valeo or its subsidiaries have been reviewed by legal counsel as of the date of these financial statements. Based on the advice of counsel, all necessary provisions have been made to cover the estimated contingencies and potential losses.

To the best of Valeo's knowledge, no exceptional events have occurred that are likely to have a material impact on the business, financial position, results or assets and liabilities of the Company or the Group.

17. Off-balance sheet financial instruments

The Group companies' exposure to exchange rate, interest rate and commodity price risks on current and probable future transactions, financial assets and liabilities and commodity purchases is hedged primarily with Valeo SA, which in turn hedges the Group's net positions.

The Group minimizes its exposure to counterparty risk by means of hedging instruments traded on organized and over-the-counter markets and by dealing solely with first-rate banks and financial institutions.

17.1. Hedging of foreign currency risks

The Group hedges all future operating, investing and financing transactions in foreign currencies over periods generally not exceeding six months, thereby hedging all foreign currency debts and receivables carried in the balance sheet.

At December 31, 2001, 2000, and 1999, the Group's hedging commitments were as follows [1]:

(Millions of euro, at hedging rate)	Total currencies 2001	2000	1999
Foreign currency debts and receivables	–	40	37
Forward sales	(74)	(59)	(82)
Forward purchases	70	50	43
Options	(1)	–	(1)
Hedged future transactions	**(5)**	**31**	**(3)**

(1) Excluding euro-zone currencies.

17.2. Hedging of interest rate risks

Financial assets and liabilities exposed to interest rate risks are analyzed in note 11.1.

17.3. Hedging of commodity risks

The Group hedges its future purchases of base metals (aluminum, copper and zinc) over periods generally not exceeding six months.

At December 31, 2001, commodity price risks were hedged by forward purchases totaling €65 million.

18. Segment reporting

18.1. Divisions

(Millions of euro)	Sales [1]	Capital expenditures for the year	Employees
2001			
Transmissions	982	59	4,460
Climate Control	1,511	90	6,920
Engine Cooling	1,332	83	6,550
Lighting Systems	1,172	80	7,770
Electrical Systems	854	126	4,780
Wiper Systems	1,377	88	7,910
Motors and Actuators	665	32	3,570
Security Systems	650	31	3,920
Switches and Detection Systems	783	58	6,570
Electronics and Connective Systems	1,141	66	16,300
Distribution	476	6	960
2000			
Transmissions	856	72	7,190
Climate Control	1,410	83	7,520
Engine Cooling	1,351	88	6,830
Lighting Systems	1,129	76	7,760
Electrical Systems	779	96	4,440
Wiper Systems	1,397	82	7,650
Motors and Actuators	717	35	4,070
Security Systems	663	33	4,320
Switches and Detection Systems	514	43	6,510
Electronics and Connective Systems	421	24	17,730
Distribution	483	6	930
1999			
Transmissions	683	68	4,590
Climate Control	1,229	72	6,780
Engine Cooling	1,179	77	6,260
Lighting Systems	1,040	88	7,520
Electrical Systems	586	51	4,130
Wiper Systems	1,255	80	7,530
Motors and Actuators	683	28	4,620
Security Systems	611	35	4,310
Electronics	470	38	4,440
Distribution	526	12	1,300

(1) Before elimination of sales between divisions.

18.2. Geographical areas of production

(Millions of euro)	Sales			Capital expenditure	Employees
	Third parties	Sales between geographical areas	Total		
2001					
France	3,564	496	4,060	285	22,900
Other European countries	3,563	300	3,863	248	23,400
North America	2,318	42	2,360	104	10,800
South America	274	9	283	33	2,300
Asia	494	9	503	47	3,400
Africa	21	300	321	28	7,200
Eliminations	–	(1,156)	(1,156)	–	–
Total	**10,234**	**0**	**10,234**	**745**	**70,000**
2000					
France	2,845	406	3,251	241	25,200
Other European countries	2,915	197	3,112	205	26,100
North America	2,558	23	2,581	132	11,500
South America	277	7	284	28	2,400
Asia	509	9	518	50	3,400
Africa	16	68	84	5	6,600
Eliminations	–	(710)	(710)	–	–
Total	**9,120**	**0**	**9,120**	**661**	**75,200**
1999					
France	2,538	325	2,863	228	18,900
Other European countries	2,420	145	2,565	158	15,400
North America	2,313	2	2,315	125	12,200
South America	197	4	201	25	2,100
Asia	243	4	247	13	2,700
Africa	6	–	6	–	400
Eliminations	–	(480)	(480)	–	–
Total	**7,717**	**0**	**7,717**	**549**	**51,700**

The figures above are by original areas of production and not by market.

Sales by geographical market are as follows:

(Millions of euro)	France	Other European countries	North America	South America	Asia	Africa	Consolidated
2001	2,462	4,428	2,417	312	559	56	10,234
2000	1,830	3,725	2,658	311	551	45	9,120
1999	1,603	3,165	2,404	220	293	32	7,717

CONSOLIDATED AND ASSOCIATED COMPANIES AT DECEMBER 31, 2001

		2001		2000
Companies	**Countries**	**% voting rights**	**% interest**	**% interest**
Transmissions				
Valeo[1]	France	parent company		
Filtrauto	France	–	–	100
Efficience	France	–	–	100
Valeo España[1]	Spain	100	100	100
Valeo Materiales de Friccion	Spain	100	100	100
Filtrauto Iberica	Spain	–	–	100
Valeo SpA[1]	Italy	99.9	99.9	99.9
Filtrauto Italia	Italy	–	–	100
Valeo Transmission	UK	–	–	100
Filtrauto UK	UK	–	–	100
Filtrauto GmbH	Germany	–	–	100
Filtrauto BV	Netherlands	–	–	100
Valeo Autosystemy[1]	Poland	100	100	100
Filtrauto Slovenya	Slovenia	–	–	100
Valeo Otomotiv Sistemleri Endutrisi[1]	Turkey	100	100	100
Valeo Embrayages	Tunisia	100	100	100
Valeo, Inc.[1]	USA	100	100	100
Valeo Friction Materials, Inc.	USA	100	100	100
Valeo Sistemas Automotivos[1]	Brazil	100	100	100
Valeo Embragues Argentina	Argentina	68	68	68
Emelar	Argentina	100	68	68
Integral	Argentina	–	–	100
Valeo Materiales de Friccion de Mexico	Mexico	100	100	100
Valeo Pyeong Hwa	South Korea	50	50	50
Valeo Pyeong Hwa Distribution	South Korea	50	50	50
Valeo Unisia Transmissions	Japan	66	66	66
Nanjing Valeo Clutch	China	50	50	50
Amalgamations Valeo Clutch	India	50	50	50
Valeo Friction Materials India	India	60	60	60
Climate Control				
Valeo Climatisation[1]	France	93	93	93
Valeo Électronique[1]	France	100	100	100
Plastic Omnium Valeo Interiors[3]	France	50	50	50
Valeo Klimasysteme	Germany	100	93	93
Thermal Werke Beteiligungen KG	Germany	–	–	93
Valeo Autoklimatizace	Czech Rep.	100	93	93
Valeo Vymeniky Tepla	Czech Rep.	100	93	93
Valeo Climatización	Spain	100	93	93
Valeo Sistemi di Climatizzazione SpA	Italy	100	93	93
Valeo Climate Control Ltd	UK	100	93	93
Valeo Climate Control Corp.	USA	100	93	93
Valeo Acustar Thermal Systems	USA	51	47.4	47.4
Valeo Holding Climatizacão Brasil	Brazil	–	–	93
Valeo Climatizacáo Brasil	Brazil	100	93	93
Mirgor[2]	Argentina	50	24.2	24.2
Interclima[2]	Argentina	50	24.2	24.2
Valeo Climate Control de Mexico	Mexico	100	93	93
Valeo Automotive Air Conditioning Hubei	China	55	30.7	51.1
FAW Zexel Climate Control Syst.	China	36.5	20.4	–
Zexel Valeo Climate Control[2]	Japan	40	37.2	37.2
Engine Cooling				
Valeo Thermique Moteur	France	100	100	100
Valeo Plastic Omnium	France	50	50	–
Valeo Termico[1]	Spain	100	100	100
Valeo Iluminación[1]	Spain	99.7	99.7	99.7
Valeo Plastic Omnium	Spain	50	50	–
Valeo SpA[1]	Italy	99.9	99.9	99.9
Valeo Autosystemy[1]	Poland	100	100	100
Valeo Engine Cooling AB	Sweden	100	100	100
Valeo Systems South Africa	South Africa	51	51	51
Valeo, Inc.[1]	USA	100	100	100
Valeo Nova Scotia	Canada	100	100	100
Valeo Sistemas Automotivos[1]	Brazil	100	100	100
Valeo Termico Argentina	Argentina	100	100	100
Valeo Termico[1]	Mexico	100	100	100
Valeo Tek, Inc.	South Korea	100	100	100
Valeo Zexel Engine Cooling	Japan	76	74.9	74.9
Lighting Systems				
Valeo Vision	France	100	100	100
Valeo Auto Electric KG[1]	Germany	100	100	100
Valeo Beleuchtung Deutschland	Germany	100	100	100
Valeo Vision Belgique	Belgium	100	100	100
Valeo Iluminación[1]	Spain	99.7	99.7	99.7
Valeo SpA[1]	Italy	99.9	99.9	99.9
Valeo Sylvania LLC[3]	USA	50	50	50
Valeo Sistemas Automotivos[1]	Brazil	100	100	100
Cibie Argentina	Argentina	100	100	100
Valeo Sylvania Iluminación[3]	Mexico	50	50	50
Hubei Valeo Autolighting	China	51	51	51
Electrical Systems				
Valeo Équipements Électriques Moteur	France	100	100	100
Valeo Four Seasons	France	50	50	50
Telma	France	100	100	–
Telma Retarder España	Spain	100	100	–
Valeo Electrical Systems	UK	100	100	100
Telma Retarder Ltd	UK	100	100	–
Telma Retarder Italia	Italy	100	100	–
Telma Retarder Deutschland	Germany	100	100	–
Valeo Otomotiv Sistemleri Endutrisi[1]	Turkey	100	100	100
Telma Retarder, Inc.	USA	100	100	–
Telma Retarder Mexico SA de CV	Mexico	100	100	–
Valeo Systemas Electricos[1]	Mexico	100	100	100
Valeo Sistemas Automotivos[1]	Brazil	100	100	100
Telma Retarder do Brasil Comercial	Brazil	100	100	–
Valeo Mando Electrical Systems Korea Ltd	South Korea	100	100	100
Shanghai Valeo Automotive Electrical Systems[2]	China	30	30	30
Wiper Systems				
Valeo Systèmes d'Essuyage[1]	France	100	100	100
Paul Journée	France	100	100	100
Valeo Auto Electric KG[1]	Germany	100	100	100
Valeo Shalter und Sensoren[1]	Germany	100	100	100
Valeo Auto Electric Wisher und Motoren[1]	Germany	100	100	100
Valeo Auto Electric Hungary[1]	Hungary	100	100	100
Valeo Sistemas Electricos	Spain	100	100	100
Valeo Wiper Systems Ltd	UK	100	100	100
Valeo Autosystemy[1]	Poland	100	100	100
Valeo Investments Holding	USA	100	100	100
Valeo Electrical Systems[1]	USA	100	100	100
Valeo Sistemas Electricos[1]	Mexico	100	100	100
Delmex de Juarez[1]	Mexico	100	100	100
Valeo Sistemas Automotivos[1]	Brazil	100	100	100

Companies	Countries	2001 % voting rights	2001 % interest	2000 % interest
Valeo Wenling Automotive Systems	China	55	55	55
Valeo Shanghai Automotive Electric Motors	China	50	50	50
Motors and Actuators				
Valeo Systèmes d'Essuyage [1]	France	100	100	100
Valeo Auto Electric KG [1]	Germany	100	100	100
Valeo Shalter und Sensoren [1]	Germany	100	100	100
Valeo Auto Electric Wisher und Motoren [1]	Germany	100	100	100
Valeo Termico [1]	Spain	100	100	100
Valeo Componentes Automoviles	Spain	100	100	100
Valeo Electrical Systems [1]	USA	100	100	100
Delmex de Juarez [1]	Mexico	100	100	100
Valeo Automotive Electrical Systems de Mexico	Mexico	100	100	100
Security Systems				
Valeo Sécurité Habitacle	France	100	100	100
Valeo Électronique [1]	France	100	100	100
Antivols Simplex	France	100	100	100
Valeo Sicherheits Systeme GmbH	Germany	100	100	100
Valeo Sistemas de Seguridad y de Cierre	Spain	100	100	100
Valeo Sicurezza Abitacolo	Italy	100	99.9	99.9
Valeo Security Systems Ltd	UK	100	100	100
Valeo Autosystemy [1]	Poland	100	100	100
Valeo Neiman Argentina	Argentina	100	100	100
Valeo Termico [1]	Mexico	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100
Switches and Detection Systems				
Valeo Électronique [1]	France	100	100	100
DAV [1]	France	100	98.5	92.1
SC2N	France	100	98.5	92.1
Sylea Italia [1]	Italy	100	98.5	92.1
Valeo Shalter und Sensoren [1]	Germany	100	100	100
Valeo Auto Electric KG [1]	Germany	100	100	100
Valeo Auto Electric Hungary [1]	Hongrie	100	100	100
DAV	Tunisia	100	98.5	92.1
Valeo Switches and Detection Systems, Inc.	USA	100	100	–
Valeo Sistemas Electronicos	Mexico	100	100	100
DAV	Argentina	100	98.5	92.1
Electronics and Connective Systems				
Valeo Électronique [1]	France	100	100	100
Sylea	France	98.5	98.5	92.1
Valeo Liaisons Électriques	France	100	98.5	92.1
CFCA PMS	France	–	–	92.1
Cablea	France	100	98.5	92.1
DAV [1]	France	100	98.5	92.1
SC2N	France	100	98.5	92.1
Valeo Sistemas de Conexion Electrica	Spain	100	98.5	92.1
Cablinal Portuguesa	Portugal	100	98.5	92.1
Cablagens do Ave	Portugal	100	98.5	92.1
Sylea Italia [1]	Italy	100	98.5	92.1
Cavisud	Italy	100	98.5	92.1
Cablauto	Italy	100	98.5	92.1
Sylea GmbH	Germany	100	98.5	92.1
Labauto Ltd	UK	100	98.5	92.1
Sylea Tchequia	Czech Rep.	100	98.5	92.1
Sylea Poland	Poland	100	98.5	92.1

Companies	Countries	2001 % voting rights	2001 % interest	2000 % interest
EKO	Slovenia	100	97.4	91
Nursan OK [2]	Turkey	40	39.4	36.9
Nursan ED [2]	Turkey	40	39.4	36.9
Cablea	Tunisia	100	97.7	92.1
STC	Tunisia	100	98.5	92.1
Sylea	Tunisia	100	98.5	92.1
Cabelec	Morocco	100	98.5	92.1
CFCA	Morocco	–	–	92.1
Cablinal	Morocco	100	98.5	92.1
Cablea	Morocco	100	98.5	92.1
Sylea Bousnika	Morocco	100	98.5	92.1
TCA [2]	Argentina	20	19.7	18.4
TCA [2]	Brazil	20	19.7	18.4
Sylea Autolimited	India	100	98.5	92.1
Distribution				
Valeo Distribution	France	100	100	100
Équipement 7	France	100	100	100
Valeo Distribution Deutschland	Germany	100	100	100
Valeo Distribution Belgique	Belgique	100	100	100
Valeo Distribución	Spain	100	100	100
Valeo Ricambi SpA	Italy	100	99.9	99.9
Valeo Dystrybucja	Poland	100	100	100
Valeo Distribution Nederland	Netherlands	100	100	100
Valeo Distribution UK Ltd	UK	100	100	100
Valeo Otomotiv Dagitim	Turkey	100	100	100
Valeo Aftermarket, Inc.	USA	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100
Holding Companies				
Valeo [1]	France	parent company		
Valeo Management Services	France	100	100	100
Société de Participations Valeo	France	100	100	100
Valeo Finance	France	100	100	100
Valeo Bayen	France	100	100	100
Valeo Thermique Habitacle	France	100	100	100
Financière Cablea	France	100	98.5	92.1
Valeo Holding Deutschland GmbH	Germany	100	100	100
Valeo Verwaltungs Beteiligung GmbH	Germany	100	100	100
Valeo Germany Holding GmbH	Germany	100	100	100
Valeo Auto Electric Beteiligungs GmbH	Germany	100	100	100
Valeo Grundvermogen Verwaltung GmbH	Germany	100	100	100
Valeo España [1]	Spain	100	100	100
Valeo SpA [1]	Italy	99.9	99.9	99.9
Coreval	Luxembourg	100	100	100
Valeo International Holding	Netherlands	100	100	100
Valeo Holding Netherlands	Netherlands	100	100	100
Valeo UK Ltd	UK	100	100	100
Valeo, Inc. [1]	USA	100	100	100
Valeo Electrical Systems [1]	USA	100	100	100
Valeo M&S	USA	100	100	–
Valeo Sistemas Automotivos [1]	Brazil	100	100	100
Il Tevere [3]	Argentina	50	46.5	46.5
Valeo Zexel China Climate Control	China	55.8	55.8	–

(1) Company operating in several segments.
(2) Company accounted for by the equity method.
(3) Company accounted for by the proportional method.

(Translated from French into English)

In compliance with the assignment entrusted to us, we have audited the consolidated financial statements of Valeo expressed in euro for the years ended December 31, 2001, 2000 and 1999 presented on pages 66 through 85 of this document. These consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing as defined by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of Valeo and its subsidiaries' financial position and their assets and liabilities as of December 31, 2001, 2000 and 1999, and of the results of their operations for each of the three years in the period ended December 31, 2001 in accordance with the accounting principles generally accepted in France.

We have also reviewed the information given in the Group's management report. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

Paris, January 31, 2002

The Independent Auditor


PRICEWATERHOUSECOOPERS

The Statutory Auditors

Coopers & Lybrand Audit

Serge Villepelet

RSM Salustro Reydel

Édouard Salustro

Jean-Pierre Crouzet

1. Legal provisions

Corporate name and registered office

The name of the company is Valeo.
Its registered office is at: 43, rue Bayen–75017 Paris.

Legal form and governing law

Valeo is a French joint-stock company *(société anonyme)* with a Management Board and a Supervisory Board, governed by the provisions of book II of the Commercial Code and decree 67-236 of March 23, 1967.

Date of incorporation and term

The company was incorporated on February 10, 1923 and its term of existence was extended for a further 99 years on February 10, 1972.

Corporate purpose

The corporate purpose is as follows (article 3 of the bylaws):

The research and development, manufacture, sale, trading or supply of any products, equipment or services for industry and business purposes which may be manufactured, finished or developed by the company's factories or which may interest its customers;

Operations of any nature whatsoever (industrial, commercial, financial, investment, acquisition, disposal etc) directly or indirectly related to the company purpose or designed to facilitate the development or realization thereof.

Registration particulars

The company is registered at the Paris Companies Registry under number 552 030 967.

Fiscal year

The company's fiscal year covers a period of twelve months from January 1 to December 31.

Consultation of legal documents

Legal documents pertaining to the Company may be consulted at the registered office.

Auditors

Statutory Auditors

- Coopers & Lybrand Audit, represented by Serge Villepelet – 32, rue Guersant–75017 Paris.
  First appointed: May 27, 1998.
  Term of office: 6 years, expiring at the General Shareholders' Meeting held to examine the 2003 financial statements.
- RSM Salustro Reydel, represented by Édouard Salustro and Jean-Pierre Crouzet–8, avenue Delcassé–75008 Paris.
  First appointed: May 27, 1998.
  Term of office: 6 years, expiring at the General Shareholders' Meeting held to examine the 2003 financial statements.
  Édouard Salustro and Jean-Pierre Crouzet were appointed Statutory Auditors for a six year term at the June 16, 1992 General Shareholders' Meeting.

Alternate Statutory Auditors

- Pierre Riou–32, rue Guersant–75017 Paris..
  First appointed: May 27, 1998.
  Term of office: 6 years, expiring at the General Shareholders' Meeting held to examine the 2003 financial statements.
- Jean-Louis Mullenbach–8, avenue Delcassé–75008 Paris.
  First appointed: May 27, 1998.
  Term of office: 6 years, expiring at the General Shareholders' Meeting held to examine the 2003 financial statements.

Independent auditor

- PricewaterhouseCoopers (formerly Coopers & Lybrand) has been the Independent Auditor of the Valeo Group since 1987.

Appropriation and distribution of earnings–Dividends

Distributable income is composed of net income for the year minus prior losses and amounts appropriated to the legal reserve, plus any income carried forward. The General Shareholders' Meeting may decide, subject to the provisions of the law, to distribute amounts taken from reserves.

The Management Board, with the approval of the Supervisory Board, may decide to distribute an interim dividend before the financial statements are approved.

The General Shareholders' Meeting called to approve the financial statements may offer each shareholder a stock dividend alternative representing all or part of the dividend, or interim dividend.

Dividends unclaimed after a period of five years from the date they were made payable shall fall to the French government.

General Shareholders' Meetings

General Shareholders' Meetings are called as prescribed by French law.

In order to be entitled to attend General Meetings, holders of registered stock must have their shares recorded in the Company's register at least five days prior to the date of the meeting. Holders of bearer stock must send evidence of their title to the shares to the place stated in the notice of the meeting, in the form of a certificate issued by the bank, broker or other intermediary that manages their stock account.

Effective from the June 1992 General Shareholders' Meeting, the statutory period during which stock registered in the name of a shareholder must be held to entitle said holder to double voting rights is four years.

2. Corporate governance

2.1. Executive Management

The Group Executive Management includes the Chairman and members of the Management Board, the members of the Management Committee and the heads of the Group's divisions.

Executive Management:

Management Board:

Thierry Morin
Chairman of the Management Board
First appointed: May 9, 2001
Term of office expiring: May 9, 2005
Other positions held:
Chairman of: Société de Participations Valeo, Valeo Bayen, Valeo Distribution, Valeo Finance, Valeo Thermique Habitacle, Valeo España, SA, Valeo Holding Netherlands BV, Valeo SpA, Valeo Japan Co. Ltd, Valeo (UK) Limited, Valeo International Holding BV.
Legal manager of: Valeo Management Services, Valeo Germany Holding GmbH, Valeo Grundvermögen Verwaltung GmbH, Valeo Holding Deutschland GmbH, Valeo Verwaltungs-beteiligungs GmbH.
Director of: Sylea, Valeo Climatisation, Valeo Distribucion, SA, Valeo Iluminacion, SA, Valeo Neiman Argentina, SA, Valeo Sécurité Habitacle, Valeo Services Limited, Valeo Termico, SA.

Luc Blériot
Member of the Management Board
Senior Vice-President, Electrical and Electronics Activity
First appointed: May 9, 2001
Term of office expiring: May 9, 2005
Other positions held:
Chairman of: Valeo Electrical Systems, Inc., Valeo-Wenling Automotive Systems Company Limited.
Vice-Chairman of: Valeo Shanghai Automotive Electric Motors & Wiper Systems Co. Ltd.
Legal manager of: Valeo Auto-Electric Beteiligungs GmbH.
Director of: Sylea, Valeo Services Ltd, Valeo Investments Holding, Inc.

Bernard Geymond
Member of the Management Board
Vice-President, Human Resources and Administrative Affairs
First appointed: May 9, 2001
Term of office expiring: May 9, 2005
Other positions held:
Director of: Valeo Bayen, Valeo Sécurité Habitacle, Valeo (UK) Limited.

Géric Lebedoff
Member of the Management Board
General Counsel
First appointed: May 9, 2001
Term of office expiring: May 9, 2005
Other positions held:
Chairman of: Équipement 1, Équipement 2, Équipement 6, Équipement 8, Équipement 9, Équipement 10, Équipement 11, Équipement 12, Équipement 13.
Director of: Valeo (UK) Limited.

Vincent Marcel
Member of the Management Board
Vice-President, Financial Affairs and Strategic Operations
First appointed: May 9, 2001
Term of office expiring: May 9, 2005
Other positions held:
Chairman of: Valeo Ventures.

The Management Board generally meets once a week. Since Valeo adopted the legal form of a company with a Management Board and a Supervisory Board, the Management Board met twenty-seven times during 2001.

Management Committee:

Christine Bénard
Purchasing

Bruno-Roland Bernard
Financial Relations

François Blanc
Information Systems

Gérard Bouctot
Financial Control

Robert Charvier
Finance, Electrical and Electronics Activity

Martin Haub
Research and Development and Product Marketing

Francis Hoyer
Simultaneous Engineering Project

Hans-Peter Kunze
Sales and Business Development

Guy Perrot
Engineering

Kate Philipps
Communication

Édouard K. Planchon
Advisor to the Chairman of the Management Board

Xavier Véret
Chairman's Delegate

Branch Vice-Presidents:

Jean-Marc Hannequin
Transmissions

André Gold
Climate Control

Alain Marmugi
Engine Cooling

Patrice Brion
Security Systems

Claude Leichlé
Electronics and Connective Systems

Wolfgang Dehen
Switches and Detection Systems

François Hiriart
Wiper Systems

Michel Giannuzzi
Electrical Systems

Jean-Jacques Giambi
Motors and Actuators (acting)

Robert de La Serve
Lighting Systems

2.2. Supervisory Board

Mr. Noël Goutard
Chairman
Appointed: May 9, 2001
Term of office expiring: AGM 2007
Other positions held:
Chairman of: NG Investments.
Member of the Management Board of: LBO France.
Director of: Valeo (UK) Limited, Vocatif SA, Actaris.

Mr. Ernest-Antoine Seillière
Vice-Chairman
Appointed: May 9, 2001
Term of office expiring: AGM 2007
Other positions held:
Chairman of the Board of Directors of: Compagnie Générale d'Industrie et de Participations-CGIP, Marine-Wendel.
Chairman of the Supervisory Board of: Trader.com NV.
Member of the Supervisory Board of: Peugeot SA, Hermès International, Oranje-Nassau Groep BV.
Vice-Chairman of the Supervisory Board of: BioMérieux Pierre Fabre SA-BMPF.
Vice-Chairman of the Board of Directors of: Cap Gemini.
Director of: Société Générale, Société Lorraine de Participations Sidérurgiques (SLPS).
Permanent representative of Sofiservice on the Supervisory Board of: Bureau Veritas.
Permanent representative of Compagnie Financière de la Trinité on the Board of Directors of: Stallergènes.

Mr. Carlo De Benedetti
Appointed: May 9, 2001
Term of office expiring: AGM 2007
Other positions held:
Chairman of the Board of Directors of: CIR SpA, Cofide SpA, CDB Web Tech SpA, Sogefi SpA.
Director of: Pirelli SpA, Gruppo Editoriale L'Espresso SpA.

Mr. Arnaud Fayet
Appointed: May 9, 2001
Term of office expiring: AGM 2007
Other positions held:
Member of the Supervisory Board of: Trader.com.
Director of: BioMérieux, Stallergènes, Transgène, Vaucrains, Wheelabrator Allevard.

Mr. Yves-André Istel
Appointed: May 9, 2001
Term of office expiring: AGM 2007
Other positions held:
Vice-Chairman of: Rothschild, Inc.
Director of: Compagnie Financière Richemont AG, Chalone Wine Group, Imperial Sugar.

Mr. Jean-Marc Janodet
Appointed: May 9, 2001
Term of office expiring: AGM 2007
Other positions held:
Chairman and Chief Executive Officer of: Eurovest (Sicav).
Chairman and Chief Executive Officer of: Marine-Wendel.
Member of the Supervisory Board of: Banque de Neuflize, Schlumberger, Mallet, Demachy, Trader.com.
Director of: BMA, Caisse Industrielle d'Assurance Mutuelle (CIAM), Compagnie Financière de la Trinité, Marine-Wendel, Placement Monétaire (Sicav), Sofiservice, Solfur.
Permanent representative of Sofiservice on the Board of Directors of: Financière Franco-Néerlandaise, GIP SA.

Mr. Jean-Bernard Lafonta
Appointed by the Supervisory Board on December 7, 2001
Term of office expiring: AGM 2007
Other positions held:
Chief Executive Officer of: Compagnie Générale d'Industrie et de Participations-CGIP.

Mr. Alain Minc
Appointed: May 9, 2001
Term of office expiring: AGM 2007
Other positions held:
Chairman of: AM Conseil, *Société des lecteurs du Monde.*
Chairman of the Supervisory Board of *Monde.*
Member of the Supervisory Board of: Pinault-Printemps-Redoute.
Director of: Yves Saint-Laurent SA, Fnac, Vinci.

Mr. Jean-Pierre Souviron
Appointed: May 9, 2001
Term of office expiring: AGM 2007
Other positions held:
Adviser to the Chairman of: LD Com.

Mr. Erich Spitz
Appointed: May 9, 2001
Term of office expiring: AGM 2007
Other positions held:
Advisor for: Thales.
Chairman of: Thales Avionics LCD.
Chairman of the Supervisory Board of: Riber.
Director of: Thales Corporate Ventures.
Correspondent member of: *Académie des sciences.*
Member of: *Académie des technologies.*
Member of the Management Board of: Era *(Czech Republic).*
Honorary Chairman of: European Industrial Research Management Association (EIRMA).

The Board of Directors met four times in 2001 before May 9. After that date, the Supervisory Board met five times in 2001.

Valeo also has three committees:

- a **Remuneration Committee** comprised of Ernest-Antoine Seillière (Chairman), Noël Goutard and Alain Minc.
  This committee makes proposals to the Supervisory Board concerning the remuneration of directors and officers;
- an **Audit Committee,** comprised of Jean-Marc Janodet (Chairman), Arnaud Fayet and Jean-Pierre Souviron.
  The purpose of this committee is to oversee the choice and the correct application of internal audit rules and accounting methods used for the preparation of the financial statements of the company and the Group, as well as the appropriate accounting treatment of significant transactions carried out by the Group;
- a **Strategy Committee,** comprised of Noël Goutard (Chairman), Arnaud Fayet, Jean-Bernard Lafonta, Alain Minc, Ernest-Antoine Seillière and Erich Spitz.
  The purpose of this committee is to review the Group's medium and long-term strategic development goals and budgets, and to research acquisition opportunities that could have an impact on the Group's strategy.

3. Interests of Executive Management and members of the Supervisory Board

The Executive Management and members of the Supervisory Board hold less than 1% of Valeo's capital in a personal capacity.

3.1. Executive Management

Compensation paid to Group Executive Management other than members of the Management Board amounted to EUR 7.028 million in 2001.

No transaction other than arm's length transactions took place with Group Executive Management over the year. No members of the Executive Management are beneficiaries of loans or guarantees extended by the company or the Group.

Remuneration received by members of the Management Board

In euro	Valeo		Companies controlled by Valeo (as defined in article L. 233-16 of the Commercial Code)	
	Remuneration	o/w benefits in kind	Remuneration	o/w benefits in kind
Thierry Morin	854,351.89	3,292.90	232,484.76	–
Luc Blériot	663,022.93	3,292.90	–	–
Géric Lebedoff	29,219.30	–	436,212.52	3,292.90
Bernard Geymond	29,219.30	–	436,212.21	3,292.90
Vincent Marcel*	29,219.30	–	219,976.19	2,469.67

* Vincent Marcel joined the Group on April 5, 2001.

Information concerning stock options

Stock options granted to or exercised by members of the Management Board in 2001	Number of options granted/ exercised	Exercise price	Date of Shareholders'/ Board of Directors'/ Supervisory Board/ Management Board Meeting
Options granted during 2001 to the members of the Management Board by Valeo or other Group companies:			
Thierry Morin	50,000	EUR 55.82	March 21, 2001
	200,000 (1)	EUR 42.48	December 7, 2001
Luc Blériot	100,000 (2)	EUR 42.48	December 7, 2001
Géric Lebedoff	100,000 (2)	EUR 42.48	December 7, 2001
Bernard Geymond	100,000 (2)	EUR 42.48	December 7, 2001
Vincent Marcel	100,000 (2)	EUR 42.48	December 7, 2001
Options exercised during 2001 by members of the Management Board:			
Thierry Morin	6,000	EUR 39.64	September 5, 1996
Luc Blériot	2,500	EUR 39.64	September 5, 1996
Géric Lebedoff	5,000	EUR 39.64	September 5, 1996
Bernard Geymond	6,000	EUR 39.64	September 5, 1996
Vincent Marcel	–	–	–

(1) o/w 100,000 options not fully vested.

(2) o/w 50,000 options not fully vested.

Stock options granted to and exercised by the ten employees with the highest number of options	Number of options granted/ exercised	Weighted average exercise price	Date of Shareholders'/ Board of Directors'/ Supervisory Board / Management Board Meeting
Options granted in 2001 by Valeo* to the ten employees of Valeo or other Group companies receiving the highest number of options	118,000 (11 beneficiaries**)	EUR 42.69	December 10, 2001
Options exercised during 2001 by the ten employees of Valeo or other Group companies exercising the highest number of options	43,850 (15 beneficiaries**)	EUR 39.64	September 5, 1996

* Valeo was the only Group company to issue stock options during the year.

** Several beneficiaries exercised the same number of options in tenth position.

3.2. Supervisory Board

Total attendance fees paid to members of the Supervisory Board in 2001 amounted to EUR 320,000.

Member of the Supervisory Board	Attendance fees
Noël Goutard	EUR 40,000
Ernest-Antoine Seillière	EUR 40,000
Carlo De Benedetti	None
Arnaud Fayet	EUR 30,000
Yves-André Istel	EUR 10,000
Jean-Marc Janodet	EUR 40,000
Philippe Malet*	EUR 10,000
Alain Minc	EUR 40,000
Jean-Pierre Souviron	EUR 30,000
Erich Spitz	EUR 40,000
Guy de Wouters*	EUR 40,000

* Messrs Malet and de Wouters are no longer members of the Supervisory Board.

Noël Goutard received remuneration of EUR 148,950.97 from Valeo, including EUR 1,646.45 in benefits in kind. He also received remuneration in an amount of EUR 69,647.67 from companies controlled by Valeo.

No transaction other than arm's length transactions took place with members of the Supervisory Board during the year. No members of the Supervisory Board are beneficiaries of loans or guarantees extended by the company or the Group.

Information concerning stock options

Neither Valeo or any other Group company issued stock options to the members of the Supervisory Board during 2001.

No stock options granted by Valeo or any other Group company were exercised during 2001 by the members of the Supervisory Board.

4. Regulated agreements

In 2001, the Group sold its entire interest in Filtrauto to Sogefi SpA. The initial sale price of EUR 30 million is adjustable based on several contingencies included in the sale agreement. As the Board of Directors of Sogefi SpA and the Supervisory Board of Valeo have a member in common, Valeo's Supervisory Board authorized the sale in its meeting of June 21, 2001.

On November 8, 2001, the Company acquired 284,843 Sylea shares from *Caisse des dépôts et consignations* at a price of EUR 57 per share. As *Caisse des dépôts et consignations* holds over 5% of Valeo's capital, this agreement was authorized by the Supervisory Board on October 18, 2001.

5. Claims, litigation and risks

5.1. Market risks

Exchange rate risks

A sizeable portion of Valeo's sales and purchases are denominated in currencies other than the euro, particularly in US dollar. Therefore, significant fluctuations in the exchange rate between the euro and the US dollar, Japanese yen, Mexican peso or Korean won could impact Valeo's results. Valeo hedges part of its exposure to exchange rate risks to reduce sensitivity to such fluctuations.

Interest rate risks

Net income may also be affected by changes in interest rates as they have a direct impact on the cost of debt for the Valeo Group. Cost of debt increases in line with rises in applicable interest rates on amounts due by Valeo. At December 31, 2001 Valeo's net indebtedness stood at EUR 648 million, including EUR 500 million worth of bonds issued in 2001 with a fixed interest rate of 5.625%. The proportion of variable rate debt is therefore fairly low, so the Group's exposure to interest rate fluctuations remains limited.

5.2. Exceptional events and litigation

Valeo Electrical Systems, Inc.

In 2001 Valeo Electrical Systems, Inc. filed for voluntary reorganization under chapter 11 of the US Bankruptcy Code. As a result, in the 2001 consolidated accounts Valeo recorded EUR 224 million in provisions for impairment in value of goodwill and property plant and equipment, as well as a EUR 302 million provision for reorganization expenses.

Asbestos-related risks
Provision has been made for expenses relating to litigation in progress in connection with exposure of the Group's employees to asbestos or asbestos-based products. Valeo has also taken out insurance to cover the financial consequences of these claims. The Group has never manufactured or sold products containing asbestos in North America.

Other claims and litigation
To the best of Valeo's knowledge, no other claims or litigation exist that are likely to have a material impact on the business, financial position, results or assets and liabilities of the Company or the Group.

5.3. Industrial and environmental risks

Liability for products and services sold
Valeo is exposed to risks for claims from customers under warranties or general liability concerning products and services sold. Current risks have been reasonably provisioned. Valeo is also subject to liability claims in relation to product or service defects which lead to property damage or injury. Valeo has taken out insurance to cover the financial consequences of any such claims.

Environmental risks
Valeo is subject to various forms of environmental regulations, with different scopes of application depending on the country in which the Group operates its businesses, particularly in Europe and the USA. Valeo has implemented a policy to control and reduce environmental risks to the extent possible (see the report of the Management Board of further information).

5.4. Insurance
Valeo has taken out insurance policies with first-rate insurance companies. The amount and form of cover comply with standard practice in the automotive sector.

5.5. Other risks and labor relations

Dependence on the automotive sector
Valeo's revenues depend directly on the level of automotive production throughout the world, and particularly in Europe and North America. Production may be affected by the general economic situation, specific governmental programs–such as vehicle purchase incentive schemes–, commercial agreements, changes in regulations, or labor relations problems such as strikes or stoppages.

Dependence on new vehicle models
Equipment supply agreements for vehicle models generally take the form of open orders without any volume guarantees. Separate agreements are entered into for each function of a particular vehicle and they are generally valid for the life of the model. The Group's sales, results, and financial position can therefore all be impacted if a particular model is not a commercial success and/or if Valeo is not chosen as the supplier for a new generation of a vehicle model. However, these risks are largely diluted as Valeo works with many different customers and suppliers and offers a wide range of products and services.

Contractual dependence
Valeo works with many different customers and suppliers and offers a wide range of products and services, thus significantly reducing the risk of its results being over-dependent on a particular contract or specific contractual clause.

Labor relations
Valeo considers that its labor relations are generally good. However, although the Group's policy aims to minimize the risks of labor disputes they cannot be ruled out, and the Group's business is necessarily susceptible to events such as strikes.

6. Employee profit-sharing and incentive schemes
Since 1992, Valeo has regularly entered into employee incentive agreements *(intéressement)* with union representatives.

On June 29, 2001, an agreement covering the fiscal years 2001, 2002 and 2003 was signed with union representatives from the CFDT, CGT and CFE/CGC. The calculation of the applicable incentive bonuses is based on the company's operating income. The following amounts were paid out under employee incentive schemes over the past five years.

(In thousands of euro)

Year	Amount
2001	1,670
2000	2,139
1999	–
1998	1,277
1997	1,696

No amounts were paid out under profit-sharing *(participation)* schemes over the past five years.

1. Changes in capital

At December 31, 2001, Valeo's capital stock was represented by 83,056,603 common shares with a par value of EUR 3.

Changes in capital since December 31, 1997 are as follows:

Year	Type of operation	Changes (in millions of euro)			Number of shares	New number of shares
		Par value	Premium	Total		
1997	Issuance of shares in payment of dividends	1	14	15	301,416	70,353,410
	Issuance of shares upon exercise of stock options	–	5	5	167,216	70,520,626
1998	Issuance of shares in payment of dividends	2	48	50	647,911	71,168,537
	Issuance of shares upon exercise of stock options	1	5	6	159,550	71,328,087
	Issuance of shares for cash	33	986	1,019	11,147,541	82,475,628
1999	Issuance of shares upon exercise of stock options	1	12	13	332,500	82,808,128
2000	Issuance of shares upon exercise of stock options	1	4	5	115,275	82,923,403
2001	Issuance of shares upon exercise of stock options	–	5	5	133,200	83,056,603

2. Authorized, unissued capital

Authorizations granted by the Combined General Meetings of May 21, 1997, May 27, 1998, May 25, 1999, May 25, 2000 and May 9, 2001:

Securities concerned **Date of Shareholders' Meeting** **(duration and expiry of authorization)**	**Maximum amount of issue**	**Maximum capital increase**	**Utilization of authorizations**
Issues with pre-emptive subscription rights	EUR 1.52 billion of debt securities	EUR 76.22 million	N/A
Capital increase all securities* (A) AGM of May 25, 2000 (maximum 26 months, expiring on July 25, 2002)	(A) + (C) ceiling = EUR 1 billion	(A) + (B) + (C) ceiling = EUR 100 million	
Capital increase paid up by capitalizing income, retained earnings or additional paid-in capital* (B) AGM of May 25, 2000 (maximum 26 months, expiring on July 25, 2002)	–	EUR 76.22 million (A) + (B) + (C) ceiling = EUR 100 million	N/A
Issues without pre-emptive subscription rights	EUR 1.52 billion of debt securities	EUR 76.22 million	N/A
Capital increase all securities* (C) AGM of May 25, 2000 (maximum 26 months, expiring on July 25, 2002)	(A) + (C) ceiling = EUR 1 billion	(A) + (B) + (C) ceiling = EUR 100 million	
Employee share issues**			

* These authorizations may be used while a public tender offer for the company's shares is in progress until the Combined General Meeting to be held on May 29, 2002.

** See paragraph 5 of the "Ownership structure" section, "Stock options".

3. Other securities

The General Shareholders' Meeting of May 27, 1998 granted the Board of Directors a five-year authorization to issue bonds subject to a ceiling of FRF 10 billion (approximately EUR 1.5 billion). At the General Shareholders' Meeting of May 9, 2001, this authorization, which expires on May 27, 2003, was transferred to the Management Board. Under the terms of this authorization, Valeo issued EUR 500 million worth of bonds on July 13, 2001 maturing on July 13, 2006, with a fixed annual interest rate of 5.625%. The bonds are quoted on the Luxembourg stock exchange.

1. Changes in ownership structure since 1997

	CGIP	CDC **	Franklin Resources, Inc. (USA)	BNP-Paribas	Public ***
December 31, 1997					
Number of shares	14,232,836	4,786,755			51,501,035
%	20.18	6.79			73.03
Number of voting rights *	14,232,836	6,253,980			55,835,802
%	18.65	8.19			73.16
December 31, 1998					
Number of shares	16,688,977	6,309,361			59,477,290
%	20.23	7.65			72.12
Number of voting rights *	16,688,977	7,897,501			63,391,325
%	18.97	8.98			72.05
December 31, 1999					
Number of shares	16,688,977	6,958,935			59,160,217
%	20.15	8.40			71.45
Number of voting rights *	16,688,977	8,547,075			63,178,433
%	18.88	9.67			71.44
December 31, 2000					
Number of shares	16,688,977	6,732,669			59,501,757
%	20.13	8.12			71.75
Number of voting rights *	27,647,985	8,320,809			63,527,541
%	27.79	8.36			63.85
December 31, 2001					
Number of shares	16,688,977	7,266,919	6,675,969		52,424,738
%	20.09	8.75	8.04		63.12
Number of voting rights *	27,695,087	8,855,059	6,675,969		56,112,747
%	27.88	8.91	6.72		56.49
At January 9, 2002					
Number of shares	16,688,977 (1)	7,266,919	6,675,969	5,506,593 (2)	51,856,415
%	20.09	8.75	8.04	6.63	62.43
Number of voting rights *	27,695,087	8,855,059	6,675,969	5,506,593	55,838,120
%	27.79	8.89	6.70	5.53	56.04

* Shares registered in the name of the same shareholder for a minimum of four years carry double voting rights.

** Shares held by CDC on its own behalf.

*** Including treasury stock.

(1) Including 4,938,270 shares (representing 5.96% of the Company's capital and 4.97% of voting rights) held in accordance with article L. 233-9 paragraphe 4 of the Commercial Code. As these 4,938,270 shares were sold by CGIP to BNP-Paribas Arbitrage and may be bought back at the discretion of CGIP, under applicable disclosure regulations, they must be recorded in the accounts of the seller as if the seller was still the owner thereof (CMF decision No. 202C0031 of January 9, 2002).

(2) Including 4,938,270 shares (representing 5.96% of the Company's capital and 4.97% of voting rights) acquired from CGIP which are also included as part of CGIP's interest in the company, in accordance with article L. 233-9 paragraphe 4 of the Commercial Code (CMF decisions No. 202C0031 and No. 202C0035 of January 9, 2002).

To the best of the company's knowledge, at March 31, 2002 no shareholders other than CGIP, CDC, Franklin Resources, Inc. (USA) and BNP-Paribas directly or indirectly held over 5% of the Company's capital or voting rights.

2. Shareholders' agreement

In accordance with article L. 223-11 of the Commercial Code, by way of a letter dated January 8, 2002, CGIP informed the French stock exchange authorities *(Conseil des marchés financiers)* that it had sold 4,938,270 Valeo shares to BNP–Paribas Arbitrage on January 3, 2002.

Pursuant to decision No. 202C0031 of the *Conseil des marchés financiers* dated January 9, 2002:

- the sale of the said Valeo shares was carried out by way of three sale agreements with buyback options after four years, four and a half years and five years respectively, with each agreement applicable to 1,646,090 shares;
- CGIP will have the option to buy back all or part of the shares included in each of the sale agreements until the expiry date of the agreement. If such options are exercised, the initial sale will be cancelled and CGIP will return the sale price of the shares;
- under the terms of these agreements, CGIP and BNP–Paribas Arbitrage declared that they are not acting in concert and that they have not agreed to adopt a common line with regard to Valeo.

3. Disclosure thresholds

Article 9 of the Valeo bylaws states that, in addition to the thresholds laid down by article L. 233-7 of the Commercial Code, any individual or legal entity, acting alone or in concert, that holds–directly or indirectly–over 2% of the Company's capital or voting rights, is required to disclose to the Company by registered letter with return receipt requested that the said disclosure threshold has been exceeded. Said disclosure must be made within fifteen days of exceeding the threshold and the shareholder concerned must state its own identity as well as that of any parties acting in concert with the shareholder. This disclosure obligation also applies to the acquisition of any additional 2% interest in the Company's capital or voting rights, as well as to the reduction of a shareholding to below 2% or any multiple thereof.

Non-compliance with the above obligation shall incur the penalties set forth in article L. 233-14 of the Commercial Code, at the request of one or several shareholders together holding at least 2% of the Company's capital or voting rights, as recorded in the minutes of the General Shareholders' Meeting.

4. Identification of shareholders

Valeo shares are recorded in shareholders' accounts in accordance with applicable laws and regulations.

A bank, broker or other intermediary may register on behalf of shareholders who are domiciled outside France in accordance with article 102 of the *Code civil*. This registration may be made in the form of a joint account or several individual accounts, each corresponding to one shareholder. Any such intermediary must inform the company or the intermediary managing the Company's account that it is holding the shares on behalf of another party.

The Company is entitled to identify all holders of shares and other securities redeemable, exchangeable, convertible or otherwise exercisable for shares carrying rights to vote at General Shareholders' Meetings, in accordance with the procedure provided in L. 228-2 et seq. of the Commercial Code.

In accordance with the applicable laws and regulations, the Company is entitled to request, at any time, from the share clearing organization in exchange for a fee, the name–or, in the case of corporate shareholders, the registered name– nationality, year of birth–or, in the case of corporate shareholders, the year of incorporation–and address of holders of shares and other securities redeemable, exchangeable, convertible or otherwise exercisable for shares carrying rights to vote at Shareholders' Meetings, together with details of the number of shares held by each such shareholder and of any restrictions applicable to the shares.

Based on the list provided by the share clearing organization, where the Company considers that shares may be held on behalf of third parties, it may request, in accordance with the same conditions, either through the organization or directly from the parties mentioned on the list, the same information concerning the holders of the shares. If one of the parties mentioned on the list is a bank, broker or other intermediary, it must disclose the identity of the shareholders for whom it is acting. The information shall be provided directly to the financial intermediary managing the Company's share account, which shall pass on said information either to the Company or the share clearing organization, as applicable.

The Company may also request from any corporate shareholder holding over 2.5% of the Company's capital or voting rights, information concerning the identity of persons or companies holding either directly or indirectly over one third of the corporate shareholder's capital or voting rights.

If an individual or corporate shareholder is asked to provide information in accordance with the above conditions and fails to provide it by the applicable deadline, the shares or other securities redeemable, exchangeable, convertible or otherwise exercisable for shares recorded in the shareholder's account shall be stripped of voting rights for all Shareholders' Meeting held until the identification request has been fulfilled, and the payment of any corresponding dividends shall also be deferred until that date.

In addition, if an individual or company registered in the Company's shareholders' account deliberately ignores their obligations, the Company or one or more shareholders holding at least 5% of the Company's capital may apply to the court of the place in which the Company's registered office is located to obtain an order to totally or partially strip the shares concerned of their voting rights and the corresponding dividend, for a maximum period of five years.

5. Stock options

	1994	1995	1996	1997	1998	1999	2000	2001
Date of the Shareholders' Meeting	**20/05/94 500,000 (5 years and 3 months)**	**12/06/95 500,000 (5 years and 3 months)**	**21/05/96 500,000 (5 years and 3 months)**	**21/05/97 500,000 (5 years and 3 months)**	**27/05/98 500,000 (6 years)**	**25/05/99 500,000 (6 years)**	**25/05/00 800,000 (8 years)**	**09/05/01 1,000,000 (8 years)**
Date of Board of Directors' / Supervisory Board / Management Board Meeting	1 – Nov. 4,1996	1 – Nov. 4, 1996 2 – Oct. 15, 1997 3 – Sept. 15, 1998	3 – Sept. 15, 1998 4 – Jan. 21, 1999 5 – Oct. 14, 1999	5 – Oct. 14, 1999	5 – Oct. 14, 1999 6 – April 12, 2000 7 – May 25, 2000 8 – Oct. 17, 2000	8 – Oct. 17, 2000	8 – Oct. 17, 2000 9 – March 21, 2001 10 – Dec. 7, 2001	10 – Dec. 7, 2001 11 – Dec. 10, 2001
Total number of shares under option	1 – 237,500	1 – 39,625 2 – 300,000 3 – 160,375	3 – 289,625 4 – 150,000 5 – 60,375	5 – 500,000	5 – 289,625 6 – 37,500 7 – 50,000 8 – 122,875	8 – 500,000	8 – 677,125 9 – 80,000 10 – 42,875	10 – 557,125 11 – 442,875
O/w options not fully vested	1 – 237,500	1 – 39,625			6 – 37,500			10 – 300,000
O/w number of options held by directors and officers	1 – 237,500	1 – 39,625 2 – 29,500	3 – 38,000 4 – 2,000	5 – 45,000	6 – 35,625		8 – 88,000 9 – 50,000 10 – 42,875	10 – 257,125 10 – 300,000
Number of directors and officers concerned: 6								
Starting date of exercise period	1: 100% ~conditional	1: 100% ~conditional 2 & 3: 50% ~2 years 100% ~3 years	3, 4 & 5: 50% ~2 years 100% ~3 years	5: 50% ~2 years 100% ~3 years	6: 100% ~conditional 7: 100% ~immediate 5 & 8: 50% ~2 years *100% ~3 years*	8: 50% ~2 years *100% ~3 years*	8: 50% ~2 years 100% ~3 years 9: 100% ~immediate *10: 50% ~immediate* 50% ~conditional	10: 50%~immediate 50% ~conditional *11: 50% ~2 years* 100% ~3 years
Expiry date of exercise period	1 – Feb. 3, 2002	1 – Feb 3, 2002 2 – Jan 14, 2003 3 – Dec. 12, 2003	3 – Dec. 14, 2003 4 – April 20, 2004 5 – Jan. 13, 2005	5 – Jan. 13, 2005	5 – Oct. 13, 2005 6 – April 11, 2006 7 – May 24, 2006 8 – Oct. 16, 2006	8 – Oct. 16, 2006	8 – Oct. 16, 2008 9 – March 20, 2009 10 – Dec. 6, 2009	10 – Dec. 6, 2009 11 – Dec. 9, 2009
Exercise price	1 – FRF 291.90 *(EUR 44.50)*	1 – FRF 291.90 *(EUR 44.50)* 2 – FRF 385.00 (EUR 58.69) 3 – FRF 478.00 (EUR 72.87)	3 – FRF 478.00 *(EUR 72.87)* 4 – EUR 67.40 5 – EUR 70.32	5 – EUR 70.32	5 – EUR 70.32 *6 – EUR 54.52* 7 – EUR 60.70 8 – EUR 48.00	8 – EUR 48.00	8 – EUR 48.00 *9 – EUR 55.82* 10 – EUR 42.48	10 – EUR 42.48 *11 – EUR 42.69*
Other conditions	–	–	–	–	–	–	–	–
Number of options exercised at December. 31, 2001	0	0	0	0	0	0	0	0

1. Valeo's share performance over 18 months

Month	Price (in euro)			Trading volume (shares)	Trading volume (value in millions of euro)
	High	Low	Closing (average)		
July-00	59.20	49.50	54.83	7,068,453	384.29
Aug.-00	61.50	50.00	55.64	14,751,971	847.83
Sept.-00	61.90	45.95	54.52	9,938,208	527.20
Oct.-00	51.50	43.90	47.79	11,929,360	585.95
Nov.-00	59.80	50.45	54.22	20,215,349	1,110.12
Dec.-00	55.65	46.00	50.05	19,975,370	967.06
Jan.-01	51.50	43.10	48.83	12,329,764	604.00
Feb.-01	59.90	47.50	54.07	23,070,445	1,276.07
March-01	58.90	47.11	53.43	14,975,072	783.65
April-01	52.00	44.30	49.48	9,482,462	464.16
May-01	52.95	49.11	50.98	7,916,966	402.14
June-01	51.80	45.60	48.00	7,298,305	357.98
July-01	53.10	46.02	48.86	11,153,314	549.43
Aug.-01	52.85	49.00	50.84	12,419,129	629.26
Sept.-01	49.50	30.02	39.36	6,307,142	244.98
Oct.-01	40.57	33.82	37.80	6,587,304	248.15
Nov.-01	45.50	37.06	41.78	7,946,518	339.97
Dec.-01	44.80	40.53	42.35	5,274,064	222.05

Source: Euronext Paris.

2. Stabilizing the share price

In the sixth resolution of the Combined General Meeting held on May 9, 2001, the shareholders granted the Management Board an eighteen-month authorization to purchase the company's shares in accordance with the provisions of article L. 225-209 *et sqq.* of the Commercial Code. Under the authorization the shares could be bought back on one or more occasions, by any method including over the counter or the implementation of options strategies.

This authorization superseded, for the unexpired period, the unused portion of the authorization granted in the sixth resolution of the Combined General Meeting held on May 25, 2000.

The number of shares that may be acquired under this authorization may not represent over 10% of the Company's capital. The purchase price may not exceed EUR 80 per share and the sale price must not be less than EUR 40 per share.

The objectives of the share buyback program are as follows in order of priority:

- to stabilize the share price by trading in the shares on the market;
- to purchase and sell shares based on market conditions;
- to hold shares for attribution (in payment of assets, in exchange for shares in another company or otherwise) in connection with external growth or financial transactions;
- to attribute shares on redemption, conversion, exercise or exchange of share equivalents;
- to purchase shares with a view to canceling all or some of them, subject to adoption by the Extraordinary General Meeting of a resolution authorizing the Management Board to cancel shares;
- to acquire shares for attribution on exercise of stock options granted to the management or employees of the Group or under the employee profit-sharing plan or any other employee share ownership plan;
- to acquire shares to be held in treasury stock or to be sold or transferred by any appropriate method.

In the eighth resolution of the same meeting, the shareholders authorized the Management Board to cancel shares acquired under the above mentioned share buyback program, provided that the aggregate number of shares canceled in any given period of twenty-four months does not exceed 10% of the Company's capital. This authorization, given for a period of eighteen months, renewed that granted by the General Shareholders' Meeting of May 25, 2000.

The share buyback program was described in an information memorandum approved by the French stock exchange authorities *(Commission des Opérations de Bourse)* on April 18, 2001 (visa. No. R01-390).

In 2001, Valeo carried out a number of transactions under the above mentioned share buyback program. A total of 581,641 shares were purchased at an average price of EUR 37.83, and 312,468 shares were sold at an average price of EUR 55.65. At the end of 2001, the Group held 539,827 shares in treasury stock, representing 0.65% of its capital stock.

3. Dividends

Dividends per share over the past five years were as follows:

	1996	1997	1998	1999	2000
Gross dividend per share (in euro)	2.75	1.49	1.50	2.25	2.03
Net dividend per share (in euro)	1.83	0.99	1.00	1.50	1.35
Tax credit (in euro)	0.92	0.50	0.50	0.75	0.68
Total dividend (excluding tax credit– in millions of euro)	128	70	82	124	112

Taking into account the 2001 results but with confidence in the Group's future, at the Annual General Meeting held to approve the accounts for 2001, the Supervisory Board and Management Board will recommend a net dividend of EUR 0.70 per share (EUR 1.35 in 2000).

MAIN INDUSTRIAL AND COMMERCIAL ENTITIES

Direct and indirect stakes by country (%)

Region	Country	Entity	Stake (%)
European Union	France	ANTIVOLS SIMPLEX	100
		VALEO ÉQUIPEMENTS ÉLECTRIQUES MOTEUR	100
		VALEO ÉLECTRONIQUE	100
		PAUL JOURNÉE	100
		VALEO SÉCURITÉ HABITACLE	100
		VALEO SYSTÈMES D'ESSUYAGE	100
		VALEO THERMIQUE MOTEUR	100
		VALEO PLASTIC OMNIUM SNC	50
		VALEO VISION	100
		VALEO CLIMATISATION	93
	Germany	VALEO AUTO ELECTRIC KG	100
		VALEO BELEUCHTUNG DEUTSCHLAND GmbH	100
		VALEO SCHALTER UND SENSOREN GmbH	100
		TELMA RETARDER DEUTSCHLAND GmbH	100
		VALEO AUTO-ELECTRIC WISCHER UND MOTOREN GmbH	100
		VALEO SICHERHEITS-SYSTEME GmbH	100
		VALEO KLIMASYSTEME GmbH	93
		SYLEA GmbH	98.5
		VALEO DISTRIBUTION DEUTSCHLAND GmbH	100
	Belgium Netherlands Sweden	VALEO VISION BELGIQUE	100
		VALEO DISTRIBUTION BELGIQUE	100
		VALEO DISTRIBUTION NEDERLAND BV	100
		VALEO ENGINE COOLING AB	100
	Italy Spain Portugal	VALEO SpA	99.9
		VALEO SICUREZZA ABITACOLO SpA	99.9
		VALEO SISTEMI DI CLIMATIZZAZIONE SpA	93
		TELMA RETARDER ITALIA Srl	100
		SYLEA ITALIA Srl	98.5
		CABLAUTO Srl (Italy)	98.5
		CAVISUD Srl (Italy)	98.5
		VALEO RICAMBI SpA	99.9
		VALEO ESPAÑA SA	100
		VALEO MATERIALES DE FRICCION SA	100
	United Kingdom	TELMA RETARDER LIMITED	100
		VALEO SECURITY SYSTEMS LIMITED	100
		VALEO CLIMATE CONTROL LIMITED	93
		LABAUTO LIMITED	98.5
		VALEO DISTRIBUTION (UK) LIMITED	100
Other European countries		VALEO AUTO ELECTRIC HUNGARY LLC	100
		VALEO VYMENIKY TEPLA Sro (Czech Republic)	93
		VALEO AUTOKLIMATIZACE Sro (Czech Republic)	93
		SYLEA Tchequia Sro	98.5
		EKO dd (Slovenia)	97.4
		SYLEA POLAND Sp Zoo	98.5
		VALEO AUTOSYSTEMY Sp Zoo	100
		VALEO DYSTRYBUCJA Sp Zoo	100
		VALEO OTOMOTIV SISTEMLERI ENDUSTRISI	100
		VALEO OTOMOTIV DAGITIM AS	100
North America	United States	VALEO, INC.	100
		VALEO FRICTION MATERIALS, INC.	100
		VALEO INVESTMENTS HOLDING, INC.	100
		VALEO ELECTRICAL SYSTEMS, INC.	100
		VALEO CLIMATE CONTROL CORP.	93
		VALEO SYLVANIA LLC	50
		VALEO ACUSTAR THERMAL SYSTEMS, INC.	47.4
		TELMA RETARDER, INC.	100
		VALEO AFTERMARKET, INC.	100
		VALEO SWITCHES & DETECTION SYSTEMS, INC.	100
	Mexico	VALEO MAT. DE FRICCION DE MEXICO SA de CV	100
		VALEO SISTEMAS ELECTRICOS SA de CV	100
		VALEO TERMICO SA de CV	100
		DELMEX DE JUAREZ S de RL de CV	100
		VALEO AUTO ELECTRICAL SYSTEMS DE MEXICO SA de CV	100
		VALEO SISTEMAS ELECTRONICOS S de RL de CV	100
		VALEO CLIMATE CONTROL DE MEXICO SA de CV	93
		VALEO SYLVANIA ILUMINACION S de RL de CV	50
		TELMA RETARDER DE MEXICO SA de CV	100
South America		VALEO SISTEMAS AUTOMOTIVOS Ltda (Brazil)	100
		VALEO CLIMATIZACAO BRASIL Ltda	93
		TELMA RETARDER DO BRASIL COMERCIAL	100
		TCA SA (Brazil)	19.7
		VALEO EMBRAGUES ARGENTINA SA	68
		EMELAR SA (Argentina)	68
		CIBIE ARGENTINA SA	100
		VALEO NEIMAN ARGENTINA SA	100
		VALEO TERMICO ARGENTINA SA	100
		DAV ARGENTINA SA	98.5
Africa		CABELEC (Morocco)	98.5
		CABLINAL MAROC SA	98.5
		CABLEA MAROC	98.5
		SYLEA BOUZNIKA, SA (Morocco)	98.5
		CABLEA TUNISIE	97.7
		"STC" SOCIÉTÉ TUNISIENNE DE CÂBLAGES	98.5
		SYLEA TUNISIE	98.5
		VALEO EMBRAYAGES TUNISIE SA	100
		DAV TUNISIE	98.5
		VALEO SYSTEMS SOUTH AFRICA (Proprietary) Ltd	51
Asia	South Korea	VALEO MANDO ELECTRICAL SYSTEMS KOREA Ltd	100
		VALEO PYEONG HWA Co. Ltd (South Korea)	50
		VALEO PYEONG HWA DISTRIBUTION Co. Ltd	50
	China	VALEO WENLING AUTO.SYSTEMS Co. Ltd (China)	55
		HUBEI VALEO AUTOLIGHTING Co. Ltd (China)	51
		VALEO AUTO AIR CONDITIONING HUBEI Co. Ltd (China)	30.7
		FAW ZEXEL CLIMATE CONTROL SYSTEMS Co. Ltd (China)	20.4
		NANJING VALEO CLUTCH Co. Ltd (China)	50
		VALEO SHANGHAI AUTO.ELECT.MOTORS & WIPER SYSTEMS Co. Ltd (China)	50
		SHANGHAI VALEO AUTO.ELECT. SYSTEMS Co. Ltd (China)	30
	Japan	VALEO ZEXEL ENGINE COOLING Corporation	74.9
		VALEO UNISIA TRANSMISSIONS KK	66
		ZEXEL VALEO CLIMATE CONTROL Corporation	37.2
	India	SYLEA AUTO (India) LIMITED	98.5
		VALEO FRICTION MATERIALS INDIA LIMITED	60
		AMALGAMATIONS VALEO CLUTCH PRIVATE LIMITED (India)	50

Industrial   Commercial

SYLEA	DAV	VALEO LIAISONS ÉLECTRIQUES	SC2N	CABLEA	VALEO FOUR SEASONS	TELMA	VALEO DISTRIBUTION	ÉQUIPEMENT 7
98.5	98.5	98.5	98.5	98.5	50	100	100	100

VALEO COMPONENTES AUTOMOVILES SA	VALEO TERMICO SA	VALEO ILUMINACION SA	VALEO PLASTIC OMNIUM SL	TELMA RETARDER ESPAÑA SA	VALEO SISTEMAS ELECTRICOS SL	VALEO SISTEMAS DE SEGURIDAD Y DE CIERRE SA	VALEO CLIMATIZACION SA	VALEO SISTEMAS DE CONEXION ELECTRICA SL	VALEO DISTRIBUCION SA	CABLINAL PORTUGUESA	CABLAGENS DO AVE (Portugal)
100	100	99.7	50	100	100	100	93	98.5	100	98.5	98.5

NURSAN ED (Turkey)	NURSAN OK (Turkey)
39.4	39.4

MIRGOR SACIFIA (Argentina)	INTERCLIMA SA (Argentina)	TCA SA (Argentina)
24.2	24.2	19,7

To the best of my knowledge, the information contained in this "reference document" is correct. It includes all the information required by investors to form an opinion concerning the assets and liabilities, business, financial position, results and outlook of the company and no information has been omitted that would be likely to alter an investor's opinion.

Paris, April 12, 2002



Chairman of the Management Board
Thierry Morin

STATEMENT BY THE AUDITORS OF THE FINANCIAL STATEMENTS OF THE COMPANY AND THE GROUP
(Free translation of the original French text for information purposes only)

In our capacity as Statutory Auditors of Valeo (the company) and as required by *Commission des Opérations de Bourse* rule COB 98-01, we have examined in accordance with French professional standards the information about the financial position and the historical accounts included in this "reference document".

This "reference document" is the responsibility of the Chairman of the Management Board of Valeo. Our responsibility is to express an opinion on the fairness of the information about the financial position and the accounts contained in this "reference document".

Our procedures, which were performed in accordance with French professional standards, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements. Our procedures also consisted in reading the other information contained in the "reference document" in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention, based on our overall knowledge of the company, as acquired during our audit. This "reference document" does not contain any forward looking information determined according to a structured process.

We also audited the financial statements of the company and the Group for the years ended December 31, 1999 and 2000 as approved by the Board of Directors and for the year ended December 31, 2001 as approved by the Management Board. Our audits were performed in accordance with auditing standards generally accepted in France. Our reports on these financial statements were free of qualifications and observations.

Based on the procedures described above, we have nothing to report with respect to the fairness of the information about the financial position and the financial statements contained in this "reference document".

Paris, April 12, 2002

The Statutory Auditors

Coopers & Lybrand Audit
Serge Villepelet



RSM Salustro Reydel
Édouard Salustro — Jean-Pierre Crouzet



The annual report has been registered as a "reference document" with the *Commission des Opérations de Bourse.* The following checklist shows the different sections with must be included in a "reference document" in accordance with *Commission des Opérations de Bourse* rules and the page numbers on which the corresponding information is presented.

COB

"In application of COB rule 98-01, this "reference document" was filed with the Commission des Opérations de Bourse on 15th April 2002. This "reference document" may not be used in connection with a financial transaction unless it is accompanied by an Information Memorandum approved by the Commission des Opérations de Bourse."

Design and production : OMNIUM

Photos : Jerôme Brezillon - Christian Crampont - Gettyimages - Philippe Gontier - Benoît Granier - Stéphane Muratet

Thanks to : BMW - Daewoo - DaimlerChrysler - Fiat - Ford Motor Company - General Motors - Honda - Hyundai - Nissan - Porsche - PSA Peugeot Citroën - Renault - Rover - Toyota - Volkswagen - Daf Trucks - Man



French *Société Anonyme* with a Management Board and Supervisory Board, with a capital of 249,169,809 euros
Headquarters: 43, rue Bayen – 75017 Paris – France
Telephone: +33 (1) 40 55 20 20 – Fax: +33 (1) 40 55 21 71
552 030 967 R.C.S. Paris



ENVIRONMENT, HEALTH AND SAFETY REPORT




Greenhouse gases
Volatile organic compounds
Water, Energy,
Raw materials
Waste,
Industrial
effluents

PRODUCTION

DESIGN

Recycled materials

Greenhouse gases
Nitrogen and sulfur oxide
Volatile organic compounds
Particles

RECYCLING AND RE-MANUFACTURING — Re-manufactured parts → USE

Noise & Vibration

Over one million
parts re-manufactured
by Valeo in 2001

Energy

END OF LIFE

Non-reusable waste


Consumed
Produced

VALEO'S ENVIRONMENTAL PROFILE



7,717
9,120
10,234
99
00
01

Sales
(in million euro)


98
100
143
99
00
01

Number of production sites


9
27
46
99
00
01

Number of ISO 14001 certified sites


523
573
619
99
00
01

R&D expenditure
(in million euro)


1,871
1,452
1,658
99
00
01
60%
78%
82%

Total energy consumption
(in GWh)
Response rate
(% of sales)


4,626
6,139
5,455
99
00
01
61%
75%
80%

Total water consumption
(in thousand of m^3)
Response rate
(% of sales)


6,560
8,151
9,249
99
00
01
24%
38%
51%

Consumption of recycled plastics
(in tons)
Response rate
(% of sales)


38,177
42,909
58,297
99
00
01
25%
41%
49%

Consumption of packaging materials
(in tons)
Response rate
(% of sales)


299,550
145,002
154,401
99
00
01
55%
72%
79%

GHG emissions (greenhouse gases)
(in tons of CO_2 equivalent)
Response rate
(% of sales)


1,605
1,767
2,476
99
00
01
40%
54%
69%

VOC emissions (volatile organic compounds)
(in tons)
Response rate
(% of sales)


2,594
2,731
2,006
99
00
01
53%
65%
62%

Industrial effluents
(in thousand of m^3)
Response rate
(% of sales)


68,459
98,169
116,552
99
00
01
54%
69%
78%

Waste production
(in tons)
Response rate
(% of sales)



CONTENTS



Valeo began its worldwide risk assessment program in 1991, an initiative reflecting an early commitment to the pursuit of industrial growth, employee health and safety and environmental protection within a perspective of sustainable development. Since then, through its specific achievements, our Group has clearly shown its commitment to developing products and manufacturing processes that combine technological innovation with respect for the environment. Significant progress has been made at our industrial sites and over the entire life cycle of our products, to the benefit of our customers, end-consumers and the community in general.

In 2001, we continued working towards strategic objectives such as ISO 14001 certification for our sites, the treatment of hazardous substances and the optimization of end-of-life automotive equipment. With nearly 50 sites certified ISO 14001 at the end of 2001, our environmental management program is moving forward, though the objective of certifying all our sites around the world has not yet been achieved. We have made real progress in programs to find substitutes for harmful substances, but serious technological hurdles remain to be overcome. Further progress in these programs will be an absolute priority in 2002.

Our first report illustrated our commitment to protecting the environment by describing in detail our resources and management tools. In this second report, we have placed the emphasis on the environmental performance of our sites and products with respect to their life cycle. We are convinced that this factor is as crucial to our development as our economic performance. The indicators published this year reflect our desire to report regularly and openly on the impact of our activities on the environment and the progress we are making in this area.

Thierry Morin
Chairman of the Valeo Management Board

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks, in both the OEM and aftermarket segments. Valeo ranks among the world's top 10 automotive suppliers*. The Group employs 70,000 people, representing 45 different nationalities, at 143 production plants, 53 R&D centers and 10 distribution centers in 25 countries worldwide.


7,717
9,120
10,234
99 00 01
SALES
(in million euro)
7,717
9,120
10,234
3%
4%
31%
62%
3%
7%
29%
61%
3%
6%
24%
67%
99 00 01
SALES BY GEOGRAPHIC REGION
(in million euro and % of sales)
South America
North America
Asia and Africa
Europe
Aftermarket* 19%
Transmissions 5%
Climate Control 25%
Security Systems 5%
Electrical Systems and Electronics 46%
SALES BY ACTIVITY
*Including sales to manufacturers previously included in the industrial activities
487
573
388
99 00 01
OPERATING INCOME
(in million euro)

Through its global presence and innovative technologies,
Valeo delivers recognized quality and service to its customers.

NORTH AMERICA
20 PRODUCTION SITES
11 R&D CENTERS
1 DISTRIBUTION CENTER
10,800 EMPLOYEES
USA, MEXICO

EUROPE
87 PRODUCTION SITES
38 R&D CENTERS
8 DISTRIBUTION CENTERS
46,300 EMPLOYEES
BELGIUM, CZECH REPUBLIC, FRANCE, GERMANY, HUNGARY, ITALY, NETHERLANDS, POLAND, PORTUGAL, SLOVENIA, SPAIN, SWEDEN, TURKEY, UNITED KINGDOM



SOUTH AMERICA
13 PRODUCTION SITES
1 DISTRIBUTION CENTER
2,300 EMPLOYEES
BRAZIL, ARGENTINA

AFRICA
9 PRODUCTION SITES
7,200 EMPLOYEES
MOROCCO, TUNISIA, SOUTH AFRICA

ASIA
14 PRODUCTION SITES
4 R&D CENTERS
3,400 EMPLOYEES
JAPAN, CHINA, SOUTH KOREA, INDIA

THE 5 AXES


TOTAL QUALITY
CONSTANT INNOVATION
SUPPLIER INTEGRATION
PRODUCTION SYSTEM
INVOLVEMENT OF PERSONNEL

FOR CUSTOMER SATISFACTION







5 DOMAINS AND 11 BRANCHES OF ACTIVITY

○ **DRIVELINE SYSTEMS**
- Transmissions
- Motors & Actuators
- Electronic & Connective Systems
- Switches & Detection Systems

○ **SEEING AND BEING SEEN**
- Lighting Systems
- Switches & Detection Systems
- Wiper Systems
- Climate Control
- Electronics & Connective Systems

○ **ELECTRICAL ENERGY MANAGEMENT**
- Electrical Systems
- Electronics & Connective Systems
- Motors & Actuators
- Transmissions

INVOLVEMENT OF PERSONNEL

Involvement implies recognizing skills, enhancing them through training, giving people the means of carrying out their responsibilities, encouraging them to make suggestions for improvement and to participate actively in the running of autonomous teams.

VALEO PRODUCTION SYSTEM (VPS)

The VPS is designed to improve the productivity and quality of our products and systems. It is a "pull" system based on flexibility of production resources, the elimination of all non-productive operations and stopping production at the first non-quality incident.

CONSTANT INNOVATION

In order to design innovative, easy-to-manufacture, high-quality, cost-effective products while reducing development times, Valeo has set up an organization based on project teams and the simultaneous engineering of products and processes.

SUPPLIER INTEGRATION

By integrating suppliers we are able to benefit from their capacity to innovate, develop productivity plans with them and improve quality. Valeo aims to set up and sustain close, long-term relationships with a limited number of world-class suppliers.

TOTAL QUALITY

The aim of Total Quality is total customer satisfaction. To meet customer expectations on the quality of products and services, it is implemented by all members of the company together with all suppliers.







○ **ACCESS AND SAFETY**

- Security Systems
- Electronics & Connective Systems

○ **AUTOMOTIVE THERMAL SYSTEMS**

- Climate Control
- Engine Cooling
- Motors & Actuators
- Electronics & Connective Systems

Scope of report

The data published in this report are based on all Valeo production and distribution sites in the world for the years 1999 to 2001. The report does not cover facilities used exclusively as offices or for purposes of Research and Development.

All majority controlled subsidiaries have been taken into account, according to the following rules:

- Acquisition during year N included from 1 January of the year N+1;

- Divestiture during year N excluded from the data for year N.

To take account of variations in activity, most of the indicators have been presented in relation to the sales of the production and distribution activities. The calculation of the indicators was centralized and based on raw data collected from the sites.

Since some sites did not supply complete data, the portion of sales covered by the reported data is indicated underneath each graph.

This report has been prepared in accordance with the recommendations of the Global Reporting Initiative (GRI).

First quarter 2001

- ISO 14001 certification of La Verrière (France) and Sainte Savine (France) sites
- ISO 14001 certification of La Suze (France) and Zaragoza (Spain) sites
- ISO 14001 certification of Decatur (USA) and Toluca (Mexico) sites
- A centralized system for treating atmospheric emissions went into service at the Zaragoza (Spain) site



MILESTONES



Second quarter 2001

- ISO 14001 certification of Santena (Italy) and Neuses (Germany) sites
- ISO 14001 certification of Amiens foundry site
- Valeo received the PREDIT grand prize for innovation for its anti-pollution/anti-odor cabin air system
- The U.S. Environmental Protection Agency selected the technology used by Valeo at its Seymour site as its MACT (Maximum Achievable Control Technology) benchmark for the manufacture of vehicle headlamps in the USA

CHANGES IN THE REPORTING ENTITY DURING 2000-2001

	2000	
ACQUISITIONS	March:	- acquisition of a 66% share in Valeo Unisia Transmissions - creation of Valeo Systems South Africa (51%-owned by Valeo) with the group Metair
	September:	- acquisition of Sylea and Filtrauto (automotive activities of the Labinal group)
	June:	- creation of Zexel Valeo Climate Control and Valeo Zexel Engine Cooling with the Bosch group

	2001	
ACQUISITIONS	March:	- acquisition of Telma's driveline retarders business
	November:	- acquisition of 5.04% of Sylea (increasing Valeo's share to 98.5%)
DIVESTITURES	October:	- divestiture of 100% of Filtrauto - divestiture of the non-automotive wiring activity
	November:	- divestiture of Valeo Transmission UK

Third quarter 2001

- ISO 14001 certification of San Luis Potosi (Mexico) site
- ISO 14001 certification of Olesa (Spain) and Hampton (USA) sites
- ISO 14001 certification of Breuilpont (France) and Juarez (Mexico) sites
- Valeo and Ricardo signed a partnership agreement for the development of a 42-volt diesel vehicle improving fuel efficiency by up to 30%



IN 2001



Fourth quarter 2001

- ISO 14001 certification of Greensburg (USA) and Rio Bravo (Mexico) sites
- The Risk, Insurance and Environment Department ordered the first health and work safety audit at the Annemasse (France) site
- Valeo won gold and silver trophies at the International Grand Prix for Technological Innovation at Equip Auto 2001
- The Reims (France) site introduced vacuum degreasing machines using no chlorinated solvents

VALEO ENVIRONMENTAL CHARTER


Environnement • Sécurité • Santé • Sûreté
Valeo
Risk
Management

By implementing an ISO 14001-compliant Environmental Management System (EMS), integrated into the VALEO "5 Axes" approach, all Branch, Division and plant managers and employees undertake to:

1. Train and involve personnel in identifying and reducing the impact their work has on the environment.

2. Achieve and maintain the facilities' compliance with environmental laws and regulations, whether they be applicable at the local, regional, international or in-house level.

3. Prevent pollution by designing, manufacturing, packaging and recycling products in such a way as to minimize harmful effects on the environment.

4. Design, build and manage facilities that minimize the amount of waste and other environmental damage generated.

5. Reduce energy consumption and optimize the use of natural resources.

6. Talk with customers and suppliers to improve the overall management of the environment.

7. Implement an assessment system to ensure continuous improvement of the Environmental Management System.

Managing our industrial risks

Valeo's risk management policy has two objectives: to guarantee the safety of people and property and to control the environmental impact of our activities and products within a perspective of sustainable development. This policy is totally integrated into the Group's "5 Axes," which aim for Total Quality in our products and production processes. Based on the Charters, Directives and implementation manuals that set out the Group's commitment in these areas, it is scrupulously applied the world over.

With regard to the environment, Valeo's policy is illustrated by its efforts to obtain ISO 14001 certification for all its production sites by 2003.

VALEO RISK MANA

1991 The risk assessment program is launched



1992 The Environmental Management System is set up



1995 The audit and re-audit system is set up



1996 *The ISO 14001 Standard is introduced*



1997 The Valeo 14001 and generic plant programs are launched



WORK HEALTH AND SAFETY CHARTER



Health and safety in the workplace are priorities for Valeo. By implementing a health and safety management system, integrated into the Valeo "5 Axes" approach, all Branch, Division and plant managers and employees undertake to:

1. **Maintain sites in compliance with applicable laws and regulations as well as with Group Directives.**
2. **Assess the risks to employee health and safety generated by equipment, processes, products and working methods.**
3. **Minimize risks to the health and safety of personnel.**
4. **Measure their site's performance in terms of work health and safety.**
5. **From the design phase, take into account the potential impact of new products, equipment and processes on employees' health and safety.**
6. **Make sure that temporary employees and subcontractors apply Valeo's safety rules at each site.**
7. **Adopt a constructive approach to encourage transparent communication with personnel, customers, suppliers and administrative agencies in order to improve the overall management of health and safety in the workplace.**

Ensuring employee health and safety

The health and safety of employees are top priorities for Valeo. These concerns are taken into account in the design of manufacturing processes as well as in the management and organization of workspaces.
To formalize its commitment in this area, the Group drew up a Work Health and Safety Charter in 2001. Health and Safety Directives defining the standards to be observed worldwide will be prepared in 2002. They will be as stringent as the Environmental Directives already applied at all sites. Since 2001, personal health and safety have been included in Valeo's site audits, which also focus on the environment, the security of property, and safety. The objective is to assess health and safety performance at 54 sites in 2002.

1998 The product and process strategy is introduced



2000 28 sites are certified ISO 14001
The first environmental report is published



GEMENT POLICY



1999 12 sites are certified ISO 14001



2001 **46 sites are certified ISO 14001**

Involving and training all personnel

Initiatives to involve and train personnel are key to the success of Valeo's program to reduce environmental, health and safety risks.

To that end, awareness-building modules have been created for staff members in all areas (purchasing, logistics, production, R&D, maintenance, etc.). A special training program has also been created for people whose work could have a significant impact on the environment.

Temporary and newly hired employees as well as subcontractors working at the sites also receive information that will enable them to respect Valeo's environmental, health and safety commitments.

Each Valeo site organizes safety programs with training for emergency situations, and periodic courses and drills. The objective is to ensure that all employees understand and are able to carry out the emergency procedure applicable at their plant.



24,915 hours of environmental training for employees in 2001

Developing more environmentally friendly processes and products

Valeo's "product and process" strategy

Valeo's concern for environmental impact is not limited to its production sites. It covers the full product life cycle, from design to end-of-life.

To develop more ecological processes and products, the Group has pursued an environmentally focused "product and process" strategy since 1998. Applied at all Valeo sites, this strategy defines guidelines for designing and manufacturing products to achieve five major objectives

1. Eliminate hazardous substances from products and processes
2. Anticipate the products' end-of-life from the design stage
3. Use recyclable-grade materials
4. Reduce waste
5. Re-manufacture and re-use end-of-life products

Integrating and leading our suppliers

Supplier integration is a key component of Valeo's "5 Axes".

As part of its Total Quality system, the Group works with its suppliers in a spirit of continuous improvement in order to maintain high standards of competitiveness and quality. Regular audits are held to ensure that suppliers are meeting Valeo's requirements.

In the area of environment and safety, Valeo makes a point of:
- checking that suppliers are applying high standards in their activities, and
- talking with suppliers to improve environmental management throughout the sector.

Environmental, health and safety criteria are taken into consideration in the purchasing process. All purchases of products, equipment and services must comply with in-house Valeo standards. In particular, dangerous products must satisfy Group requirements concerning banned or restricted substances.

Meeting the expectations of stakeholders

The Group develops products and services that meet the environmental, comfort and safety requirements of its automaker customers, final users, the authorities and the community in general.
Valeo's sites are keen to maintain good relations with local communities by engaging in meaningful communication and taking part in local initiatives aimed at protecting the environment.

Brazil São Paulo: action for the environment

The Pedreira site in Brazil has set up an internal and external environmental education program, with the participation of 12 neighboring schools, local authorities and employees. Called "Provabil" (for Protection and Enhancement of Billings, the name of São Paulo's drinking water reservoir), the project is aimed at making Valeo's employees and the local community more aware of environmental protection and water conservation. To kick off the program, more than 120 children and their parents visited the Pedreira plant, which is opposite the reservoir, and planted 63 fruit trees. A number of educational activities were organized during the day, and information brochures handed out.
Some 20 teachers subsequently received training in the discussion of environmental issues at the school, and several Valeo employees took part in awareness-building actions in the community. The magazine "Livre Mercado" praised this initiative as an illustration of the social and environmental involvement of local companies.

Dedicated teams throughout the Group

A dedicated organization exists to enforce the risk management policy and product and process strategy implemented by Valeo.

The Group's Risks, Insurance and Environment Department defines, implements and coordinates the Group's risk management policy.

A coordinator in each Branch communicates policy and feedback, supplies technical expertise to the sites, assesses progress and makes sure that the sites respect the commitments and improvement objectives that have been set.

At each site, an Environment, Health and Safety manager designated by the Plant Manager monitors the application of the Group's Directives.



Group Level
Risks, Insurance, Environment Department
. Defines and coordinates Group policy
. Supervises external audits
. Monitors global performance
Branch Level
Environment, Health, Safety Coordinators
. Coordinates Branch policy
. Assesses environmental management system implementation
. Monitors performance at the sites
Site Level
Environment, Health, Safety Managers
. Applies Group Directives
. Implements the environmental management system
. Organizes awareness-building and training for site personnel
. Conducts environmental self-assessments for the site

The Risks, Insurance, Environment Department works closely with Research and Development, which is responsible for designing and developing products and processes that combine technological innovation with respect for the environment.

Valeo Risk Management: integrated management of risks

Environmental management is part of an integrated system of risk management that covers the environment, the security of property, people and data and the safety of buildings and installations, as well as health and safety in the workplace. All the Group's Directives in these areas are grouped in the Valeo Risk Management Manual. This manual, which will soon include application guides for each sector, provides a common foundation on which each site can establish procedures adapted to the specific features of its activity.

This risk management system is based on:

- **detailed knowledge of the risks specific to each site, based on an initial in-depth audit carried out by independent experts, set out in an "environmental identity card" and centralized at Group level in the VEMIS (Valeo Environmental Management Information System) database;**
- **a site acquisition, divestiture and closing procedure with systematic environmental auditing;**
- **an environmental management system that contributes to the continuous improvement of performance through a PDCA (Plan, Do, Check, Act) approach to necessary recommendations;**
- **regular monitoring of progress, based on external audits of performance at each site;**
- **homogeneous documentation management for the entire Group.**


Evaluate
the environmental risks
Implement
the environmental management system
Measure
the progress achieved
• Acquisition audit
• Initial in-depth audit
• Valeo 14001 system
• External audits
Environmental identity card for the sites
PLAN
DO
Valeo 14001
ACT
CHECK
Site assessment sheets
Centralized in the VEMIS database
Site procedure
Consolidation by the Group

Rigorous performance monitoring

The Valeo audit program, which has existed since 1991, is a key component of the environmental compliance strategy. Conducted regularly by external experts, these audits and re-audits measure environmental performance and progress at each site.

Alongside these external audits, all Valeo sites regularly conduct their own assessments of environmental performance. The site's environmental manager prepares a compliance report each month and transmits it to plant management and the Environmental Coordinator of the Branch.

PERCENTAGE OF SITES AUDITED BY EXTERNAL EXPERTS


29
40
50
99
00
01

Valeo 14001: an ISO 14001-compliant environmental management system


Valeo
ISO14001

The Valeo 14001 management system complies with the ISO 14001 standard. It also includes Group-specific standards that are sometimes more stringent than local regulations.

To optimize deployment of the Valeo 14001 system at the sites, the Group has each manager meet with independent experts, who provide support through training, advisory visits and mock audits. They help the managers set up and create documentation for the system and then supply guidance in communication and implementation. Information collected during the advisory visits at the sites is used in monitoring application of the Valeo 14001 system through to certification.

31% of Valeo sites had been certified ISO 14001 at end 2001

Our "Zero Risk" objective

Taking its approach even further, Valeo has set as an objective a Zero Risk policy covering not only the environment, but also personal health and safety as well as the security of property, installations and data.

Based on Valeo's Highly Protected Site concept, this proactive approach sets zero risk targets in the areas of accidental pollution, the industrial security of installations, and health and safety in the workplace. Through a program of continuous improvement aimed at enhancing employee awareness, involvement and responsibility, these objectives will enable the Group to achieve Total Quality in risk management and environmental protection, in addition to processes and products. This policy fits in perfectly with Valeo's "5 Axes" approach.

PERCENTAGE OF ISO 14001-CERTIFIED SITES


8
23
31
99
00
01

An effective environmental program must cover every stage in the life cycle of a product, system or module (design, manufacture, use, end of life). To this end, Valeo designs and develops innovative processes and products that combine technological efficiency with respect for the environment.


6%
of sales
were spent
on R&D
in 2001

Making the environment part of Research and Development

Constant innovation is one of Valeo's "5 Axes." In 2001, the Group allocated 619 million euro – 6% of sales – to Research and Development.

When the Group's R&D teams research, develop and design new products, they place particular emphasis on the environmental impact of the manufacture, use and end-of-life of products.

Consequently, the project team always includes an environmental expert when a new product is being developed. The environmental impact of new products and processes is also taken into account in the analysis of project feasibility.

R&D EXPENDITURE
(in million euro)


523
573
619
99
00
01

An environment-focused research group

Created in 1998, this technology focus group is made up of environmental experts and R&D staff from Valeo's Branches. The objective is to create synergies within the group to actively reduce the environmental impact of processes and products over the entire life cycle. The subjects addressed by the group include banned and restricted substances, the elimination of hexavalent chromium and its compounds, lead and its compounds and chlorinated solvents, the use of recycled grades of plastic and product recyclability.

Choosing environmentally friendly materials

Phasing out dangerous substances

In 1995, Valeo created its Banned and Restricted Substances (BRS) database applicable to the automotive industry. This base summarizes the laws and regulations applicable in the countries where Valeo is present, as well as the requirements of its automaker customers regarding more than 600 substances entering into the composition of parts or in manufacturing and repair processes.

This list is updated each year and may be consulted on the Valeo Intranet. It allows R&D teams to develop products that meet the specific environmental requirements in each of Valeo's markets.

The list also ensures that materials purchased by the Group comply with its environmental standards.

At the same time, the Group is conducting studies on alternative solutions that will effectively meet the specifications of its automaker customers.

Valeo is intensifying its efforts at global level, to end the use of hazardous substances (in particular, lead, hexavalent chromium and chlorinated solvents) in its manufacturing processes and products.

Eliminating the use of hexavalent chromium (Cr 6+)

In response to requests from its main customers and new regulatory requirements (the European Directive on End-of-Life Vehicles), Valeo began a program several years ago to phase out the use of hexavalent chromium (Cr 6+). Chromium is employed mainly in surface treatments to protect mechanical parts from corrosion. After developing new, chromium-free treatments in 1999, Valeo innovated once more in 2001 by replacing the phosphochromating of heat exchangers with a process based on a long-life aluminum alloy. As a result, consumption of hexavalent chromium in the Climate Control Branch decreased by 65% between 2000 and 2001.

CONSUMPTION OF HEAVY METALS


633
2,444
387
2,375
410
2,946
99
00
01

□ Consumption / sales (in tons/thousand euro)
○ Consumption (in tons)

Replacing lead and chlorinated solvents

Lead is one of the hazardous substances Valeo is seeking to phase out through several programs. For example, the Group has developed a complete range of lead-free facings for passenger cars and trucks. The G5 range of clutch facings now complies with European regulations, effective as of July 2003, which seek to phase out lead to permit more efficient recycling of end-of-life components. This new facing technology also replaces organic solvents used in the manufacturing process, such as trichlorethylene and toluene, with a water-based solution. The G5 technology is a concrete application of Valeo's commitment to protecting the environment.

CONSUMPTION OF CHLORINATED SOLVENTS


652
2,416
2,638
2,511
492
372
99
00
01

□ Consumption / sales (in tons/thousand euro)
○ Consumption (in tons)

Giving preference to recycled materials

Valeo uses recycled grade materials (recycled plastics and second melting light metals) in many of its products. These materials, which are obtained from suppliers or transformed directly by certain Valeo Branches, make up an increasingly large portion of the Group's total volume of purchases.

In cooperation with automotive manufacturers, Valeo has developed many products containing recycled plastic.

In 2001, Valeo consumed 9,249 tons of recycled plastics, compared with 6,560 tons in 1999, an increase of more than 40%.

CONSUMPTION OF RECYCLED PLASTICS
(in tons)


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,560
8,151
9,249
99
00
01

Valeo's generic plant: sustainable development applied to the production site

Valeo has developed a global approach to integrate the notion of sustainable development from the design phase of a production site: the generic plant. This approach is based on the work of the HQE[1] association, the U.S. Green Building Council[2] and recommendations of the World Bank[3]. All new plant construction or renovation projects include sustainable development criteria in very detailed specifications concerning:

- site selection,
- plant construction,
- employee working conditions,
- plant operation,
- application of regulations,
- Valeo risk prevention standards,
- optimized consumption,
- reduced emissions and waste.

Where possible, plants are located in existing or fallow industrial zones to avoid occupying agricultural lands or natural areas. The sites must be easy for employees to get to and also located near major customers and suppliers to reduce transport.

During the construction or renovation, Valeo takes care to protect the landscape and local ecosystem. A landscape architect works with the building architect to ensure that the site is well integrated into the natural environment and to lay out green spaces that will highlight local varieties of plants. Exceptional species are preserved or replanted nearby whenever possible.

When the San Luis Potosi site in Mexico was constructed, the palm trees on the grounds were replanted and a cactus garden created along the edge of the site.

[1] Targets definition for building environmental quality, 1997

[2] The leadership in Energy and Environmental Design (LEED) Green Building System, 2000

[3] Pollution Prevention and Abatement Handbook, Toward Cleaner Production, 1998

Employee working conditions are also the focus of considerable attention during the planning stages to ensure that the building meets high standards in ventilation, lighting, acoustics and safety.

The risks of accidental pollution from leaks, fires or explosions are carefully evaluated and preventive measures built-in from the design stage.

Plants are designed to minimize environmental impact over their entire life span. When drawing up the plans for the plant, the architect will orient the future building in such a way as to reduce the energy needed for heating, cooling and lighting. Considerable importance is also given to the choice of construction materials, which should be easy to recycle and free of compounds hazardous to health or the environment. Whenever possible, these materials should be sourced from local suppliers.

Through this innovative approach, Valeo is seeking to diminish site impact at the source and to improve the working environment of employees. The plants at Veszprem (Hungary), Skawina (Poland), Zebrak (Czech Republic), Bouznika (Morocco) and Atsugi-Shi (Japan) are illustrations of the generic plant concept.



The Atsugi-Shi plant

Saving natural resources

Energy consumption

Reducing energy consumption is a primary objective of Valeo's Environmental Charter. Most of the Group's industrial processes use electricity and gas, which are cleaner energy sources than fuel oil, oil or coal.

Exemplary actions

To meet the commitments set out in the Charter, each site has defined a plan for reducing its energy consumption. For example, the VSDS Branch has put in place weekly monitoring of energy consumption, with analysis of any divergence from usual patterns, as well as inspections of installations.

Improvement objectives

- *Further reduce the proportion of fuel oil in energy consumption*

BREAKDOWN OF ENERGY CONSUMPTION


100%
80%
60%
40%
20%
0%
44%
20%
37%
14%
31%
56%
4%
41%
55%
99
00
01

Electricity Gas Fuel oil

TOTAL ENERGY CONSUMPTION


347
1,871
185
1,452
166
1,658
99
00
01

Total consumption / Sales (in MWh/million euro)
Total consumption (in MWh)

Water consumption

The Valeo Group is aware that water resources are becoming scarcer and is making an effort to develop intelligent solutions to reduce water consumption at all its sites.

Exemplary actions

Many Valeo production plants have implemented plans to reduce water consumption. A basic component of these plans is a shift to closed-circuit cooling systems and the development of new water-saving technologies.

Improvement objectives

- *Continue phasing out open-circuit water systems*

WATER CONSUMPTION


857
4,626
807
6,139
559
5,455
99
00
01

Total water consumption / sales (in m^3/million euro)
Total consumption (in thousands of m^3)

Protecting air and water quality

Valeo is careful to protect air and water quality at all its production plants by reducing emissions at the source and investing in treatment systems.

Atmospheric emissions

☐ Main types

Most of the emissions generated by Valeo's production activities are Volatile Organic Compounds (VOC) and greenhouse gases (CO_2, CO, NOx).

VOC EMISSIONS
(volatile organic compounds)



454
1,605
324
1,767
292
2,476
99
00
01

☐ VOC / Sales (in kg/million euro)
○ VOC (in tons)



Origin	Main emissions	Impact
Use of solvents (degreasing parts) and paints with solvents	VOC	Creation of tropospheric ozone (ozone pollution, potential impact on human health)
Zamack presses, plastic injection, aluminum smelting, insert-molding	Greenhouse gases (CO_2, CO, NOx)	Climate change

☐ Exemplary actions

All Valeo sites producing Volatile Organic Compounds (VOC) are equipped with filtering systems and treatment units. These sites use recycling techniques for solvents, which are the primary cause of VOC emissions.

Valeo introduced a program to reduce VOC emissions at the source several years ago. The Electronics & Connective Systems Branch and the Lighting Systems Branch have developed solvent-free paints and varnishes. Solutions are being developed to phase out the use of paint and varnish.

With its new range of G5 clutch facings made without chlorinated products, the Transmissions Branch is also contributing to efforts to reduce VOC emissions. In terms of greenhouse gas emissions, the Group is seeking to cut its energy consumption and improve the operation of its combustion installations. For example, gas-fired boilers are replacing boilers running on fuel-oil, which pollutes more.

GHG EMISSIONS
(greenhouse gas emissions)



64
299,550
145,002
21
154,401
16
99
00
01

☐ GHG / sales
(in tons of CO_2 equivalent/million euro)
○ GHG (in tons of CO_2 equivalent)

GHG emissions have been calculated from energy consumption by applying emission coefficients set by the Inter-governmental Panel on Climate Change (IPCC)

➧ *Improvement objectives*

- *Continue eliminating chlorinated solvents from processes and products*
- *Replace all fuel-oil boilers with gas boilers*

Discharges to water

☐ Main discharges

Valeo treats industrial effluents that may contain heavy metals (hexavalent chromium, lead) and fluorine prior to discharge.

Origin	Main discharges	Impact
Surface treatment	Heavy metals (Cr 6+)	Accumulation in soil and sediment, impact on aquatic fauna
Production of heat exchangers (brazing)	Fluorine	Toxic at high concentrations for aquatic organisms

☐ Exemplary actions

Water quality is the focus of particular attention at all Valeo sites.

Only 23% of Valeo's sites produce industrial effluents. All of them are equipped with treatment systems.

By recovering runoff water and installing separate networks, plants are able to collect rainwater and accidental spills and channel them for proper treatment (water from clean roofs evacuated through the wastewater networks, runoff from parking areas sent to an oil separator-remover, treatment in an appropriate treatment center where necessary).

Alongside these effluent management systems, Valeo is developing innovative processes to reduce the volume of discharges and their pollutant concentration. Valeo's programs to phase out lead and hexavalent chromium are reducing at the source the discharge of heavy metals into natural water sources.

INDUSTRIAL EFFLUENTS


547
2,594
2,731
412
2,006
266
99
00
01

☐ Volume discharged/sales (in m^3/million euro)
○ Volume discharged (in thousand of m^3)

➧ *Improvement objectives*

- *Continue phasing out lead and hexavalent chromium from processes and products*

QUANTITY OF HEAVY METALS IN THE EFFLUENTS


0.41
1,119
1,073
1,270
0.25
0.29
99
00
01

☐ Quantity/sales (in kg/million euro)
○ Quantity (in kg)

Optimizing waste management

Valeo is striving to reduce the quantities of waste generated and minimize its impact on the environment by promoting its re-use, either internally or through recycling.

Main waste generated by Valeo's activities

Type of main waste		Destination
Metal	▷	Internal re-use, recycling
Cardboard and wood pallets	▷	Recycling
Plastic	▷	Internal re-use, partial recycling
Dangerous materials	▷	Treatment by specialists

□ **Exemplary actions**

Programs to reduce waste at the source and waste sorting programs have been in place at all plants since 1994.

Valeo limits its consumption of raw materials and reduces production waste at the source. In this way, a percentage of injection sprue, reground scrap, machining dust and waste paint powder are put back into the processes, following strict quality testing of the materials. In 2001, 800 tons of diverse plastic waste was re-used internally.

The introduction of the Valeo Production System (VPS), based on the use of plastic bins to move parts, components and merchandise around the plant, has also substantially reduced the amount of packaging waste produced.

At the same time, all personnel at the plants have been made aware of the importance of sorting at the source. At present, 61% of the waste produced by the Group is re-used externally or internally.

➧ *Improvement objectives*

- *Continue efforts to reduce the production of waste at the source, particularly packaging waste*
- *Extend the Valeo Production System to inter-site transport*
- *Increase recovery and re-use (materials and energy), with recycling as the main priority*

CONSUMPTION OF PACKAGING MATERIALS


17,306
38,177
42,909
58,297
10,371
9,773
99
00
01

□ Consumption/sales (in tons/thousand euro)
○ Consumption (in tons)

BREAKDOWN OF PACKAGING MATERIALS CONSUMED (2001)


Wood packaging 41%
Plastic packaging 12%
Cardboard packaging 47%

TYPES OF WASTE PRODUCED (2001)


Dangerous waste 32%
Non-dangerous waste 68%

WASTE GENERATED


14.3
68,459
14
98,169
12.3
116,552
99
00
01

□ Quantity/sales (in tons/million euro)
○ Quantity (in tons)

WASTE RE-USE RATE


47
55
61
99
00
01

(in %)

Identifying and treating environmental damage

For Valeo, environmental responsibility extends well beyond current activities. The Group assumes its responsibilities from initial site acquisition to final sale or closure, ensuring that any environmental damage inherited from past activities is identified and treated in accordance with Valeo rules and standards.

For example, the site acquisition procedure involves an initial acquisition audit (Phase I audit) to identify the risks of environmental damage, focusing on soil pollution in particular. This initial audit may be followed by a more in-depth investigation of the soil and groundwater (Phase II audit) if the potential risks are high. After acquisition, the site is included the Group's audit and reaudit scheme. The same procedure is applied when a site is sold or closed, and for all property transactions, whether Valeo owns or simply leases the land in question.

Construction of the Mermoz hospital

In 1996, the Valeo Group rehabilitated its Mermoz site, a center of industrial activity for more than a hundred years. Covering an area of 7 hectares in Lyons (France), the site had hosted a wide range of industrial processes over the years: impregnation, immersion and spray painting, phosphate treatment, chromating, zinc coating, stamping, machining, degreasing, etc.
Over a two-year period, from 1999 to 2001, with the support of the local authorities, the site was treated to remove all forms of pollution.
Most of the land was then sold. In 2001, construction work began on the largest plot to build the Mermoz hospital, soon to be Lyons' largest private hospital.

Innovation through the "Domain" approach

Through its "Domain" and "Module" approach, Valeo provides vehicle manufacturers with global solutions that meet fundamental market needs such as comfort, safety and security, while offering fuel savings and lower pollutant emissions. The gains are higher than those achieved through a non-integrated approach, with shorter development times, improved results – enhanced functionality, ease of dismantling, recyclability – and lower costs.

In environmental terms, the "Domain" and "Module" approach represents a major step forward:

- **Lower energy consumption and fewer pollutant emissions**
- **Improved cabin air quality**
- **Reduced noise and vibration**
- **Reduction in the weight and volume of equipment**



THE 5 DOMAINS

- DRIVELINE SYSTEMS
- SEEING AND BEING SEEN
- ELECTRICAL ENERGY MANAGEMENT
- ACCESS AND SAFETY
- AUTOMOTIVE THERMAL SYSTEMS

Reducing energy consumption

Enhancing the energy efficiency of our products and systems

Vehicle radiators, air-conditioning systems, clutches, electric motors, alternators and starters, headlamps and signaling lights consume large quantities of electricity. Their energy efficiency must be optimized to reduce power losses. To this end, Valeo has launched a number of technology programs:

- Electronic cooling management for higher engine efficiency,
- Optimized equipment efficiency (alternators, electronically controlled motors and fans, lighting),
- 42-Volt architecture.

Valeo, pioneer of the 42-Volt technology

With the ever increasing power requirements of new on-board equipment, the traditional 14-Volt power system has reached its limits. Over the last two years, Valeo has developed a new 42-Volt architecture to address these new needs. The voltage increase from 14 Volt to 42 Volt enhances power generating efficiency by 7% to 9%. And on the new air conditioning systems, the use of a 42 Volt compressor in association with a 42 Volt high-efficiency alternator should reduce additional fuel consumption by around 30%.

Low-energy LED headlamps and discharge lamps

The light-emitting diode (LED) is an optoelectronic component that consumes only one-fifth the power of a traditional incandescent lamp. Moreover, it has a longer lifetime, is highly compact and lights up very quickly.
Replacement of the high and low beam headlamps by a single dual-function High Intensity Discharge (HID) headlamp reduces power consumption by around 60%, while improving lighting performance.

Reducing fuel consumption

Valeo's industrial branches have achieved significant progress in their quest to provide car manufacturers with practical solutions for reducing vehicle fuel consumption. For example, the Stop & Start system developed by the Electrical Systems Branch substantially reduces fuel consumption (a 10% decrease in urban traffic) by shutting off the engine when the vehicle is stationary and then starting it again automatically.

Automated manual transmissions also bring down fuel consumption (by 5 to 10%) in line with future CAFE standards. Current work on light hybrids, in collaboration with Ricardo, should lead to new breakthroughs in vehicle fuel economy.

10%
fuel savings
in urban traffic
with the
Stop & Start system

Valeo and Ricardo sign an agreement to develop a 42-Volt hybrid diesel vehicle improving fuel efficiency by up to 30%

Valeo and Ricardo have signed a technical and strategic partnership to develop a 42-Volt mild hybrid diesel vehicle. This partnership combines Valeo's expertise in 42-Volt electrical energy and thermal management systems and Ricardo's know-how in diesel powertrains and system integration. The aim is to cut fuel consumption by 30% and to bring pollutant emissions down to 50% below the legal limits applicable in 2005 while maintaining performance and driving pleasure. The agreement with Ricardo was signed at the beginning of the year. Extensive collaborative research work, including software, testing and development, has already produced the first visual model, displayed on Valeo's stand at the 59th IAA show in Frankfurt in September 2001.

Improving air quality

Better cabin air quality

Valeo is working on new air treatment techniques to enhance air quality inside the passenger compartment. New systems (filters, pollutions sensors) have been developed to purify and deodorize the outside air by removing harmful pollutants, gases and particles.

Innovation 2001: Photocatalysis

The Valeo photocatalysis system uses UV light to purify the cabin air by eliminating pollutant gases. This highly efficient system (80% efficiency on toluene, 70% efficiency after 1,200 hours of use) removes all volatile organic compounds, nitrogen oxides and sulfur oxides, eliminates odors and traps bacteria in its filter. It was awarded the Grand Prix for Innovation 2001 at Carrefour du PREDIT (National land transport research and innovation program).

Reducing pollutant emissions

Valeo is helping to reduce vehicle emissions by developing equipment that will enable car manufacturers to comply with future standards on atmospheric emissions, due to come into force in 2005. For example, Valeo offers effective solutions to cut nitrogen oxides emissions (NOx), which are partly responsible for acid rain and which irritate the respiratory tract and the eyes.
The Group also provides practical methods for reducing carbon monoxides (CO) and carbon dioxide (CO_2) through advanced engine cooling management for enhanced combustion and a substantial reduction in engine friction.

REDUCTION IN POLLUTANT EMISSIONS



g/km
200
100
2% to 5% reduction
g/km
2
1
Euro 3
10% to 20 reduction
g/km
0,2
0,1
Euro 3
10% reduction
g/km
0,2
0,1
Euro 3
STANDARD
THEMIS
CO_2
CO
HC
NOx

Euro 3 : European standard setting emission limits (NOx, HC, CO and particles) for motor vehicles. CO_2 emissions are not covered by Euro 3 standards.



Innovation 2001: THEMIS: THErmal Management Intelligent System

Traditionally oversized to withstand extreme conditions – car driving uphill with a caravan in tow – existing engine cooling systems consume far too much fuel and waste a large amount of thermal energy. In response to this problem, Valeo has developed THEMIS (THErmal Management Intelligent System), a system which adjusts engine temperature to the conditions of vehicle use.
Thanks to this system, engine warm-up time is halved and fuel consumption is reduced by 2 to 5%, with a corresponding reduction in pollutant emissions. THEMIS was a finalist in the International Grand Prix for Technical Innovation at Equip Auto 2001.



Location
2
Control valve
1
Variable-speed electronic cooling fan (Fantronic®)
4
Electronic water pump
3
Electronic engine cooling control module

With the THErmal Management Intelligent System, the engine cooling function is controlled electronically and engine temperature is maintained at the optimal level. Engine efficiency is improved substantially, resulting in lower fuel consumption and CO_2 emissions and enhanced comfort in the passenger compartment.

Reducing noise and vibration

Valeo's R&D teams are focusing on the problem of noise and vibration absorption to find innovative solutions for all automotive functions. Significant progress has been made in reducing noise produced by radiators, alternators, air-conditioning systems and windshield wipers.

Innovation 2001: The Silencio™ Flat Blade windshield wiper blade

The Silencio™ Flat Blade wiper combines innovation, style and advanced technology for excellent wiping quality. Valeo applied its expertise in aerodynamics, acoustics and materials and performed extensive consumer tests to produce an ultra-flat design which is much quieter than conventional wipers and enhances safety through improved visibility. The Silencio™ Flat Blade won the gold trophy in the "Aftermarket, Services and Accessories" category of the International Grand Prix for Technical Innovation at Equip Auto 2001.

Noise levels of the Flat Blade compared with a standard wiper

Speed	Noise reduction with wipers in off position	Noise reduction with slow wiping speed
120 km/h	- 2 DB	- 3.8 DB
150 km/h	- 1.3 DB	- 3.4 DB

Reducing the weight and volume of equipment

As performance improves and the number of functions increases, vehicle equipment is tending to get heavier.
Valeo is therefore working on the same functions, but with lighter materials (plastics, aluminum, magnesium) to reduce weight. For example, the Climate Control Branch has obtained weight gains of around 10% using Mu-Cell, a new plastic compound incorporating gas micro-bubbles.

At the same time, the growing use of electronic control systems and miniaturized parts is reducing volume and bringing down vehicle weight. The efforts made by Valeo to reduce equipment volume and weight will help to lower fuel consumption and reduce pollutant emissions.

Easy recycling

For several years, Valeo has applied a global approach to the life cycle management of its products, systems and modules, with a view to addressing the problem of recycling from the earliest design stage. Manufacturers must now design their cars to facilitate end-of-life recovery and recycling and Valeo's approach provides a response to their growing needs. It anticipates the requirements of the European directive on end-of-life vehicles (ELV Directive of 18 September 2000, currently being introduced into French law).

For example, the Group systematically applies the "design for ease of dismantling" (DFD) and "design for recycling"(DFR) principles in its design projects.

Valeo also seeks to minimize the number of parts and families of materials used in a component. To this end, it is developing a single-material approach and a range of "green" modules.

Fewer parts

To simplify ELV dismantling and recycling, the Climate Control Branch's "pick and plug" program has substantially reduced the number of references used for standard components.
The new "flat blade" windshield wiper comprises 7 parts, compared with 23 for a standard wiper.

"Green" modules

Valeo's ecological front end comprises a metal/plastic structure incorporating the lighting and engine cooling functions. It is a practical illustration of the Group's innovative approach. The screws on the module have been replaced by a system of clips for easy component assembly, dismantling and sorting.

Product re-manufacturing and re-use

Valeo aims to establish a leading position in automotive equipment re-manufacturing, a sector that offers attractive market opportunities. Certain Valeo end-of-life products are collected, re-manufactured and sold in the aftermarket. They include alternators, starters, truck clutches, radiators and – since 2000 – compressors, condensers and light vehicle clutches.

More than
1
million
re-manufactured parts
in 2001

The Group re-manufactures more than a million end-of-life parts each year at its specialized site in Angers (France). These parts, rebuilt and guaranteed for a full year by Valeo, are used on the aftermarket by most major automotive brands.

CAFE (Corporate Average Fuel Economy)

Fuel consumption standards for new vehicles sold in the USA, enforced in 1978 under the Energy Policy and Conservation Act of 1975.

CO

Carbon monoxide. Gas produced by the combustion process.

CO_2

Carbon dioxide. Principal greenhouse gas.

Cr 6+

Hexavalent chromium. The most oxidized form of chromium, a member of the heavy metals family, used for its anti-corrosion properties.

Euro 3

European standard setting pollution limits in the automotive industry.

Greenhouse gases

Gaseous compounds which absorb and re-emit infrared radiation. Their increasing concentration is believed to lead to a global warming of the climate. Emissions limits for these gases were defined in the Kyoto Protocol.

GRI (Global Reporting Initiative)

Launched in late 1997, the Global Reporting Initiative is an international and multi-partite initiative aiming to define and disseminate guidelines for sustainability reporting.

ISO 14001

Standard published by the International Standards Organisation for the creation and certification of environmental management systems.

NOx

Nitrogen oxides. Compounds produced primarily by vehicles and combustion installations.

VOC (Volatile Organic Compounds)

Group of chemical compounds containing carbon and which evaporate at ambient temperature.

Zamack

Alloy of zinc and aluminum.



Jean-François Marchand
Group Risks, Insurance,
Environment Director



Emmanuel d'Orsay
Group Product
Development Director

Branch Environment, Health & Safety Coordinators
Branch Research & Development Directors

Environmental & Product Coordinator

François Broszniowski
françois.broszniowski@valeo.com
Valeo Wiper Systems
8, rue Louis Lormand
78321 La Verrière - France
Tel. +33 1 30 69 60 16
Fax +33 1 30 69 60 97

Transmissions

Le Triangle – 15 rue des Rosiers
93585 Saint-Ouen Cedex - France
Christophe Vallée
christophe.vallee@valeo.com
Tel. +33 1 49 45 34 34
Fax +33 1 49 45 33 36
Didier Lexa
didier.lexa@valeo.com
CEPN - rue de Poulainville - ZI Nord
80087 Amiens Cedex 2 - France
Tel. +33 3 22 67 58 00
Fax +33 3 22 67 58 10

Transmissions
Friction Materials Activity

BP 1532 - 87020 Limoges
Cedex 09 -France
Philippe Lemaître
philippe.lemaître@valeo.com
Tel. +33 5 55 04 38 24
Fax +33 5 55 04 39 90
Daniel Benoît
daniel.benoît@valeo.com
Tel. +33 5 55 04 38 09
Fax +33 5 55 04 39 90

Climate Control

8 rue Louis Lormand - BP 13
78321 La Verrière Cedex - France
André Queuche
andré.queuche@valeo.com
Tel. +33 1 34 61 59 12
Fax +33 1 30 13 54 11
Jean-François Cointereau
jean-françois cointereau@valeo.com
Tel. +33 1 34 61 57 79
Fax +33 1 30 13 54 75

Engine Cooling

8 rue Louis Lormand - BP 17
78321 La Verrière Cedex - France
André Queuche
andré.queuche@valeo.com
Tel. +33 1 34 61 59 12
Fax +33 1 30 13 54 11
Michel Forissier
michel.forissier@valeo.com
Tel. +33 1 30 13 52 51
Fax +33 1 30 13 52 33

Lighting Systems

34 rue Saint-André
93012 Bobigny Cedex - France
Jean-Pierre Nicolas
jean-pierre.nicolas@valeo.com
Tel. +33 1 49 42 62 62
Fax +33 1 49 42 62 24
Bénédicte Deloge
benedicte.deloge@valeo.com
32 rue de Paris - BP 717
89100 Sens Cedex - France
Tel. +33 3 86 95 61 73
Fax +33 3 86 95 60 14
Hector Fratty
hector.fratty@valeo.com
Tel. +33 1 49 42 60 92
Fax +33 1 49 42 62 95

Electrical Systems

2 rue André Boulle
94000 Créteil - France
Philippe-Paul Petit
philippe-paul.petit@valeo.com
Tel. +33 1 48 98 86 00
Fax +33 1 49 81 98 80
Daniel Richard
daniel.richard@valeo.com
Tel. +33 1 48 98 85 94
Fax +33 1 42 07 15 14

Wiper Systems
Motors & Actuators

Immeuble Le Titan - Parc Ariane 2
2 boulevard des Chênes
78340 Guyancourt - France
Jean-Pierre Vallon
jean-pierre.vallon@valeo.com
Tel. +33 1 30 69 61 00
Fax +33 1 30 69 61 01
James Kolanek - *Amérique du Nord*
james.kolanek@valeo.com
Valeo Inc.
3000 University Drive
Auburn Hills, MI USA 48326-2356
Tel. +1 (248) 340-3723
Fax +1 (248) 340-3053
Dennis Laabs *(VWS)*
dennis.laabs@valeo.com
Valeo Systèmes d'Essuyage
8, rue Louis Lormand
78321 La Verrière Cedex - France
Tel. +33 1 30 69 60 00
Fax +33 1 30 69 60 94
Eckardt Schmid *(VWS)*
eckardt.schmid@valeo.com
Stuttgarter Str. 119
D-74321 Bietigheim-Bissigen - Germany
Tel. +49 71 42 73 21 07
Fax +49 71 42 73 29 19
Susan Rutt *(VMA)*
susan.rutt@valeo.com
Valeo Inc.
3000 University Drive
Auburn Hills, MI USA 48327
Tel. +1 (248) 340-3000
Fax +1 (248) 371-1126

Security Systems

Europarc - 42 rue Le Corbusier
94002 Créteil Cedex - France
Yves Huguet
yves.huguet@valeo.com
Tel. +33 1 56 71 53 30
Fax +33 1 56 71 53 44
Christophe Dominiak
christophe.dominiak@valeo.com
Tel. +33 1 56 71 54 25
Fax +33 1 56 71 53 79

Electronics & Connective Systems

ZAC du Pas du Lac - 5 avenue Newton
78180 Montigny le Bretonneux - France
Yves Huguet
yves.huguet@valeo.com
Tel. +33 1 56 71 53 30
Fax +33 1 56 71 53 44
Franck Ferrier
franck.ferrier@valeo.com
Tel. +33 1 30 85 30 85
Fax +33 1 30 43 41 71
Guillaume Devauchelle
guillaume.devauchelle@valeo.com
Tel. +33 1 30 85 30 85
Fax +33 1 30 43 41 71

Switches & Detection Systems

Guillaume Chevrier
guillaume.chevrier@valeo.com
SC2N
45 rue Charles de Coulomb - BP 42
14125 Mondeville Cedex - France
Tel. +33 2 31 52 32 00
Fax +33 2 31 52 32 03
Joachim Mathes
joachim.mathes@valeo.com
Valeo Schalter und Sensoren GmbH
Stuttgarter Str. 119
D-74321 Bietigheim-Bissingen-Germany
Tel. +49 7142 730
Fax +49 7142 73 2750

Distribution

Le Triangle
15 rue des Rosiers
93585 Saint-Ouen Cedex - France
Jean-Pierre Leruez
jean-Pierre.leruez@valeo.com
Tel. +33 1 49 45 39 09
Fax +33 1 49 45 32 00

Editorial:
Group Risks,
Insurance Environment Dept.
Photos:
Christian Crampont - Philippe Gontier
Design and printing:

OMNIUM


1991
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2001


Valeo

French *Societe Anonyme* with a Management Board and Supervisory Board, with a capital of 249,169,809 euros
Headquarters: 43, rue Bayen – 75017 Paris – France
Telephone: + 33 1 40 55 20 20 – Fax: + 33 1 40 55 21 71
552 030 967 R.C.S. Paris
www.valeo.com